SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 000-30993

PROXIM CORPORATION

(formerly Western Multiplex Corporation)
(Exact name of registrant as specified in its charter)

Delaware	52-2198231
(State of Incorporation)	*(I.R.S. Employer Identification No.)*

935 Stewart Drive
Sunnyvale, California 94085
(408) 731-2700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Class A Common Stock, par value $.01 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

Based on the closing sale price of the registrant's Class A Common Stock on the Nasdaq National Market System on June 28, 2002, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of voting and non-voting Class A Common Stock held by non-affiliates of the registrant was $259,484,098.

The number of shares outstanding of the registrant's Class A common stock as of March 25, 2003 was approximately 120,335,708.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Form 10-K, to the extent not set forth herein, is incorporated herein by reference to the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held in 2003, which definitive proxy statement shall be filed with the Securities and Exchange commission within 120 days after the end of the fiscal year to which this Form 10-K relates.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the financial condition, results of operations, accounting judgments, cash flows, litigation, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive position, growth opportunities for existing products, benefits from new technology, plans and objectives of management and other matters. Statements in this document that are not historical facts are identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements, including statements relating to future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this report, are estimates reflecting the best judgment of the senior management of Proxim. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this report under the caption "Risk Factors" and elsewhere in this report.

When we use the words "anticipate," "estimate," "project," "intend," "expect," "plan," "believe," "should," "likely" and similar expressions, we are making forward-looking statements. These forward-looking statements are found at various places throughout this report and the other documents we incorporate by reference in this report. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. All subsequent forward-looking statements attributable to Proxim or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Overview

We provide broadband, or high-speed, wireless access products and access cards both in the United States and internationally. Our products and systems enable service providers, businesses and other enterprises, consumers and small businesses to deliver wireless data, voice and video services. We believe our fixed and mobile wireless systems address the growing need of our customers and end-users to rapidly and cost effectively deploy high-speed communication networks. During the past ten years, we have developed technologies that have enabled us to introduce what we believe are some of the fastest, longest range and most reliable broadband wireless systems available, including our Tsunami 480, which we believe is currently the industry's fastest license-exempt point-to-point wireless system. Our wireless local area networking solutions currently support data transmission speeds up to 100 megabits per second.

We serve the global broadband wireless access market by selling our systems to service providers, businesses and other enterprises, as well as to homes and small businesses directly through our sales force and indirectly through distributors, value-added resellers, products integrators and original equipment manufacturers.

Recent Developments

On March 17, 2003, we announced a settlement with Intersil Corporation to resolve all pending patent-related litigation between the two companies. Under the terms of the agreement, we agreed with Intersil to dismiss all claims against each other, including lawsuits before the International Trade Commission and Federal Courts in Delaware and Massachusetts.

As part of the confidential settlement agreement the two companies have entered into a patent cross-license agreement for their respective patent portfolios and Intersil will make a one-time payment of $6 million to us. The two companies have also entered into a product supply agreement defining the terms under which we will be able to purchase 802.11 products that utilize Intersil's chipsets.

We expect to continue to pursue licensing agreements related to our wireless local area networking, or WLAN patents and will vigorously defend our intellectual property rights. We expect to record a charge of approximately $3 million in the first quarter of 2003 for legal fees and other litigation-related expenses associated with this settlement and the defense of our intellectual property.

Recent Significant Business Combinations

On March 26, 2002, the merger between Western Multiplex Corporation and Proxim, Inc. was completed and the combined company changed its name to Proxim Corporation. We provide broadband, or high speed, wireless access products to service providers, businesses and other enterprises as well as high performance WLAN products based on unlicensed radio frequency technology for enterprises as well as small offices and the homes.

On August 5, 2002, we acquired the 802.11 WLAN systems business of Agere Systems, including the ORiNOCOTM product line, for $65 million in cash. To finance the acquisition, Warburg Pincus Private Equity VIII, L.P., Broadview Capital Partners L.P. and affiliated entities agreed to collectively invest $75 million in the Company. The addition of ORiNOCO product line expanded Proxim's position in all major unlicensed wireless infrastructure markets, from 802.11 enterprise WLAN and public wireless access to distributed broadband and carrier-grade wireless backhaul systems. With this acquisition, Proxim acquired a broad offering of WLAN products for enterprises, service providers, small offices and consumers.

The Proxim Solution

We believe that our broadband wireless systems address the growing need for bandwidth where digital phone lines or fiber optic cable are either too expensive to deploy in a timely fashion or are unavailable. In addition, our systems extend the reach of wired enterprise networks by providing extended range coverage using standards-based WLAN. Our systems are used in a variety of applications in different markets, including:

- *Mobile wireless backhaul.* Our systems enable cellular and personal communication service providers to connect their base stations to other base stations and to existing wire line networks.

- *Fiber redundancy and extension.* Our systems enable service providers and enterprises to back-up the wire line portions of their networks and to extend the reach of the fiber optic networks with products that combine the high transmission speeds and the reliability of fiber optic cable with the flexibility, cost effectiveness and rapid deployment of wireless technologies.

- *Enterprise/campus networks.* Our systems and products enable enterprises with multiple facilities, including those located in a campus environment, to connect their facilities to expand or establish private computer and communications networks. In addition, our WLAN products extend the reach of wired enterprise networks for mobile and portable connectivity applications.

- *Last mile access.* Our systems and products connect end-users with a service provider's network backbone and central office, providing high-speed, last mile Internet access. Our WLAN products provide fully-featured access products for the emerging public access or hot spot market.

- *Home and small business networking.* Our products provide Internet gateway and peer-to-peer cordless networking for the home and small office markets.

The key benefits of our solution include:

Rapid deployment. Service providers, businesses and other enterprises can rapidly deploy our systems to establish new, or expand existing, network infrastructures. Competing technologies such as digital phone lines and fiber optic cables generally take longer to deploy than our broadband wireless access systems. In addition, our license-exempt systems do not require frequency coordination and regulatory approval. As a result, service providers, businesses and other enterprises can avoid many of the time consuming processes typically required in installing licensed wireless technologies.

Telecommunications grade availability of service. We have developed proprietary error correction algorithms, fault tolerant systems and comprehensive network management software designed to enable our LynxTM and Tsunami point-to-point fixed wireless systems to match or exceed fiber network availability standards. These wireless systems are designed to provide 99.999% availability, or less than five minutes of down time per year. As a result, our systems enable service providers, businesses and other enterprises to provide end-users with telecommunications grade availability which is equal to or better than that offered by most alternative broadband access solutions.

High-speed and long distance connections. We have used our engineering expertise and proprietary radio frequency and digital signal processing technologies to design systems that offer an attractive combination of high-speed transmission rates and long-range coverage. During the past ten years, we have introduced what we believe are some of the fastest and longest-range wireless networking systems available, including our Tsunami 480, which we believe is currently the industry's fastest license-exempt system.

Cost-effective solutions. Because our technologies enable our systems to transmit over longer distances than competing product designs, service providers, businesses and other enterprises often require fewer units to cover a specified area. As a result, they are able to reduce both their initial and incremental capital expenditures for network deployments.

Fully integrated end-to-end solution. We offer a broad range of systems that enable service providers, businesses and other enterprises to create complete broadband wireless networks that connect end-users to network backbones, for example fiber optic networks. Our point-to-point systems are primarily used within the backhaul segments of networks and also provide last mile access to large businesses. Our point-to-multipoint systems provide last mile access to campus environments, as well as residential users and small businesses. Our systems use similar radio frequency technology, digital signal processing and network management software. We believe this design commonality offers service providers, businesses and other enterprises higher end-to-end performance, lower equipment costs and lower training and maintenance costs.

Our broadband wireless access systems have various disadvantages and limitations. For example, the broadband wireless access industry is technology intensive and requires us to continually develop new products or product enhancements in order for us to remain competitive. In addition, in contrast to mobile wireless access solutions, our systems require line-of-sight installation, which often requires the network service provider or enterprise network owner to obtain roof rights from third parties. Our systems may also experience problems due to radio signal interference, which may occur if multiple wireless systems are operating on the same radio frequencies and in the same geographic areas as our systems or, in the case of operating frequencies above 11 GHz, if there is inclement weather. As an increasing number of unlicensed products are deployed over time, whether Proxim systems or systems from our competitors, the possibility of interference between systems that operate in the same frequency increases, and in some cases there may not be sufficient frequency available in a given geographic location to allow further expansion of a customer's network. Furthermore, our point-to-multipoint systems started shipping in December 2001 and we may not be able to successfully penetrate the emerging markets for these systems.

Strategy

Our objective is to be a leading global provider of broadband wireless access and networking systems. Our strategy to accomplish this objective is to:

Capitalize on our technology expertise to rapidly introduce new products. Over the past ten years, we have developed or acquired several core technologies that form the basis of our current product lines and which we intend to use in our future product development. Our dedicated team of engineers has multi-disciplinary technical capabilities, including radio frequency technology, digital signal processing and system software development. We believe integrating these capabilities is highly complex, and we intend to continue to take advantage of our technology expertise to introduce product enhancements and new products in a rapid and cost effective manner. For example, we are currently developing a point-to-point broadband wireless system capable of transmitting data at speeds in excess of 1 gigabit per second and point-to-multipoint systems which will easily integrate with our existing point-to-point systems.

Utilize existing customer and partner relationships to expand into new market segments. In 2002, we sold our systems to more than 170 customers in 45 countries. Our customers and partners include AT&T Wireless Group, Avaya, Cingular Wireless, Dell Computer, Fujitsu, Hewlett-Packard, Motorola, Telefonica, Telmex, Verizon Wireless, and VoiceStream Wireless. We intend to build upon our relationships with current customers and partners as they continue to expand their networks and enter new market segments, such as fiber extension, campus and other private networks and last mile access. We believe that we will be well-positioned to provide our current customers with broadband wireless access and networking solutions in their new markets.

Increase our presence in international markets. While our products are currently sold and approved for use in over 50 countries, we intend to increase our presence in these countries and further expand into new international markets where broadband wire line access is currently too expensive or unavailable. In particular, as various governmental authorities make license-exempt spectrum available, we believe our license-exempt systems will be well-positioned for rapid deployment in these international markets. We intend to continue to expand our presence worldwide by expanding our international sales and marketing efforts, obtaining regulatory approvals for deploying our systems in new international markets, increasing our total product offerings in both existing and new international markets and establishing strategic alliances and partnerships.

Aggressively market through distributors, value-added resellers and systems integrators. We have established relationships with key distributors, value-added resellers and systems integrators such as Avant Telecoms Inc., Communications Services International, Inc., Comstor, Digital China, Hutton Communication, Inc., Ingram Micro, Somera Communications Inc., Tech Data, Tessco Technologies Incorporated and Westcon Inc. to market and sell our systems. To further accelerate our growth, we intend to build upon our existing relationships and establish new relationships with distributors, value-added resellers and systems integrators that we believe have strong relationships with potential customers for our Lynx, Tsunami and ORiNOCO products. Our marketing group continues to develop materials and programs such as training courses to assist our distributors, value-added resellers and systems integrators in penetrating these markets.

Expand through strategic transactions. We intend to pursue acquisitions of complementary businesses, technologies, products or services to expand our presence in the broadband wireless access market. On March 24, 2000, we acquired Ubiquity Communication, Inc., a Petaluma, California-based company. Through the acquisition, we acquired development stage point-to-multipoint technology that we have integrated with our core technologies to develop our point-to-multipoint systems. On March 22, 2001, we acquired WirelessHome Corporation, a Long Beach, California-based company. Through this acquisition, we acquired point-to-multipoint technology in the Beta phase that we have used to complete development of our first generation point-to-multipoint systems, Tsunami MP. On March 26, 2002, we completed a merger with Proxim, Inc., a Sunnyvale, California-based company which provides wireless local area networking and building-to-building network products based on radio frequency or RF technology. On August 5, 2002, we acquired the 802.11 WLAN systems business of Agere Systems, including the ORiNOCO product line, to expand our market position for standards-based WLAN products.

Products

We classify our products into two product lines: Wireless Wide Area Network, or WWAN, product line, and; Wireless Local Area Network, or WLAN, product line. The WWAN product line includes point-to-point Lynx, Tsunami products and point-to-multipoint Tsunami products. The WLAN product line includes 802.11a and ORiNOCO products. We design our products and systems generally to use common features, components and software.

Our products operate at different transmission speeds, radio frequencies, with different ranges and support different standard interfaces. The table below summarizes the features of our current products:

Product Name	Transmission Speeds (Kilobits per second (Kbps)) (Megabits per second (Mbps))	Radio Frequency (Gigahertz (GHz))	Range	Standard Interface
WWAN Products				
Point-to-Point Systems				
LYNX	56 Kbps to 155 Mbps	2.4 GHz and 5.8 GHz (License-exempt)	Beyond 50 miles	Fractional, T1, E1 DS3 and OC3
TSUNAMI	2 Mbps to 480 Mbps	2.4 GHz and 5.8 GHz (License-exempt)	Beyond 40 miles	T1, E1
TSUNAMI Quickbridge	20 Mbps to 60 Mbps	5.8 GHz (License-exempt)	Up to 6 miles	T1, E1
Point-to-Multipoint Systems				
TSUNAMI Multipoint (MP)	20 Mbps to 60 Mbps/sector	5.8 GHz (License-exempt)	Up to 6 miles	802.3
TSUNAMI MP.11.	11 Mbps	2.4 GHz (License-exempt)	Up to 16 miles	802.11b

Product Name	Transmission Speeds (Kilobits per second (Kbps)) (Megabits per second (Mbps))	Radio Frequency (Gigahertz (GHz))	Range	Standard Interface
WLAN Products				
ORiNOCO Access Points	11 Mbps to 100Mbps	2.4 GHz and 5 GHz (License-exempt)	Up to 1700 feet	802.11a & 802.11b
ORiNOCO Client Cards	11 Mbps to 100Mbps	2.4 GHz and 5 GHz (License-exempt)	Up to 1700 feet	802.11a & 802.11b
ORiNOCO Broadband Gateway	11 Mbps	2.4 GHz (License-exempt)	Up to 1700 feet	802.11b
HARMONY product family	11 Mbps to 100Mbps	2.4 GHz to 5 GHz (License-exempt)	Up to 1700 feet	802.11a & 802.11b

WWAN Products

Each of our point-to-point systems consists of two pieces of equipment at separate locations. Each piece of equipment is first connected to an end-user's network by a cable and then connected by an antenna cable to an antenna, which is usually mounted on a rooftop or tower. The two antennae are then aimed at one another to create a wireless connection between the two end-user locations. By using multiple systems, end-users can connect more than two locations to form a more extensive network. Our point-to-multipoint system consists of a base station connected to a wire line network which communicates with a multitude of subscriber units that connect remote local area computer networks to the main wire line network.

Lynx products. Our point-to-point Lynx products are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. These connections comprise the backhaul segments of their networks. In addition, these products are also used to establish campus and private networks and to provide fiber extension and last mile access. Our Lynx products are offered in a variety of frequencies, ranging from 2.4 GHz to 5.8 GHz, which operate in license-exempt spectrum, with a variety of data transmission speeds, ranging from 56 Kbps per second to 155 Mbps per second. Our Lynx products can transmit and receive the maximum data capacity in both directions simultaneously, a feature commonly known as full duplex. Our products have a compact, fully-integrated design and a built-in network management system. They can be linked together within a network and managed with simple network management protocol, or SNMP, software. SNMP is an industry standard set of rules that governs network management and monitors network devices and their functions. Our Lynx products also include a separate control and diagnostic channel which remotely monitors the system's status and performance without reducing its carrying capacity.

Tsunami products. Our point-to-point Tsunami products primarily enable service providers, businesses and other enterprises to expand or establish private networks by bridging Internet traffic among multiple facilities. In addition, these products are also used to provide fiber extension and last mile access. Tsunami products are currently offered in frequencies ranging from 2.4 GHz to 5.8 GHz, with a variety of data transmission speeds ranging from 2 Mbps per second to 480 Mbps per second. Like our Lynx products, our Tsunami products offer features including full duplex transmission, fully-integrated design and a separate control and diagnostic channel. In addition, our higher capacity Tsunami systems include one or more additional T1 or E1 connections without reducing the carrying capacity of the system. The additional T1 or E1 connection is a standard telecommunications interface that is not based on Internet Protocol and is typically used for voice and/or video.

Point-to-Multipoint Products. In December 2001, we began shipping our point-to-multipoint systems to enable service providers, businesses and other enterprises to cost-effectively connect end-users to a central hub. Businesses and other enterprises may also use these systems to cost-effectively connect multiple facilities within their private networks.

Our point-to-multipoint systems are deployed in a hub and spoke configuration consisting of a single central hub and equipment located at each end-user's premises. The central hub wirelessly connects to the remote customer premises equipment, prioritizing transmissions and allocating slots of time to each end-user based on a system called time division duplexing. We believe our time division duplexing technology provides a more efficient use of capacity compared to most alternative technologies to accommodate the peaks and lows of traffic between each end-user and the central hub. Central hubs operate in a variety of frequencies, in various geographic configurations and are capable of supporting hundreds of units of customer premises equipment. The hub unit can also connect to the central office of a service provider using our point-to-point technology. The customer premises equipment transmits and receives data between the end-user and the central hub at various transmission speeds and frequencies.

WLAN Products

ORiNOCO Access Point. Our ORiNOCO access points offer solutions for enterprises and public access enabling corporate user access and creation of hot spots in small, medium and large venues. Our ORiNOCO access point is a full featured wireless bridge that extends the range of wired Ethernet networks and enables migration from 802.11b 2.4 GHz WLANs to 802.11a 5 GHz WLANs. With a dual slot architecture, the ORiNOCO AP-2000 access point provides configuration flexibility and increased network capacity through the use of two Network Interface Cards. The ORiNOCO AP-5000 access point is a combination network access point and a broadband gateway. Our ORiNOCO access points also provide high level security including IEEE 802.1x which is a part of the Windows XP operating system. The Wireless Distribution System support enables wireless connection of multiple PC's, providing for a variety of wireless infrastructure configurations. Web enabled and SNMP network management allow for simple configuration and remote management of each ORiNOCO network. With a high performance 11 Mbps data rate at 2.4 GHz and 54 Mbps at 5 GHz, and a wide coverage range, we believe that the Wi-Fi compliant ORiNOCO access point is an ideal WLAN solution for the enterprise.

ORiNOCO Client Cards. Our ORiNOCO client cards deliver mobile convenience, easy installation and a configuration utility that allows users to connect quickly and simply. ORiNOCO client cards for notebooks and desktops work together with all ORiNOCO infrastructure products including access points, residential gateways, and access servers. ORiNOCO client cards deliver multiple security levels with various levels of encryption including up to 152-bit WEP, 802.1x security, delivering enterprise-class security. Packaged client adapters include the following form factors: USB, ISA and PCI adapter for desktop computers, cordless ORiNOCO 802.11a/b ComboCard and 802.11 b ORiNOCO PC Card for notebook computers and Ethernet and Serial external adapters.

ORiNOCO Broadband Gateway. Our ORiNOCO Broadband Gateway Wi-Fi (802.11b) WLAN Access Point and Cable/DSL Internet gateway offering dual Ethernet ports, for simultaneously supporting an Internet connection and a wired Ethernet network for the home and small business. Our ORiNOCO Broadband Gateway enables sharing of files and peripherals such as printers. Advanced features include 128-bit RC4 encryption, access control, built-in firewall with IP/Packet filtering, and remote management tools. Industry-leading radio receiver sensitivity and unique Microwave Interference Robustness (MIR) deliver performance against ambient interference, providing a coverage range of up to 1700 feet in home and small office environments.

Harmony Products. Harmony was the first wireless networking solution to support multiple WLAN standards, including OpenAir, IEEE 802.11b, IEEE 802.11a, and IEEE 802.11g, in a single, homogeneous architecture. The Harmony product family includes network infrastructure products and client adapter products. Network infrastructure products include Access Point Controllers which centralize communication, configuration, management and security services, Access Points which deliver low-cost radio coverage and may be placed anywhere within the network, and Power Systems that deliver power over Ethernet to Access Points. The Access Point products provide the wireless connectivity used by WLAN standards-based client adapters.

Technology

Over the past ten years, we have developed a number of core technologies that form the basis of our current product offerings and which we expect to use in our future product development. Our primary areas of technology expertise are radio frequency technology, digital signal processing and system software development.

Radio frequency technology. Microwave and millimeter-wave technology are the technologies used to wirelessly transmit data, voice and video. Microwave technology uses radio frequencies ranging from 1 GHz up to 20 GHz, and millimeter-wave technology uses frequencies above 20 GHz. We believe we are one of the few wireless equipment manufacturers in the industry that has internally developed integrated microwave circuit board designs. We believe having these design capabilities provides us with higher performance, lower production costs, shorter development cycles and the ability to customize our products so that they can more easily be integrated with our existing products and with the networks of our various customers and end-users.

Digital signal processing technology. Our products use proprietary digital signal processing technologies and designs that we developed specifically for use in wireless systems. We believe these technologies have enabled us to introduce a number of high-speed wireless products that we may not have been able to produce with generic digital signal processing chip sets. Because our development cycles are not dependent on an external supplier, we believe we can develop flexible, innovative products more quickly than those competitors who do not have similar capabilities. We are currently using our technological expertise in digital signal processing to develop next generation, high-speed wireless systems designed to operate at speeds over 720 megabits per second.

System software. Our systems use SNMP-based software that enables remote monitoring and control and facilitates the integration and compatibility of our products with larger communications networks. In addition, we have patented software for bandwidth allocation, which we believe will allow our point-to-multipoint products to use bandwidth more efficiently and to operate at higher speeds than other point-to-multipoint systems.

Sales and Marketing

We sell our products worldwide to service providers, businesses and other enterprises, and original equipment manufacturers directly through our sales force and indirectly through distributors and value-added resellers. We focus our marketing efforts on supporting our direct sales force, distributors, value-added resellers and systems integrators. We also seek to stimulate market demand by increasing brand awareness and educating potential customers about the advantages of using our products.

In the United States and Canada, our sales force focuses on key strategic accounts such as service providers, businesses and other enterprises and also develops relationships with end-users that purchase through distributors and value-added resellers. Outside the United States and Canada, sales are generally made through distributors or value-added resellers and original equipment manufacturers. Our sales force, however, develops direct relationships with end-users either independently, in which case the sales representative then brings in the distributor or value-added reseller to complete the sale, or together with the distributors or value-added resellers.

We have established relationships with large national and international distributors, local and specialized distributors and value-added resellers. The distributors sell our products, and the value-added resellers not only sell our products, but also assist their customers in network design, installation and testing. In some cases, both distributors and value-added resellers also assist their customers with financing, maintenance and the purchase of ancillary equipment necessary for installation of a wireless network.

Historically, we have not operated with a significant order backlog and a substantial portion of our revenues in any quarter were derived from orders booked and shipped in that quarter. Accordingly, a significant component of our revenue expectations will be based almost entirely on internal estimates of future demand and not on firm customer orders. Planned operating expense levels are relatively fixed in the short term and are based in large part on these estimates. If orders and revenue do not meet expectations, our operating results could be materially adversely affected. In this regard, we did not achieve our revenue targets in the third quarter of 2002, and we incurred a net loss of $35.1 million in that quarter.

Customer Service

We are committed to providing our customers with high levels of service and support. We provide training, technical assistance and customer support on the installation, management, use and testing of our products. We also provide warranties for our products consistent with industry practices in the WLAN and WWAN markets, and we offer both in-warranty and out-of-warranty repair services. Our repair center is staffed with technicians who work directly with our quality assurance team to identify potential problems and repair equipment. In addition, we have a number of flexible hardware and software maintenance and support programs available for our products.

Customers

We have a globally diversified base of customers and end-users consisting of service providers, businesses and other enterprises. In 2002, we sold our products to approximately 170 customers in 45 countries.

The following table summarizes each customer which accounted for more than 10% of the Company's total revenue each year:

	Year ended December 31,		
	2002	2001	2000
Comstor	23%	29%	—
Somera	—	11%	21%
Tessco Technologies, Inc.	—	11%	—
Avant Telecoms, Inc. (a value-added reseller)	—	—	11%

During the year ended ending December 31, 2002, international sales accounted for approximately 38% of our total sales. Revenue from shipments by Western Multiplex to customers outside of the United States, principally to a limited number of distributors, represented 24% and 33% of total revenue during the calendar years 2001 and 2000, respectively. Revenue from shipments by Proxim, Inc. to customers outside the United States, principally to a limited number of distributors and OEM customers, represented 33% and 18% of total revenue during the calendar years 2001 and 2000, respectively. Agere's sales of its ORiNOCO products included sales to a number of international customers, and we expect that we will continue to sell these products to a significant percentage of international customers. We expect that our revenue from shipments to international customers will vary as a percentage of total revenue.

Research and Development

Our research and development efforts are focused on improving the functionality and performance of our existing products as well as developing new products to meet the changing needs of our diverse base of customers and end-users. We are currently pursuing the following research and development initiatives:

- developing our point-to-multipoint systems;
- adapting our products to additional frequencies and interfaces;
- developing higher speed products;
- increasing the performance of our digital signal processing technology; and
- designing our products for low-cost, outsourced manufacturing, assembly and testing.

We are currently developing additional Lynx products, some of which should be capable of operating at speeds exceeding 625 Mbps. In addition, we are currently developing additional Tsunami products that should be capable of operating at speeds exceeding 720 Mbps. These products under development will be additional solutions for fiber extension, last mile access and campus and private networks.

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our core wireless technologies and strengthening our technological expertise. Over the past ten years, we have made and expect to continue to make significant investments in research and development. We invested approximately $29.2 million, $19.1 million and $12.4 million in research and development activities in 2002, 2001, and 2000, respectively.

Manufacturing

Our ISO 9001 certified manufacturing operation, based in our Sunnyvale, California facility, consists primarily of pilot production, product assembly and product testing. Our strategy is to outsource manufacturing and procurement of component parts to manufacturers with the expertise and ability to achieve the cost reductions associated with volume manufacturing and to respond quickly to orders, while maintaining our quality standards. This allows us to focus our internal resources on developing new products. For our current generation of Lynx and Tsunami products, we rely on two contract manufacturers to produce our printed circuit boards and one contract manufacturer for limited printed circuit board testing. We complete the final assembly and testing of these products at our Sunnyvale facility. We manufacture our ORiNOCO, Tsunami Multipoint, Tsunami outdoor routers and Harmony products through off-shore turnkey contract manufacturers. We intend to have our next generation of Lynx and Tsunami products manufactured by off-shore turnkey contract manufacturers beginning in 2003.

We depend on single or limited source suppliers for several key components used in our products. Proxim, Inc. and Agere's WLAN division depended on single sources for proprietary application specific integrated circuits, or ASICs, and assembled circuit boards. Any disruptions in the supply of these components or assemblies could delay or decrease our revenues. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. In connection with our acquisition of Agere's 802.11 WLAN systems business, we have entered into a three-year strategic supply agreement with Agere, pursuant to which Agere will provide us with 802.11 chips, modules and cards. Other than this agreement, we do not have any long-term arrangements with our suppliers. If, for any reason, a supplier fails to meet our quantity or quality requirements, or stops selling components to us or our contract manufacturers at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product reputation problems.

Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, we may have difficulty finding alternative suppliers to produce our components and assemblies on a timely basis. We have experienced shortages of some of these components in the past, which delayed related revenue, and we may experience shortages in the future. In addition, because the majority of our products have a short sales cycle of between 30 and 90 days, we may have difficulty in making accurate and reliable forecasts of product needs. As a result, we could experience shortages in supply, which could delay or decrease revenue because our customers may cancel their orders or choose a competitor for their future needs.

We have limited manufacturing capability and limited experience in large scale or foreign manufacturing. There can be no assurance that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to compete successfully, we will need to achieve significant product cost reductions. Although we intend to achieve cost reductions through engineering improvements, production economies, and manufacturing at lower cost locations including outside the United States, there can be no assurance that we will be able to do so. In order to remain competitive, we must continue to introduce new products and processes into our manufacturing environment, and there can be no assurance that any such new products will not create obsolete inventories related to older products. For example, as a part of our restructuring activities in the first quarter of 2002, we increased our provision for obsolete and excess inventory, including purchase commitments, totaling $12.7 million, of which $7.7 million related to excess inventory and $5.0 million related to purchase commitments. We subsequently reclassified this provision to cost of revenue for the first quarter of 2002. The provision related to a decrease in demand for certain products as well as our strategy to discontinue certain products in order to concentrate on selling next generation products.

Proxim, Inc. produced its 802.11a products for a limited amount of time and Western Multiplex had just begun production of its Tsunami point-to-multipoint product prior to the merger. Agere also had a limited operating history with its 802.11 WLAN products. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in relatively new and rapidly evolving markets. These risks include:

- an evolving and unpredictable business model;
- uncertain acceptance of new products and services;
- competition; and
- challenges in managing growth.

We cannot assure you that we will succeed in addressing these risks. If we fail to do so, our revenue and operating results could be materially harmed.

Competition

The markets for broadband wireless systems and wireless local area networking and building-to-building wireless networking are extremely competitive and we expect that competition will intensify in the future. Increased competition could adversely affect our business and operating results through pricing pressures, the loss of market share and other factors. The principal competitive factors affecting wireless local area networking and fixed wireless markets include the following: data throughput; effective RF coverage area; interference immunity; network security; network scalability; price; integration with voice technology; wireless networking protocol sophistication; ability to support industry standards; roaming capability; power consumption; product miniaturization; product reliability; ease of use; product costs; product features and applications; product time to market; product certifications; changes to government regulations with respect to each country served and related to the use of radio spectrum; brand recognition; OEM partnerships; marketing alliances; manufacturing capabilities and experience; effective distribution channels; and company reputation.

We could be at a disadvantage to competitors, particularly Alcatel, Business Networks AB, Cisco Systems, D-Link, Intel Corporation and LinkSys (which announced an agreement to be acquired by Cisco Systems on March 20, 2003, subject to regulatory approvals), which have broader distribution channels, brand recognition, extensive patent portfolios and more diversified product lines. We have several competitors in our commercial wireless business, including without limitation, Alvarion (the merger of Breezecom and Floware), Ceragon Networks, Cisco Systems, DMC Stratex Networks, Enterasys Networks, Harris Corporation, Intel Corporation, Intersil Corporation, Nokia Corporation, Symbol Technologies and 3Com Corporation.

We also face competition from a variety of companies that offer different technologies in the emerging home networking market, including several companies developing competing wireless networking products. Additionally, numerous companies have announced their intention to develop competing products in both the commercial wireless and home networking markets, including several Asia-based companies offering low-price IEEE 802.11b products. We could also face future competition from companies that offer products which replace network adapters or offer alternative communications solutions, or from large computer companies, PC peripheral companies, as well as other large networking equipment companies. Furthermore, we could face competition from certain of our OEM customers, which have, or could acquire, wireless engineering and product development capabilities, or might elect to offer competing technologies. We can offer no assurance that we will be able to compete successfully against these competitors or those competitive pressures we face will not adversely affect our business or operating results.

Many of our present and potential competitors have substantially greater financial, marketing, technical and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. These competitors may succeed in establishing technology standards or strategic alliances in the WLAN and building-to-building markets, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. We can offer no assurance that we will succeed in developing products or technologies that are more effective than those developed by our competitors. Furthermore, we compete with companies that have high volume manufacturing and extensive marketing and distribution capabilities, areas in which we have only limited experience. We can offer no assurance that we will be able to compete successfully against existing and new competitors as wireless markets evolve and the level of competition increases.

Intellectual Property

We rely on a combination of patents, trademarks, non-disclosure agreements, invention assignment agreements and other security measures in order to establish and protect our proprietary rights. We have been issued eighteen U.S. patents that are important to our current business, and we have several patent applications pending in the U.S. that relate to our core technologies and product designs. We can offer no assurance that patents will issue from any of these pending applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, we can offer no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will adequately protect us. Since U.S. patent applications are maintained in secrecy until patents issue, and since publication of inventions in the technical or patent literature tends to lag behind such inventions by several months, we cannot be certain that we first created the inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for such inventions or that we are not infringing on the patents of others. In addition, we have filed, or reserved our rights to file, a number of patent applications internationally. We can offer no assurance that any international patent application will issue or that the laws of foreign jurisdictions will protect our proprietary rights to the same extent as the laws of the United States.

In addition to our registered intellectual property, we also use proprietary technology in our business. This technology includes internally developed proprietary error correction algorithms, fault tolerant systems and comprehensive network management software. A significant portion of this technology consists of specialized knowledge and technical expertise that has been developed over time by our employees. In order to maintain the confidential nature of this technology, we have chosen to protect it by generally limiting access to it, treating portions of it as trade secrets and obtaining confidentiality or non-disclosure agreements from persons who are given access to it. All of our employees have signed our standard confidentiality agreement, which prohibits them from disclosing our confidential information, technology developments and business practices, as well as any confidential information entrusted to us by other parties. Similarly, all of the consultants who have been given access to our confidential information or proprietary technology have signed an agreement prohibiting them from disclosing that information and technology to others.

We also have an intellectual property license agreement with Glenayre which we entered into on November 1, 1999. Under the agreement, Glenayre granted us a royalty-free license to use some of its intellectual property, including patents, patent applications, copyrights, software, technology and proprietary information. In addition, Glenayre granted us a license to use its name. Under the agreement, we granted Glenayre a royalty-free license to two patent applications and to use any trademarks we own that relate to inventory held by Glenayre on the date of the license.

Although we intend to protect our proprietary rights vigorously, there can be no assurance that the measures we have taken or may take to protect our proprietary rights will be successful. We expect that litigation may continue to be necessary to enforce our patents, trademarks or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, to establish the validity of any technology licenses offered to patent infringers, to prevent the importation of infringing products into the United States, or to defend against claims of infringement. Litigation has resulted in and could further continue to result, in substantial costs and diversion of resources and, if determined adversely to us, could materially and adversely affect our business and operating results. Moreover, we can offer no assurance that in the future these rights will be upheld. There can be no assurance that the measures we have taken or may take in the future will prevent misappropriation of our technology or that others will not independently develop similar products, design around our proprietary or patented technology or duplicate our products. For more information regarding our pending patent litigation, see Item 3, Legal Proceedings set forth herein.

The results of any litigation matter are inherently uncertain. In the event of any adverse decision in the described legal actions or any other related litigation with third parties that could arise in the future with respect to patents or other intellectual property rights relevant to our products, we could be required to pay damages and other expenses, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. These matters are in the early stages of litigation and, accordingly, we cannot make any assurance that these matters will not materially and adversely affect our business, financial condition, operating results or cash flows.

Government Regulation

Our products are subject to extensive telecommunications-based regulation by the United States and foreign laws and international treaties. We must conform our products to a variety of regulatory requirements and protocols established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Each country has different regulations and a different regulatory process. In order for our products to be used in some jurisdictions, regulatory approval and, in some cases, specific country compliance testing and re-testing may be required. The delays inherent in this regulatory approval process may force us to reschedule, postpone or cancel the installation of our products by our customers, which may result in significant reductions in our sales.

In the United States, we are subject to various Federal Communications Commission, or FCC, rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Our spread spectrum wireless products are certified for unlicensed operation in the 902 - 928 MHz, 2.4 - 2.4835 GHz, 5.15 - 5.35 GHz and 5.725 - 5.825 GHz frequency bands. Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems secondary status in the frequency. In the event that there is interference between a primary user and a Part 15 user, a higher priority user can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of our products experience excessive interference from primary users, market acceptance of our products could be adversely affected, which could materially and adversely affect our business and operating results. The FCC, however, has established certain standards that create an irrefutable presumption of noninterference for Part 15 users and we believe that our products comply with such requirements. There can be no assurance that the occurrence of regulatory changes, including changes in the allocation of available frequency spectrum, changes in the use of allocated frequency spectrum, or modification to the standards establishing an irrefutable presumption for unlicensed Part 15 users, would not significantly affect our operations by rendering current products obsolete, restricting the applications and markets served by our products or increasing the opportunity for additional competition.

The FCC is coordinating discussions between the United States military and the commercial wireless industry regarding the operation and potential interference from unlicensed 5 GHz systems. These discussions are intended to resolve the potential interference issues without a rule change to the operation of unlicensed 5 GHz systems. If a solution cannot be agreed upon by the parties, the FCC could change the regulations related to the operation of unlicensed 5 GHz products. Such a change could have a material adverse affect upon the sale of our unlicensed 5 GHz products.

Our products are also subject to regulatory requirements in international markets and, therefore, we must monitor the development of spread spectrum and other radio frequency regulations in certain countries that represent potential markets for our products. While there can be no assurance that we will be able to comply with regulations in any particular country, we will design our products to minimize the design modifications required to meet various 2.4 GHz and 5 GHz international spread spectrum regulations. In addition, we will seek to obtain international certifications for our product line in countries where there are substantial markets for wireless networking systems. Changes in, or the failure by us to comply with, applicable domestic and international regulations could materially adversely affect our business and operating results. In addition, with respect to those countries that do not follow FCC regulations, we may need to modify our products to meet local rules and regulations.

Regulatory changes by the FCC or by regulatory agencies outside the United States, including changes in the allocation of available frequency spectrum, could significantly affect our operations by restricting our development efforts, rendering current products obsolete or increasing the opportunity for additional competition. Several changes by the FCC were approved within the last eight years including changes in the allocation and use of available frequency spectrum, as well as the granting of an interim waiver.

These approved changes could create opportunities for other wireless networking products and services. There can be no assurance that new regulations will not be promulgated, that could materially and adversely affect our business and operating results. It is possible that the United States and other jurisdictions will adopt new laws and regulations affecting the pricing, characteristics and quality of broadband wireless systems and products. Increased government regulations could:

- decrease the growth of the broadband wireless industry;
- hinder our ability to conduct business internationally;
- reduce our revenues;
- increase the costs and pricing of our products;
- increase our operating expenses; and
- expose us to significant liabilities.

Any of these events or circumstances could seriously harm our business and results of operations.

Employees

As of December 31, 2002, we had 433 employees, including 64 in manufacturing, 165 in research and development, 161 in sales, marketing and customer service and 43 in finance and administration. We are not a party to any collective bargaining agreement in the United States. We are subject to collective bargaining with 22 employees, based in the Netherlands. We believe that relations with our employees are good.

Executive Officers

The following information as of March 27, 2003, is provided with respect to each of our executive officers.

Name	Age	Current Title and Position
Jonathan N. Zakin	54	Chief Executive Officer and Chairman of the Board of Directors
Keith E. Glover	46	Executive Vice President, Chief Financial Officer and Secretary
David C. King	44	Vice-Chairman of the Board of Directors
Amir Zoufonoun	43	Executive Vice President, WAN Strategy and Business Development

Jonathan N. Zakin has served as our Chief Executive Officer and Chairman of the Board of Directors since November 1, 1999. Mr. Zakin is also currently President of Leeward Technology Partners and Leeward Management Inc., affiliates of Ripplewood Holdings, L.L.C., and he is the Manager of Seaview Holdings, L.L.C. Prior to founding Leeward Technology Partners in 1997, he was Executive Vice President of Business Development and Corporate Strategy of U.S. Robotics, a communications equipment company, from 1995 to 1997, Executive Vice President of Sales and Marketing of U.S. Robotics from 1989 to 1995 and Vice President of Sales from 1987 to 1989. Mr. Zakin was elected a director of U.S. Robotics in 1988. He has also held various executive and management positions, both domestically and internationally, with Winterhalter, Inc., Cosma International, Brisk and Kindle and J. Henry Schroder Corp. Mr. Zakin received an M.B.A. degree from Harvard Business School and a B.A. degree from New York University.

Keith E. Glover has served as the Vice President of Finance and Administration and Chief Financial Officer since he joined Proxim in September 1993. Upon the closing of the merger between Proxim, Inc. and Western Multiplex Corporation in March 2002, Mr. Glover was appointed Executive Vice President, Chief Financial Officer and Corporate Secretary of Proxim Corporation. From March 1986 to June 1993, Mr. Glover worked for Vitalink Communications Corporation, a LAN internetworking subsidiary of Network Systems Corporation, where he held several financial management positions, most recently as Vice President of Finance.

David C. King joined Proxim in December 1992 as Vice President of Marketing and acting Chief Financial Officer, in July 1993 was appointed President, Chief Executive Officer and Director, and in January 1996 was named Chairman of the Board of Directors and in December 2002 was named Vice-Chairman of the Board of Directors. From December 1990 to November 1992, Mr. King served in various executive capacities at Vitalink, most recently as Vice President of Marketing and Customer Services. From 1985 to 1990, Mr. King was Senior Manager in the San Francisco office of McKinsey & Company, Inc., an international management consulting firm, where he was a member of the firm's high technology and health care practices.

Amir Zoufonoun has served as our Executive Vice President, WAN Strategy and Business Development since March 2002. Prior to the merger with Proxim, Inc. he served as our President and Chief Operating Officer and a member of the Board of Directors since November 1, 1999. He was also our General Manager from 1998 to 1999. Since Mr. Zoufonoun joined Western Multiplex in 1989, he served in various management positions of increasing responsibility, including Vice President of Engineering. From 1979 to 1989, he held various engineering and technical management positions with Harris Corporation. Mr. Zoufonoun received a M.S. degree in electrical engineering from Santa Clara University and a B.S. degree in Electrical Engineering from San Jose State University.

Available Information

Proxim makes available free of charge on the Proxim website the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Proxim files such material with, or furnishes it to, the Securities and Exchange Commission. The address of the Proxim website is www.proxim.com.

Item 2. *Properties*

Our corporate headquarters, primary research and development and manufacturing operations, are located in approximately 139,000 square feet in Sunnyvale, California under leases that expire on August 31, 2009. In addition, we maintain 40,554 square feet of office space in Duluth, Georgia under a lease and sublease that expires September 30, 2009, 40,000 square feet of office space in Mountain View, California under a lease and sublease that expires March 31, 2006, 37,333 square foot facility in Sunnyvale, California under lease that expires in November 2010, 16,000 square feet in Austin, Texas under a lease that expires on March 31, 2005, 11,000 square feet of warehouse space in Santa Clara, California under a lease that expires on September 30, 2005, 10,637 square foot facility in Long Beach, California under lease expires in July 2005, 8,000 square feet of office space in Wakefield, Massachusetts under a lease that expires on May 30, 2004 and 6,930 square feet of office space in Herndon, Virginia under a lease that expires on December 31, 2006. Management considers the above facilities suitable and adequate to meet our current requirements. We also lease sales offices in Atlanta, Georgia; Paris, France; and Tokyo, Japan and a design center in India.

Item 3. *Legal Proceedings*

Since March 2001, we have been involved in patent and International Trade Commission litigation with respect to alleged infringement of certain of our United States patent rights related to direct sequence wireless local area networking technology. This litigation has resulted in, and could in the future continue to result in, substantial costs and diversion of management resources. In addition, this litigation, if determined adversely to us, could result in the payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could materially and adversely affect our business, financial condition and operating results.

On March 8, 2001, Proxim, Inc. filed two lawsuits for infringement of three United States Patents for wireless networking technology: one suit in the U.S. District Court for the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation; and one suit in the U.S. District Court for the District of Delaware against 3Com Corporation, SMC, Symbol Technologies and Wayport. These suits sought an injunction against continued infringement, damages resulting from the infringement and the defendants' conduct, interest on the damages, attorneys' fees and costs, and such further relief as the respective courts deem just and appropriate.

On March 9, 2001, Proxim, Inc. filed suit with the International Trade Commission (ITC) in Washington, D.C. asking the ITC to stop the importation of products that infringe its patented wireless networking technology. Eight companies are identified in this action; Acer, Addtron, Ambicom, Compex, D-Link, Enterasys, Linksys and Melco. Proxim, Inc. notified these and other companies that it believed to have been infringing its patents. On May 9, 2001, Proxim, Inc. filed to remove Compex from the ITC complaint as Compex entered into an agreement with Proxim, Inc. to license these patents. Intersil and Agere have filed motions to intervene in the proceedings before the ITC and these motions have been approved by the ITC.

On or about April 24, 2001, Intersil Corporation and Cisco Systems, Incorporated filed suit in the U.S. District Court for the District of Delaware seeking that Proxim, Inc.'s patents be found invalid, unenforceable and not infringed. Intersil and Cisco sought damages and attorneys' fees from Proxim, Inc. based upon alleged breach of contract and unfair competition.

On or about May 1, 2001, Symbol Technologies filed patent infringement counterclaims in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol WLAN patents. Symbol is seeking unspecified damages and a permanent injunction against Proxim, Inc. related to these infringement claims.

On or about May 31, 2001, Agere filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed three Agere patents. Agere sought unspecified damages and a permanent injunction against Proxim, Inc. related to its infringement claims. On July 9, 2001, Proxim, Inc. filed an amended answer and counterclaim to the Agere suit. Proxim, Inc. sought declaratory judgment for non-infringement, invalidity and unenforceability of certain Agere patents, as well as damages for violation of the antitrust laws of the United States.

On August 8, 2001, Proxim, Inc. filed an amended answer and counterclaim, and further sought damages for violation of the antitrust laws of the United States. On December 13, 2001, Proxim, Inc. filed a second amended answer and counterclaim, and sought to add Agere's parent, Agere Guardian Systems Inc., as a party.

On December 4, 2001, Symbol filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol patents related to systems for packet data transmission. Symbol sought an award for unspecified damages and a permanent injunction against Proxim, Inc. based on alleged patent infringement counterclaims. On December 18, 2001, Proxim, Inc. filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four asserted Symbol patents, injunctive and monetary relief for Symbol's infringement of a Proxim, Inc. patent, monetary relief for Symbol's false patent marking, and injunctive and monetary relief for Symbol's unfair competition under the Lanham Act, common law unfair competition and tortious interference.

On August 5, 2002, in connection with our acquisition of the 802.11 WLAN systems business from Agere, we announced that we had entered into a cross-license agreement with Agere whereby, in part, Agere agreed to settle the pending patent-related litigation between the two companies.

On March 17, 2003, the Company announced a settlement with Intersil Corporation to resolve all pending patent-related litigation between the two companies, as well as Intersil's customers. Under the terms of the agreement, the Company and Intersil have agreed to dismiss all claims against each other, including lawsuits before the International Trade Commission and Delaware and Massachusetts Federal Courts.

Item 4. *Submission of Matters to a Vote of Security Holders*

A special meeting of our stockholders was held on October 8, 2002 for the purpose of considering and voting upon a proposal to approve the conversion of $34 million in outstanding principal amount of our indebtedness into shares of our Series A Preferred Stock, with an initial $34 million liquidation preference, and the issuance of warrants to purchase approximately 5.6 million shares of our Common Stock. Of the total outstanding shares of Common Stock of the Company present in person or by proxy and entitled to vote on the matter, 84,161,582 shares, or approximately 98%, voted in favor of the proposal. A total of 1,423,644 shares of Common Stock of the Company voted against the proposal and 88,040 shares of Common Stock of the Company abstained.

To finance our acquisition of Agere's 802.11 WLAN systems business, we entered into a Securities Purchase Agreement with Warburg Pincus Private Equity VIII, L.P., Broadview Capital Partners L.P. and affiliated entities, who agreed to collectively invest $75 million in Proxim. These investors received 1,640,000 shares of redeemable convertible Series A Preferred Stock in the amount of approximately $41 million, with a conversion price of approximately $3.06 per share, and warrants to purchase approximately 6.7 million shares of our Common Stock valued at $12.3 million. The remaining $34 million of the investment was in the form of convertible notes. Pursuant to the Securities Purchase Agreement, we also agreed to hold a special meeting of our stockholders to approve the conversion of the notes and the issuance to the investors of warrants to purchase shares of our Common Stock. Upon receipt of approval of our stockholders at the special meeting, we converted the notes issued to these investors into 1,360,000 shares of our Series A Preferred Stock and we granted to the investors additional warrants to purchase approximately 5.6 million shares of our Common Stock. In total, these investors were granted warrants to acquire 12,271,345 shares of Common Stock for approximately $3.06 per share.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

(a) Market Information

The following table shows the high and low bid prices of the Company's common stock for the fiscal years ended December 31, 2001 and 2002 as reported on the Nasdaq National Market:

	High	Low
First Quarter (ended 3/30/01)	$ 17.00	$ 6.63
Second Quarter (ended 6/29/01)	$ 8.20	$ 2.50
Third Quarter (ended 9/28/01)	$ 5.60	$ 2.82
Fourth Quarter (ended 12/31/01)	$ 5.85	$ 3.25
First Quarter (ended 3/29/02)	$ 5.97	$ 1.82
Second Quarter (ended 6/28/02)	$ 3.70	$ 2.90
Third Quarter (ended 9/27/02)	$ 3.21	$ 1.70
Fourth Quarter (ended 12/31/02)	$ 1.89	$ 0.40

The closing price of the Company's common stock on the Nasdaq National Market on January 16, 2003 was $1.24.

(b) Holders

Proxim Corporation common stock is quoted on the Nasdaq National Market under the symbol PROX. The Company had 428 stockholders of record as of March 25, 2003.

(c) Dividends

The Company presently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. From August 2005 through August 2007, shares of the Company's Series A Preferred Stock will be entitled to dividends equal to 8% of their liquidation preference per year, payable, at the Company's election, in cash or shares of the Company's Common Stock valued at the then-market price.

(d) Equity Plan Information

The disclosure required by Item 201(d) of Regulation S-K is set forth in the 2003 Proxy Statement under the section "Equity Plan Information" and is incorporated herein by reference.

Item 6. *Selected Financial Data*

You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Proxim Corporation's consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data for the years ended December 31, 2002, 2001 and 2000 and the consolidated balance sheet data as of December 31, 2002 and 2001 are derived from, and are qualified by reference to, the audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The statement of operations data for the year ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 2000, 1999 and 1998 are derived from audited financial statements not appearing elsewhere in this Annual Report on Form 10-K. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except share data)				
Statement of operations data:					
Revenue, net	$ 144,660	$ 105,730	$ 105,508	$ 44,750	$ 32,903
Cost of revenue	83,685	55,887	50,466	22,470	17,703
Provision for excess and obsolete inventory	12,659	—	—	—	—
Gross Profit	48,316	49,843	55,042	22,280	15,200
Operating expenses:					
Research and development	29,159	19,114	12,379	5,925	4,866
Selling, general and administrative	49,491	38,603	22,531	8,192	6,599
Amortization of goodwill and intangible assets	12,467	5,440	2,382	737	731
Amortization of deferred stock compensation	855	5,196	4,161	—	—
Recapitalization costs	—	—	—	3,050	—
Impairment of goodwill and intangible assets	129,108	4,331	—	—	—
Impairment of loan to officer	4,500	—	—	—	—
Restructuring charges	43,177	1,816	—	—	—
In-process research and development	16,100	6,400	—	—	—
Merger costs	—	30	185	—	—
Total operating expenses	284,857	80,930	41,638	17,904	12,196
Income (loss) from operations	(236,541)	(31,087)	13,404	4,376	3,004
Interest income (expense), net	(85)	1,393	85	(368)	(24)
Income (loss) before income taxes	(236,626)	(29,694)	13,489	4,008	2,980
Income tax provision (benefit)	3,224	(4,096)	6,800	2,831	1,145
Income (loss) before extraordinary item	(239,850)	(25,598)	6,689	1,177	1,835
Loss on early extinguishment of debt, net of tax benefit of $241	—	—	(394)	—	—
Net income (loss)	(239,850)	(25,598)	6,295	1,177	1,835
Deemed Series A Preferred Stock dividend	(2,740)	—	—	—	—
Accretion of Series A Preferred Stock redemption obligations	(1,890)	—	—	—	—
Net income (loss) attributable to common stockholders	$ (244,480)	$ (25,598)	$ 6,295	$ 1,177	$ 1,835
Basic earnings (loss) per share	$ (2.33)	$ (0.44)	$ 0.13	$ 0.02	$ 0.02
Diluted earnings (loss) per share	$ (2.33)	$ (0.44)	$ 0.12	$ 0.02	$ 0.02
Shares used to compute basic earnings (loss) per share	105,119	57,559	47,045	73,000	80,000
Shares used to compute diluted earnings (loss) per share	105,119	57,559	52,081	73,000	80,000

	December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and short-term investments	$ 17,048	$ 23,290	$ 51,727	$ 1,913	$ 1,377
Working capital	53,975	65,083	84,686	4,481	9,835
Total assets	177,423	134,398	140,877	43,322	35,146
Restructuring accruals and long term debt	26,680	—	28	19,153	—
Mandatory redeemable convertible Preferred Stock	64,412	—	—	—	—
Total stockholders'equity	$ 51,267	$ 118,252	$ 122,024	$ 11,006	$ 30,719

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 10-K contain certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, cash flows, revenues, financing plans, business strategies and market acceptance of its products. The words "anticipate," "believe," "estimate," "expect," "plan," "intend," and similar expressions, are intended to identify these forward-looking statements. These forward-looking statements are found at various places throughout this Annual *Report. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed below under "Risk Factors" and elsewhere in this Report.*

The following discussion should be read together with our financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K.

Overview

Proxim Corporation is the company created by the March 26, 2002 merger of Proxim, Inc. and Western Multiplex Corporation. The results for 2002 include the financial results of Western Multiplex for the period from January 1, 2002 to December 31, 2002, the results of the former Proxim, Inc. for the period from March 27, 2002 to December 31, 2002, and the results of the 802.11 WLAN systems business of Agere for the period from August 6, 2002 to December 31, 2002, in accordance with generally accepted accounting principles for accounting for business combinations. Western Multiplex was founded in 1979 in Sunnyvale, California as a vendor of radio components and related services. In 1992, Western Multiplex changed its strategy, becoming a designer and manufacturer of broadband wireless systems and launched our Lynx broadband wireless products. These point-to-point systems are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. In 1999, Western Multiplex introduced its Tsunami point-to-point broadband wireless systems, which primarily enable service providers, businesses and other enterprises to expand or establish private networks by bridging Internet traffic among multiple facilities. Based on Western Multiplex's core technologies and the technology acquired through its purchase of WirelessHome Corporation in March 2001, Western Multiplex has developed point-to-multipoint systems that enable service providers, businesses and other enterprises to connect multiple facilities within a geographic area to a central hub. Western Multiplex began shipping its first generation of these products at the end of the fourth quarter of 2001. In March 2002, Western Multiplex merged with Proxim, Inc. located in Sunnyvale, California which designs, manufactures and markets high performance WLAN and building-to-building network products based on RF technology and changed the Western Multiplex name to Proxim Corporation. In April 2002, we acquired nBand Communications Inc., a start-up developer of next generation advanced application specific integrated circuits, or ASICs technology.

On August 5, 2002, we completed our acquisition of the 802.11 WLAN systems business of Agere Systems, including its ORiNOCO product line, for $65 million in cash. To finance the acquisition, Warburg Pincus Private Equity VIII, L.P., Broadview Capital Partners L.P. and affiliated entities agreed to collectively invest $75 million in the Company. These investors received 1,640,000 shares of redeemable convertible Series A preferred stock ("Preferred Stock") in the amount of approximately $41 million, with a conversion price of approximately $3.06 per share, and warrants to purchase approximately 6.7 million shares of common stock valued at $12.3 million. The value of the warrants was recorded as a reduction of the Preferred Stock carrying value and recorded as additional paid-in capital. A deemed preferred stock dividend representing the beneficial conversion feature of the Preferred Stock of $2.7 million was reflected in the determination of the loss attributable to common stockholders. The investors were also issued $34 million of convertible notes. Upon the receipt of approval of our stockholders at a special meeting held on October 8, 2002, the notes issued to these investors were converted into 1,360,000 shares of Preferred Stock and warrants to purchase approximately 5.6 million shares of common stock valued at $1.6 million. The warrants were recorded as a reduction of the Preferred Stock carrying value and recorded as additional paid-in capital in the quarter ended December 31, 2002. In total, the investors were granted warrants to acquire 12,271,345 shares of common stock for approximately $3.06 per share valued at $14.0 million. The Preferred Stock and warrants issued to the investors represent approximately 25% of our outstanding common stock on an as-converted and as-exercised basis including dividends. In addition, in connection with the transaction, we entered into a patent cross-license agreement and settled all outstanding patent-related litigation with Agere, and have entered into a three-year strategic supply agreement, pursuant to which Agere will provide 802.11 chips, modules and cards to us at specified prices.

The financial statements include the results of acquired subsidiaries from their respective dates of acquisition.

Revenue. We generate revenue primarily from the sale of our Lynx and Tsunami systems for our WWAN product line, and the sale of 802.11a standards based products, acquired in the Proxim, Inc. acquisition, and ORiNOCO products acquired from Agere, for our WLAN product line. We introduced the Tsunami products during the fourth quarter of 1999. While our Tsunami products and Lynx products have similar pricing for comparable models, our Lynx product line contributes the largest part of our revenue. We began selling our Tsunami point-to-multipoint systems in 2001. We also generate a small percentage of our revenue from the sale of services and parts and rentals of our systems. We sell worldwide to service providers, businesses and other enterprises directly through our sales force and indirectly through distributors, value-added resellers and system integrators. Shipments to certain distributors are made under terms allowing certain rights of return, protection against subsequent price declines on our products held by our distributors and co-op marketing programs.

Effective June 29, 2002, we began to recognize sales of our WWAN products to distributors with rights of return upon shipment by the distributors to the end user customer. Formerly, we recognized revenue for sales of WWAN products to distributors with rights of return upon shipment to the distributor and provided reserves for the estimated amount of product returns. The combination of the changes resulting from the acquisition of the Agere Systems 802.11 WLAN business and the adoption of one uniform method is consistent with our plans to sell bundled and integrated WLAN and WWAN products. This change in accounting methodology was treated as a change in estimate, and was made on a prospective basis starting in the third quarter of 2002. Revenue from services, such as pre-installation diagnostic testing and product repair services, is recognized over the period for which the services are performed, which is typically less than one month. Revenue from product rentals is recognized over the period of the rental.

Revenue consists of product revenues, reduced by estimated sales returns and allowances. Provisions for estimated sales returns and allowances, which are based on historical trends, contractual terms and other available information, are recorded at the time revenue is recognized.

Our sales force focuses on key strategic accounts and also develops relationships with end users that purchase through distributors and value-added resellers. Distributors sell our products to end users, and value-added resellers not only sell our products to end users, but also assist end users in network design, installation and testing. We market our products through strategic relationships we have with systems integrators, which design and install networks that incorporate our systems. Additionally, we sell directly to OEM customers. We sell both design-in products for integration into their wireless computing platforms and branded products as private label models. Any significant decline in direct sales to end users or in sales to our distributors or value-added resellers, or the loss of any of our distributors, value-added resellers or OEM customers, could materially adversely affect our revenue.

During 2002, we sold our products to approximately 170 customers in 45 countries. In 2002, international sales accounted for approximately 38% of our total revenue. We expect international sales to vary but remain significant as a percentage of overall sales in the future. Currently, all of our sales are denominated in U.S. dollars. Accordingly, we are not directly exposed to currency exchange risks other than the risk that exchange rate fluctuations may make our products more expensive for customers outside the United States and, as a result, could decrease international sales. In addition, we face risks inherent in conducting global business. These risks, which are more fully described herein, include extended collection time for receivables, reduced ability to enforce obligations and reduced protection for our intellectual property.

As we have increased sales through our distributors and value-added resellers, we have experienced a decline in the average selling prices of our products. This is because the prices of the products that we sell indirectly through distributors and value-added resellers are typically lower than the prices of the products we sell directly through our sales force to end users. We have also lowered our prices for older products as we introduce additional products that provide faster data rates. These newer products have higher prices than our older products. Our international sales also have lower average selling prices when compared to our United States and Canadian selling prices. This is primarily due to our higher reliance on distributors and value-added resellers for international sales, and also because our lower speed products, with significantly lower prices, are being sold in larger quantities internationally than domestically. If indirect sales and sales in our international markets increase, we would expect that our average selling prices to further decline.

Cost of revenue. Cost of revenue consists primarily of outsourced manufacturing costs, component costs, labor and overhead costs, costs of acquiring finished parts from original equipment manufacturers and original design manufacturers, customer service and warranty costs. We currently outsource the majority of our manufacturing and supply chain management to a limited number of independent contract manufacturers, who obtain components for our products from suppliers. Accordingly, a significant portion of our cost of revenue consists of payments to these contract manufacturers and component suppliers. The remainder of our cost of revenue is related to our in-house manufacturing operations, which consist primarily of quality control, final assembly, testing and product integration. We expect to realize lower per unit product costs as we continue to outsource more of our in-house manufacturing as well as have our products produced at lower cost off-shore locations. However, we cannot assure you when or if cost reductions will occur. The failure to achieve these cost reductions could materially adversely affect our gross margins and operating results.

Gross profit. Our gross profit is affected by both the average selling prices of our systems and our cost of revenue. Historically, decreases in our average selling prices have generally been offset by reductions in our per unit product cost. We cannot assure you, however, that we will achieve any reductions in per unit product cost in the future or that any reductions will offset a reduction in our average selling prices. Gross profit will be affected by a variety of factors, including manufacturing efficiencies, the degree to which our manufacturing is outsourced, the location of manufacturing, cost reduced product designs, future manufacturing licenses of our products, product mix, competitive pricing pressures, the degree of customization of individual products required by OEM customers and component and assembly costs.

Research and development. Research and development expenses consist primarily of salaries and related personnel expenses, prototype development expenses, consultant fees and allocated overhead related to the design, development, testing and enhancement of our products and underlying technologies. We expense all research and development expenses as incurred. We expect to decrease our research and development expenses as a percentage of revenue during the next two quarters in order to reduce our breakeven point.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of salaries, commissions, product marketing, sales support functions, advertising, trade show and other promotional expenses and allocated overhead. We intend to decrease our selling, general and administrative expenditures as a percentage of revenue during the next two quarters in order to reduce our breakeven point.

Stock option programs. We have implemented stock option programs for employees and members of our board of directors to attract and retain highly skilled and qualified business and technical personnel. Prior to our initial public offering, we recorded deferred stock compensation on certain options for the difference between the exercise price and the deemed fair value of our common stock on the date the stock options were granted. This amount is included as a reduction of stockholders' equity and is being amortized by charges to operations over the vesting period. The amortization expense relates to options awarded to employees in all operating expense categories. As of December 31, 2002, all deferred stock compensation was amortized.

Critical Accounting Policies, Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, equity investments, goodwill, intangible assets, income taxes, financing operations, warranty obligations, excess component order cancellation costs, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Effective June 29, 2002, we began to recognize sales of our WWAN products to distributors with rights of return upon shipment by the distributors to the end user customer. Formerly, we recognized revenue for sales of WWAN products to distributors with rights of return upon shipment to the distributor and provide reserves for the estimated amount of product returns. The combination of the changes resulting from the then proposed acquisition of the Agere System's 802.11 WLAN business and the adoption of one uniform method was consistent with our plans to sell bundled and integrated WLAN and WWAN products. This change in accounting methodology was treated as a change in estimate, and was made on a prospective basis starting in the third quarter of 2002. Deferred gross profit on these distributors sales at December 31, 2002 was $5.9 million. In addition to the deferral of product revenue identified below, we reported accounts receivable net of deferred revenue and carried the value of the related products as consigned inventory.

As of December 31, 2002, accounts receivable was reduced by $14.7 million to $30.5 million and we recorded consigned inventory of $8.8 million which increased total inventory to $36.8 million.

Allowance for Doubtful Accounts, Returns and Discounts

We record estimated reductions to revenue for sales return, customer programs and incentive offerings including special pricing agreements, price protection and promotions. If market conditions were to decline, we may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty Provision

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Valuation of Inventories

We write down our inventory for estimated excess and obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs, including adverse purchase order commitments, may be required.

Valuation of Minority Interest Investments

We hold minority interests in companies having operations or technology in areas within our strategic focus, one of which is publicly traded and has highly volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Valuation of Deferred Tax Assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Restructuring Costs and Impairment of Goodwill and Intangible Assets

In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of, or otherwise, exiting businesses. Any decision to limit investment in or to dispose of or otherwise, exit businesses may result in the recording of special charges, such as inventory and technology related write-offs and workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Additionally, we are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Patent Litigation and Infringement Costs

We have been involved in litigation in the normal course of business. The results of any litigation matter are inherently uncertain. In the event of any adverse decision in litigation with third parties that was pending as of December 31, 2002 and those that could arise in the future with respect to patents, other intellectual property rights relevant to our products and defective products, we could be required to pay damages and other expenses, to cease the manufacture, use and sale of infringing products, to expand significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. These charges may occur in any particular quarter resulting in variability in our operating results.

Results of Operations

The following table provides operations data as a percentage of revenue for the periods presented:

	Year Ended December 31,		
	2002	2001	2000
Revenue, net	100.0%	100.0%	100.0%
Cost of revenue	57.9	52.9	47.8
Provision for excess and obsolete inventory	8.7	—	—
Gross profit	33.4	47.1	52.2
Operating expenses:			
Research and development	20.2	18.1	11.7
Selling, general and administrative	34.2	36.5	21.3
Amortization of goodwill and intangible assets	8.6	5.1	2.3
Amortization of deferred stock compensation	0.6	4.9	3.9
Impairment of goodwill and intangible assets	89.3	4.1	—
Impairment of loan to officer	3.1	—	—
Restructuring charges	29.8	1.7	—
In—process research and development	11.1	6.1	—
Merger costs	—	—	0.2
Total operating expenses	196.9	76.5	39.4
Income (loss) from operations	(163.5)	(29.4)	12.8
Interest income (expense), net	(0.1)	1.3	—
Income (loss) before income taxes	(163.6)	(28.1)	12.8
Income tax provision (benefit)	2.2	(3.9)	6.4
Income (loss) before extraordinary item	(165.8)	(24.2)	6.4
Loss on early extinguishment of debt net of income tax benefit	—	—	0.4
Net income (loss)	(165.8)	(24.2)	6.0
Deemed Series A Preferred Stock dividend	(1.9)	—	—
Accretion of Series A Preferred Stock redemption obligations	(1.3)	—	—
Net income (loss) attributable to common stockholders	(169.0)%	(24.2)%	6.0%

Comparison of Years Ended December 31, 2001 and 2002

Revenue, net. We classify our products into two product lines: Wireless Wide Area Network, or WWAN, product line, and; Wireless Local Area Network, or WLAN, product line. The WWAN product line includes point-to-point Lynx and Tsunami products and point-to-multipoint Tsunami products. The WLAN product line includes 802.11a and ORiNOCO products. Prior to the March 26, 2002 merger with Proxim, Inc., we did not have a WLAN product line. Historical WLAN revenue prior to March 26, 2002 of the former Proxim, Inc. and prior to August 5, 2002 for the ORiNOCO products acquired from Agere are not reported in the table below.

Revenue information by product line is as follows (in thousands):

Product Line	2002	2001
WWAN	$ 83,799	$ 105,730
WLAN	60,861	—
Total revenue	$ 144,660	$ 105,730

For the year ended December 31, 2001, three distributors, Comstor, Somera Communications, Inc. and Tessco Technologies accounted for 29.4%, 11.4% and 10.5%, respectively, of total revenue. For the year ended December 31, 2002, Comstor accounted for 23.0% of total revenue.

Revenue increased 36.9% from $105.7 million in 2001 to $144.7 million in 2002. Revenue increased primarily due to the contribution of sales of WLAN products totaling $60.9 million acquired in both the merger with Proxim, Inc. on March 26, 2002 and the acquisition of the ORiNOCO product line from Agere on August 5, 2002. This increase was partially offset by a decrease in WWAN product sales. The decrease in WWAN product sales was attributable, in part, to the adoption of a uniform sell-through revenue recognition methodology for products that are sold through distribution channels with rights of return. This accounting methodology change was implemented on a prospective basis effective June 29, 2002, and resulted in the deferral of $14.7 million of revenue from WWAN products shipped to distributors as of December 31, 2002, that were not sold through to end customers.

Cost of revenue. Cost of revenue increased 49.7% from $55.9 million in 2001 to $83.7 million in 2002. As a percentage of revenue, cost of revenue increased from 52.9% in 2001 to 57.8% in 2002. The increase in cost of revenue was primarily attributable to increased revenue. The increase in cost of revenue as a percentage of revenue was primarily attributable to the contribution of sales from WLAN products acquired in both the merger with Proxim, Inc. and the acquisition of the 802.11 WLAN systems business from Agere Systems. WLAN products generally carry lower gross margins as a percentage of revenue than WWAN products.

Provision for Excess and Obsolete Inventory, We recorded a provision for excess and obsolete inventory, including purchase commitments, totaling $12.7 million during 2002 as part of our restructuring charge, of which $7.7 million related to excess and obsolete inventory and $5.0 million related to purchase commitments. To mitigate the component supply constraints that have existed in the past, we built inventory levels for certain components with long lead times and entered into longer-term commitments for certain components. The excess inventory charges were due to the following factors:

- A sudden and significant decrease in demand for certain Lynx and Tsunami license-exempt point-to-point products;
- Notification from customers that they would not be ordering as much as they had previously indicated;
- Management's strategy to discontinue the Lynx and Tsunami point-to-point licensed products in order to concentrate on the license-exempt products; and
- Management's strategy to discontinue certain Lynx and Tsunami license-exempt products in order to concentrate on selling next generation Lynx and Tsunami license-exempt products.

Due to these factors, inventory levels exceeded the our requirements based on current 12-month sales forecasts. The additional excess and obsolete inventory charge was calculated based on the inventory levels in excess of the estimated 12-month demand for each specific product family. We do not currently anticipate that the excess inventory subject to this reserve will be used at a later date based on our current 12-month demand forecast. We use a 12-month demand forecast because the wireless communications industry is characterized by rapid technological changes such that if we have not sold a product after a 12-month period it is unlikely that the product will be sold.

The following is a summary of the movements in the reserve for excess and obsolete inventory during 2002:

Balance as of December 31, 2001	$ 3,021
Additional reserve for excess and obsolete inventory	7,686
Balance acquired with Proxim, Inc.	45,114
Inventory scrapped	(22,976)
Balance as of December 31, 2002	$ 32,845

Research and development. Research and development expenses increased 52.6% from $19.1 million in 2001 to $29.2 million in 2002. The increase in research and development expense was primarily attributable to the cost of increased personnel, including employees added as a result of both the Proxim, Inc. merger and the acquisition of the 802.11 WLAN systems business of Agere, prototype spending for the development of new products and enhancements to existing products. As a percentage of revenue, research and development expenses increased from 18.1% in 2001 to 20.2% in 2002 primarily due to increased personnel expenses.

Selling, general and administrative. Selling, general and administrative expenses increased 28.2% from $38.6 million in 2001 to $49.5 million in 2002. The increase in selling, general and administrative expense was primarily attributable to increases in sales and marketing personnel expenses, including employees added as a result of both the Proxim, Inc. merger and the acquisition of the 802.11 WLAN systems business of Agere, advertising, tradeshow, and public relations expenses. As a percentage of revenue, selling, general and administrative expenses decreased from 36.5% in 2001 to 34.2% in 2002. The percentage decrease was primarily due to efforts to control costs, including the reductions of headcount and discretionary spending.

Amortization of goodwill and other intangible assets. Amortization of goodwill and other intangible assets increased from $5.4 million in 2001 to $12.5 million in 2002. Amortization of goodwill and other intangible assets increased primarily due to the increased intangible assets from both the merger with Proxim, Inc. on March 26, 2002 and the acquisition of the 802.11 WLAN systems business of Agere offset by the cessation of amortization of goodwill arose from acquisitions completed prior to June 30, 2001 subsequent to the adoption of SFAS No. 142 beginning on January 1, 2002.

Amortization of deferred stock compensation. Amortization of deferred stock compensation decreased from $5.2 million in 2001 to $0.9 million in 2002. Amortization of deferred stock compensation decreased primarily due to the issuance of stock options at fair value since the completion of our initial public offering in 2000.

Impairment of goodwill and intangible assets. In December 2002, due to the recent significant decline in forecasted revenue and the cash flows therefrom, we made a complete assessment of the carrying value of all goodwill and other intangibles assets in accordance with SFAS No. 142. First, we determined the fair value of its equity to be less than the carrying value of goodwill. As such, an impairment charge was applicable in accordance with SFAS No. 142 as of December 31, 2002. Then we quantified the goodwill impairment as the amount by which the carrying amount of the asset exceeded the estimated fair value of the asset. The carrying value of goodwill totaling $138.8 million as of December 31, 2002 exceeded the estimated fair value of $9.7 million and, accordingly, we took a charge for the impairment of goodwill of $129.1 million.

Impairment of loan to officer. Prior to 2002, Proxim, Inc. had guaranteed up to $5 million of obligations of an officer of the Company, with respect to a margin loan with an investment bank. We assumed the guaranty in the merger with Proxim, Inc. and on October 15, 2002, the investment bank called our guaranty of $5 million. We continue to seek repayment from the officer under a Reimbursement and Security Agreement. In this regard, in January 2003, the officer made a cash payment of $0.5 million to us with the proceeds of a second mortgage on his home. We assessed the recoverability of the remaining balance of the loan with respect to the officer's current financial position and recorded an impairment charge of $4.5 million in the fourth quarter of 2002. This impairment charge does not constitute forgiveness of the officer's indebtedness to us. Future payments by the officer under the Reimbursement and Security Agreement will be recorded as income in the period cash is received.

Restructuring charges. During 2002, we recorded $43.2 million of restructuring charges, including $35.4 million, $3.6 million, $2.3 million and $1.9 million in the first, second, third and fourth quarters of 2002, respectively, related to closure of certain facilities, discontinued product lines and severance pay. The charges included $40.8 million of cash provisions, which included severance of $7.4 million for 194 employees, $33.1 million related to excess facilities and for future lease commitments and exit costs related to the closure of four facilities, $0.3 related to consulting fees. The charge also included $2.4 million of non-cash provisions related to fixed assets that will no longer be used at the facilities. During 2001, we recorded $1.8 million of restructuring charges related to the closure of our former Ubiquity operations and employee severance. The charges included $1.6 million of cash provisions, which included severance of $1.4 million for 26 employees and $0.2 million for future lease commitments and exit costs related to the Petaluma office facility. The charge also included $0.2 million of non-cash provisions primarily related to fixed assets and other assets that will no longer be used at the facility.

The following table summarizes the restructuring activity in 2001 and 2002 (in thousands):

	Severances	Facilities	Other	Total
Balance as of December 31, 2000	$ —	$ —	$ —	$ —
Provision charged to operations	1,382	208	226	1,816
Charges utilized	(1,184)	(156)	(46)	(1,386)
Balance as of December 31, 2001	198	52	180	430
Reclassifications among categories	—	180	(180)	—
Balance acquired with Proxim, Inc.	—	1,066	—	1,066
Provision charged to operations	7,395	33,080	2,702	43,177
Charges utilized	(7,593)	(3,928)	(2,702)	(14,223)
Balance as of December 31, 2002	$ —	$ 30,450	$ —	$ 30,450

In-process research and development. Purchased in-process research and development ("IPR&D") consist primarily of acquired technology that has not reached technological feasibility and had no alternative future use as of the date of acquisition. See Note 5 to the consolidated financial statements for additional information regarding the IPR&D projects.

The $16.1 million expensed to purchased in-process research and development in 2002 related to next generation Enterprise Access Points, Radio Backbone Systems, Broadband Gateways and Network Management products acquired in the acquisition of Agere's 802.11 WLAN systems business, technology for next generation ASICs acquired in the nBand acquisition and 802.11a and HomeRF 2.0 wireless networking products acquired related to the Proxim, Inc. merger.

The $6.4 million expensed to purchased in-process research and development in 2001 related to the WirelessHome acquisition for point-to-multipoint technology.

Merger costs. In the fourth quarter of 2000, we incurred $3.2 million of merger costs in connection with the aborted acquisition of Adaptive Broadband Corporation. Adaptive Broadband Corporation reimbursed us $3.0 million of those costs. The additional $0.2 million in 2000 was recorded in operating expenses. The additional $30,000 in the first quarter of 2001 represented additional merger costs recorded in operating expenses.

Interest income (expense), net. Interest income (expense), net decreased from income of $1.3 million in 2001 to expense of $85,000 in 2002. The increase in interest expense is mainly attributable to interest on the convertible promissory notes issued in August 2002 and decreased interest income due to lower applicable return rates on cash balances.

Income tax provision (benefit). The income tax provision for 2002 was primarily the result of establishing a full valuation allowance in the first quarter of 2002 to offset deferred tax assets brought forward from December 31, 2001. In assessing our ability to realize deferred income tax assets, we considered whether it is more likely than not that some or all of the deferred tax assets will be realized. As a result of the losses incurred, there is significant uncertainty, as to the realizability of the deferred tax assets. Accordingly, the Company recorded a valuation allowance of approximately $11.3 million against our deferred tax assets in the year ended December 31, 2002. Our income tax provision was ($4.1) million for the year ended December 31, 2001 as compared to an income tax provision of $3.2 million for the year ended December 31, 2002. Our effective tax rates were (13.8%) for the year ended December 31, 2001 and (1.3%) for the year ended December 31, 2002. The effective rates in 2001 and 2002 were higher than federal statutory rate of 35% plus the state tax rate of 6%, net of federal benefits, primarily due to the increase in valuation allowance, expenses related to charges for goodwill impairment, amortization of goodwill and intangible assets, purchased in-process research and development and equity investments that were not deductible for income tax purposes.

Comparison of Years Ended December 31, 2000 and 2001

Revenue, net. Revenue was $105.5 million for the year ended December 31, 2000 compared to $105.7 million for the year ended December 31, 2001. For the year ended December 31, 2001, three distributors, Comstor, Somera Communications, Inc. and Tessco Technologies accounted for 29.4%, 11.4% and 10.5%, respectively, of total revenue. For the year ended December 31, 2000, Somera Communications, Inc. and Avant Telecoms, Inc., a value-added reseller, accounted for 21.4% and 11.1%, respectively, of total revenue. In 1999, 2000, and 2001 sales to all distributors, which had certain limited rights of return of the company's products, accounted for approximately 23.1%, 39.5% and 69.8% of net revenue. In addition, export sales, which were denominated in U.S.

dollars and consisted of domestic sales to customers in foreign countries accounted for approximately 23.1%, 33.2% and 24.3% of net revenue in 1999, 2000 and 2001, respectively.

Cost of revenue. Cost of revenue increased 10.7% from $50.5 million for the year ended December 31, 2000 to $55.9 million for the year ended December 31, 2001. As a percentage of revenue, cost of revenue increased from 47.8% for the year ended December 31, 2000 to 52.9% for the year ended December 31, 2001. The increase in cost of revenue and the increase in cost of revenue as a percentage of revenue from the year ended December 31, 2000 to the year ended December 31, 2001 was primarily due to lower than expected increase in revenue and production volume.

Research and development. Research and development expenses increased 54.4% from $12.4 million for the year ended December 31, 2000 to $19.1 million for the year ended December 31, 2001. The increase in research and development expenses was primarily attributable to the cost of increased personnel and prototype spending for the development of new products and enhancements to existing products. As a percentage of revenue, research and development expenses increased from 11.7% for the year ended December 31, 2000 to 18.1% for the year ended December 31, 2001.

Selling, general and administrative. Selling, general and administrative expenses increased 71.3% from $22.5 million for the year ended December 31, 2000 to $38.6 million for the year ended December 31, 2001. The increase in selling, general and administrative expenses was primarily attributable to increased personnel in the international sales organization, advertising and marketing programs, tradeshow, and public relations expenses. As a percentage of revenue, selling, general and administrative expenses increased from 21.3% for the year ended December 31, 2000 to 36.5% for the year ended December 31, 2001.

Amortization of goodwill and other intangible assets. Amortization of goodwill and other intangible assets increased 128.4% from $2.4 million for the year ended December 31, 2000 to $5.4 million for the year ended December 31, 2001. The increase in amortization was attributable to goodwill and other intangible assets related to the WirelessHome acquisition in March 2001.

In July 2001, the Financial Accounting Standards Board issued SFAS No.'s 141 and 142, "Business Combinations" and "Goodwill and Other Intangibles", respectively. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, effective January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. As a result of our adoption of SFAS 142, as of January 1, 2002, we no longer amortize goodwill. Goodwill amortization for the year ended December 31, 2001 was approximately $5.0 million.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the long-lived assets to be held and used, and disposed of. The statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. Although we currently do not expect the adoption of SFAS No. 144 to have a material impact on our financial statements, we will continue to assess any impairment of our long lived assets.

Amortization of deferred stock compensation. Amortization of deferred stock compensation increased 24.9% from $4.2 million for the year ended December 31, 2000 to $5.2 million for the year ended December 31, 2001. Amortization of deferred stock compensation for both periods includes the sale of stock and issuance of options at prices deemed to be below fair market value. Amortization of deferred stock compensation for the year ended December 31, 2001 also included $2.2 million of stock compensation expense recorded in the fourth quarter in connection with the issuance of 558,950 shares to certain individuals upon WirelessHome meeting certain development milestones.

Impairment of goodwill and intangible assets. We recorded $4.3 million of impairment of goodwill related to our former Ubiquity operations during the first quarter of 2001. The amount of the charge equaled the unamortized amount of the goodwill as of the date of the closure of the Ubiquity operations, as no future benefit was anticipated since WirelessHome had replaced Ubiquity as the developer of our point-to-multipoint systems.

Restructuring charges. During the first and second quarter of 2001, we recorded $1.2 million of restructuring charges related to the closure of our former Ubiquity operations. The charges included $1.0 million of cash provisions, which included severance of $0.8 million for 12 employees and $0.2 million for future lease commitments and exit costs related to the Petaluma office facility. As of

December 31, 2001, approximately $0.8 million of the $1.0 million of cash provisions was incurred. The charge also included $0.2 million of non-cash provisions primarily related to fixed assets and other assets that will no longer be used at the facility.

In addition, during the second and third quarter of 2001, the Company recorded $0.6 million associated with restructuring the operations at the Company's headquarters, primarily related to employee severances.

The following table summarizes the restructuring activity in 2001 (in thousands):

	Severances	Facilities	Other	Total
Balance as of December 31, 2000	$ —	$ —	$ —	$ —
Provision charged to operations	1,382	208	226	1,816
Charges utilized	(1,184)	(156)	(46)	(1,386)
Balance as of December 31, 2001	$ 198	$ 52	$ 180	$ 430

In-process research and development. At the time of the WirelessHome acquisition in March 2001, the WirelessHome technology was in an early stage of development, and the product's technical feasibility had not yet been demonstrated. Furthermore, the marketability of the potential future product was unproven. As a result of WirelessHome meeting the development milestones in accordance with the acquisition agreement, we allocated $6.4 million of the final total purchase price to in-process research and development.

Merger costs. In the fourth quarter of 2000, we incurred $3.2 million of merger costs in connection with the aborted acquisition of Adaptive Broadband Corporation. Adaptive Broadband Corporation reimbursed us $3.0 million of those costs. The additional $0.2 million in 2000 was recorded in operating expenses. The additional $30,000 in the first quarter of 2001 represented additional merger costs recorded in operating expenses.

Interest expense. Interest expense decreased from $1.5 million for the year ended December 31, 2000 to $137,000 for the year ended December 31, 2001. Interest expense in 2000 represented interest incurred on term loans and a revolving credit line we entered into in November 1999 as part of the recapitalization. Interest expense decreased, because we repaid all borrowings outstanding under this debt in August 2000. Interest expense in 2001 represents agency and commitment fees related to our unused $10 million revolving credit facility.

Interest income. Interest income decreased from $1.7 million for the year ended December 31, 2000 to $1.5 million for the year ended December 31, 2001. The decrease in interest income was primarily due to the decrease in investments.

Income tax provision (benefit). Our income tax provision was $6.8 million for the year ended December 31, 2000 as compared to an income tax benefit of $4.1 million for the year ended December 31, 2001. Our effective tax rates were 50.4% for the year ended December 31, 2000 and (13.8%) for the year ended December 31, 2001. The effective rates in 2000 and 2001 were higher than federal statutory rate of 35% plus the state tax rate of 6%, net of federal benefits, primarily due to expenses related to charges for goodwill impairment, amortization of goodwill and intangible assets, purchased in-process research and development and equity investments that were not deductible for income tax purposes.

Liquidity and Capital Resources

Cash and cash equivalents decreased from $16.6 million at December 31, 2001 to $16.5 million at December 31, 2002. Cash and cash equivalents decreased by $14.5 million from $31.1 million at December 31, 2000 to $16.5 million at December 31, 2001.

Net cash used in operating activities was $27.5 million for the year ended December 31, 2002, primarily due to the net loss after the effect of non-cash charges, an increase in inventory and other assets and a decrease in accrued liabilities partially offset by a decrease in accounts receivable and an increase in accounts payable. Net cash used in operating activities was $12.0 million for the year ended December 31, 2001, primarily due to the net loss after the effect of non-cash charges, an increase in accounts receivable and inventory and a decrease in account payable and accrued liabilities, partially offset by an increase in other assets. Net cash used in operating activities was $13.1 million for the year ended December 31, 2000, primarily due to an increase in accounts receivable, inventory and other assets, partially offset by net income after the effect of non-cash charges and an increase in account payable and accrued liabilities.

Net cash used in investing activities was $48.0 million for the year ended December 31, 2002, due to $51.5 million in cash used in the merger with Proxim, Inc., the acquisition of the 802.11 WLAN systems business of Agere and the nBand acquisition and by $3.6 million in capital spending, partially offset by $7.0 million in net proceeds from the sale of investment securities. Net cash used in investing activities was $2.6 million for the year ended December 31, 2001 due to capital spending of $4.8 million and $12.7 million of spending associated with the acquisition of WirelessHome, partially offset by the net proceeds from the sale of investment securities of $14.9 million. Net cash used in investing activities was $27.4 million for the year ended December 31, 2000 due to capital spending of $3.8 million, $23.6 million in purchases of investment securities, and $1.5 million in restricted cash, offset by $1.5 million in proceeds from sale of investment securities.

Net cash provided by financing activities was $75.4 million for the year ended December 31, 2002 due to proceeds from the issuance of Series A preferred stock, convertible promissory notes and the issuance of common stock as a result of the exercise of employee stock options and employee stock purchase plan purchases partially offset by purchases of treasury stock related to employee stock forward sale agreements. Net cash provided by financing activities was $29,000 for the year ended December 31, 2001 due to issuance of common stock as a result of the exercise of employee stock options and the employee stock purchase plan purchases offset by repayment of long-term debt and by purchases of treasury stock. Net cash provided by financing activities was $69.7 million for the year ended December 31, 2000 due to $95.2 million in net proceeds from issuance of shares, partially offset by $22.0 million repayment of long-term debt, $2.5 million in net borrowings on line of credit, and $1.1 million in issuances of stock subscription loans to employees.

We occupy our facilities under several non-cancelable operating lease agreements expiring at various dates through November 2010, and require payment of property taxes, insurance, maintenance and utilities. Future payments under contractual obligations as of December 31, 2002, were as follows (in thousands):

	Payments due by period				
	Total amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Operating leases	$ 65,818	$ 9,380	$ 10,051	$ 9,938	$ 36,449
Purchase order commitments	1,509	1,509	—	—	—
Redemption of Series A Preferred Stock	106,899	—	—	—	106,899
	$ 174,226	$ 10,889	$ 10,051	$ 9,938	$ 143,348

For the year ended December 31, 2002, we recorded a restructuring charge related to the committed future lease payments for closed facilities, net of estimated future sublease receipts of $34.3 million was included in the above disclosures. As of December 31, 2002, we had unconditional purchase order commitments of $1.5 million for excess and obsolete inventory, which were included as other current liabilities.

We are required to redeem all outstanding shares of Series A Preferred Stock for cash in August 2007 if not previously converted into Common Stock.

In December 2002, we entered into a secured credit facility, and subsequently amended the credit facility in March 2003. Under the secured credit facility we can borrow up to $20 million pursuant to a revolving loan which will mature on April 1, 2004. The amount that we may borrow under the secured credit facility is determined by a borrowing base equal to 80% of eligible accounts receivable from account debtors who are not distributors plus 50% of eligible accounts receivable from account debtors who are distributors. If the outstanding principal amount of the loan exceeds our borrowing base from time to time, we will be required to immediately pay to the lender such excess. We are required to comply with financial covenants that limit our maximum quarterly adjusted net loss and require that we maintain unrestricted cash balances on deposit at the lender in an amount not less than the outstanding principal balance under the credit facility plus $7.5 million until December 31, 2003, increasing to $10 million beginning January 1, 2004. If we fail to comply with these financial covenants, the lender will be entitled to assume collection of our accounts receivable and we will be required to meet a minimum tangible net worth requirement and certain other terms of the facility will change. Obligations under the secured credit facility are secured by a security interest on substantially all of the assets of Proxim, except for intellectual property. If we breach the financial covenants, obligations under the secured credit facility will also be secured by a security interest on our intellectual property.

The secured credit facility requires the consent of our lender in order to incur debt, grant liens, make acquisitions or merge, make certain restricted payments and sell assets. The events of default under the secured credit facility include the failure to pay amounts due, including principal and interest, within three days after it becomes due, failure to observe or perform covenants (subject to grace periods in certain cases), bankruptcy and insolvency events, defaults under certain of our other obligations and the occurrence of a material adverse change in our business.

Proxim is seeking to renegotiate a material lease on a building in Sunnyvale, California that is in excess of the requirements of the business for the foreseeable future. This building was vacated in July 2002, and the net expected lease costs were included the restructuring charge recorded in the second quarter of 2002, totaling over $29 million through the term of the lease in 2010, net of expected sublease proceeds. The rent rates of this lease are substantially greater than the current local market lease rates and this unused space represents a negative cash flow of approximately $800,000 per quarter. The Company has not been able to sublease the building since it was vacated in July 2002.

To date, the building owner has not been responsive to our requests to renegotiate the lease. Since November 2002, we have ceased making direct lease payments and the building owner has been utilizing our cash security deposits to cover the monthly payments. The building owner could elect to stop using our security deposits for this purpose at any time, and the lease further obligates us to replenish the security deposits. These deposits, supplemented by a letter of credit, however, could cover lease rent payments until December 2003. The building owner also has the option to terminate the remaining rent under the lease and sue us for the net present value of the lease less the present value of the amount for which we show the building owner could have leased the building to another party, plus the building owner's releasing costs. The building owner has notified us of our defaults, but has not elected to terminate the lease at this time. Instead, the building owner has threatened legal action to force us to directly pay the monthly rent since November, as well as interest and penalties. Accordingly, we have an opportunity to cure our breach by restoring the security deposits as required by the lease, paying interest and penalties, and remaining current on future rent obligations under the lease. In the event that the building owner were to terminate the lease and sue us for breach, we would be in breach of the covenants of our Bank Line of Credit, and our borrowing rights could be limited or terminated. In this event, we would not have enough cash available to meet the potential damages sought under the lease, and we could be required to seek protection from the bankruptcy courts. At this time, we cannot determine whether the building owner is willing to renegotiate the current lease or will pursue remedies through the courts.

We have taken steps to reduce our expenses from operations by decreasing research and development and general and administrative expenses in order to begin generating cash flow from operations in the first quarter of 2003. These steps were taken in October 2002, and we recorded approximately $1.9 million of restructuring charges related primarily to severance payments in the fourth quarter of 2002. We also reduced the amount of consignment inventories held by distributors by reducing manufacturing volumes in the fourth quarter of 2002 and expect to reduce the amount of consignment inventories in the first quarter of 2003 below the expected sell through of products during that periods.

We believe that our current available cash and investments combined with our available borrowings will be sufficient to finance our working capital and capital expenditure requirements for at least the next 12 months. Our management intends to invest any cash in excess of current operating requirements in interest-bearing investment-grade securities. Our future capital requirements will depend upon many factors, including management of working capital, the success of marketing, sales and distribution efforts, the timing of research and product development efforts and expansion of our marketing efforts.

There can be no assurance that additional capital beyond the amounts currently forecasted by us will not be required nor that any such required additional capital will be available on reasonable terms, if at all, at such time or times as required by us. We may need to raise additional funds if our estimates change or prove inaccurate or in order for us to take advantage of unanticipated opportunities or to strengthen our financial position. Our ability to raise funds may be adversely affected by a number of factors relating to Proxim, as well as factors beyond our control, including the continued weakness of the wireless communications industry, volatility and uncertainty in the capital markets, our ability to remain listed on the Nasdaq National Market, our ability to pay obligations as they become due, as well as increased market uncertainty following the terrorist attacks of September 11, 2001, the ongoing U.S. war on terrorism and the war with Iraq. There can be no assurance that any financing will be available on terms acceptable to us, if at all, and any need to raise additional capital through the issuance of equity or convertible debt securities may result in additional, and perhaps significant dilution.

Quarterly Results Of Operations

The following table presents our operating results for each of the eight quarters in the period ending December 31, 2002. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this Annual Report on Form 10-K. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and related notes. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1 (i)	2002 Q2	2002 Q3	2002 Q4
	(Unaudited) (In thousands, except per share data)							
Statements of operations data:								
Revenue, net	$ 37,585	$ 22,295	$ 21,675	$ 24,175	$ 25,414	$ 45,177	$ 24,118	$ 49,951
Cost of revenue	18,899	12,085	12,829	12,074	14,662	25,977	14,091	28,955
Provision for excess and obsolete inventory(i)	—	—	—	—	12,659	—	—	—
Gross profit (loss)	18,686	10,210	8,846	12,101	(1,907)	19,200	10,027	20,996
Operating expenses:								
Research and development	4,077	5,054	5,151	4,832	4,549	7,295	8,699	8,616
Sales, general and administrative	9,989	9,488	10,427	8,699	8,750	11,647	15,220	13,874
Amortization of goodwill and intangible assets	822	1,414	1,491	1,713	144	2,209	4,606	5,508
Amortization of deferred stock compensation	1,941	315	303	2,637	245	180	316	114
Impairment of goodwill and intangible assets	4,331	—	—	—	—	—	—	129,108
Impairment on loan to officer	—	—	—	—	—	—	—	4,500
Restructuring charges	1,108	312	396	—	35,378	3,582	2,335	1,882
In—process research and development	—	—	—	6,400	4,536	1,200	10,364	—
Merger costs	30	—	—	—	—	—	—	—
Total operating expenses	22,298	16,583	17,768	24,281	53,602	26,113	41,540	163,602
Loss from operations	(3,612)	(6,373)	(8,922)	(12,180)	(55,509)	(6,913)	(31,513)	(142,606)
Interest income (expense), net	472	444	304	173	131	240	(355)	(101)
Loss before income taxes	(3,140)	(5,929)	(8,618)	(12,007)	(55,378)	(6,673)	(31,868)	(142,707)
Income tax provision (benefit)	1,346	(1,797)	(2,905)	(740)	3,224	—	—	—
Net loss	(4,486)	(4,132)	(5,713)	(11,267)	(58,602)	(6,673)	(31,868)	(142,707)
Deemed Series A Preferred Stock dividend	—	—	—	—	—	—	(2,740)	—
Accretion of Series A Preferred Stock redemption obligations	—	—	—	—	—	—	(476)	(1,414)
Net loss attributable to Common stockholders	$ (4,486)	$ (4,132)	$ (5,713)	$ (11,267)	$ (58,602)	$ (6,673)	$ (35,084)	$ (144,121)
Net loss attributable to Common stockholders — basic and diluted	$ (0.08)	$ (0.07)	$ (0.10)	$ (0.19)	$ (0.96)	$ (0.06)	$ (0.29)	$ (1.20)
Shares used to compute net loss per share — basic and diluted	55,999	57,509	57,747	58,912	61,275	119,215	119,557	120,134

(i) The results include the reclassification of a provision for excess and obsolete inventory of $12.7 million from restructuring charges to cost of revenue recorded in the first quarter ended March 27, 2002.

Our quarterly revenue and loss from operations results have varied and are likely to continue to fluctuate significantly from quarter to quarter.

Our quarterly results may fluctuate for many reasons, including the following:

- the effectiveness of our distribution channels and the success in maintaining our current distribution channels and developing new distribution channels;
- our ability to effectively manage the development of new business segments and markets;
- seasonal factors that may affect capital spending by customers;
- our ability to successfully manage the integration of operations;
- the sell-through rate of our ORiNOCO products (acquired in our acquisition of Agere's 802.11 WLAN systems business) through consumer retail channels;
- market adoption of radio frequency, or RF, standards-based products (such as those compliant with the IEEE 802.11b, IEEE 802.11a, IEEE 802.11g or Bluetooth specifications);
- our ability to develop, introduce, ship and support new products and product enhancements and to manage product transitions;
- the sell-through rate of our WLAN and WWAN products through commercial distribution channels;

- market demand for our point-to-point Lynx and Tsunami systems;
- market demand for our point-to-multipoint systems;
- the mix of products sold because our products generate different gross margins;
- a decrease in the average selling prices of our products;
- our ability to upgrade and develop our systems and infrastructure;
- difficulties in expanding and conducting international operations; and
- general economic conditions and economic conditions specific to the wireless communications industry.

We have experienced disruptions in our operations from some of the factors listed above and may experience them again. In addition, we are dependent on decisions by service providers, businesses and other enterprises to build wireless networks. These decisions are in turn dependent upon the success and expected demand for the services offered by those service providers, businesses and other enterprises.

Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are and will continue to be fixed in the short term. As a result, any delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

Due to the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

Seasonality

Historically, our revenues have been higher in the last two quarters of the fiscal year. In addition our revenues have historically been significantly higher in the last month of each quarter. This shift may primarily be attributed to the budgetary constraints of the customers in our industry and weather conditions that make an outdoor installation more difficult during the winter. However, going forward, we believe the impact of seasonal fluctuations on our business will decrease because demand for our products is increasing at a rate that outpaces any budget restrictions our customers may have. Moreover, our expansion into international markets may minimize the impact that weather conditions may have on our overall sales.

RISK FACTORS

This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Form 10-K.

You should carefully consider the risks described below before making an investment decision with respect to our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

We may not achieve certain benefits and synergies expected from our March 26, 2002 merger with Proxim, Inc. or the August 5, 2002 acquisition of the 802.11 WLAN systems business of Agere, either of which may have a material adverse effect on our business, financial condition and operating results and/or could result in the loss of key personnel.

We will need to overcome significant challenges in order to realize any benefits or synergies from our merger with Proxim, Inc. and our acquisition of the 802.11 WLAN systems business of Agere, including Agere's ORiNOCO product line. Such challenges include the timely, efficient and successful execution of a number of post-transaction events, including:

- integrating the operations of these businesses, particularly geographically dispersed operations;
- integrating the management information systems, accounting systems and reporting process;
- retaining and assimilating the key personnel of each company;
- retaining existing customers of each company and attracting additional customers;
- retaining strategic partners of each company and attracting new strategic partners; and
- creating uniform standards, controls, procedures, policies and information systems.

The execution of these post-transaction events will involve considerable risks and may not be successful. These risks include:

- the potential disruption of our ongoing business and distraction of our management;
- unanticipated expenses, including possible restructuring charges, and potential delays related to integration of technology and other resources of these companies;
- the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel; and
- potential unknown liabilities associated with the transactions and the combined operations.

In addition, termination of employees in connection with our restructuring efforts following these transactions may expose us to claims seeking damages for wrongful terminations. In that regard, we are party to disputes, including legal actions, with a number of former employees. These disputes relate primarily to claims for wrongful termination and severance benefits due to several reductions in force we have implemented in 2001 and 2002 following the merger with Proxim, Inc. and the acquisition of Agere's 802.11 WLAN systems business.

As a result of the merger between Proxim and Western Multiplex, and the acquisition of Agere Systems' 802.11 WLAN systems business during 2002, we identified a requirement to consolidate and integrate our management information systems. We are implementing a new enterprise resource planning and financial accounting and planning system during the second quarter of 2003, and integrating this new system with our customer relationship management system and our product management system, as well as creating electronic interfaces to certain supply chain partners' information systems and certain customers' information systems. Implementation of the new management information system, including the integration with other systems is a very complex process that requires significant financial resources and personnel time, as well as unifying operating policies and procedures to ensure that the total system operates efficiently and effectively. Delays or errors in the implementation could result in additional costs and cause disruptions to our business, which could adversely affect our ability to accurately report our financial results on a timely basis and could have a material adverse effect on our business, financial condition and operating results.

The combined company may not succeed in addressing these risks or any other problems encountered in connection with our merger with Proxim, Inc. or our acquisition of Agere's 802.11 WLAN systems business.

We are not profitable and may not be profitable in the future.

For the year ended December 31, 2002 we had a $244.5 million net loss attributable to holders of our Common Stock. We cannot assure you that our revenue will increase or continue at current levels or growth rates or that we will achieve profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of our business and the limited histories of Western Multiplex, Proxim, Inc. and the Agere 802.11 wireless systems business we acquired in producing many of their products, period-to-period comparisons of operating results are not necessarily meaningful and you should not rely on them as indicating what our future performance will be.

We expect that we will continue to incur significant sales, marketing, product development and administrative expenses. As a result, we will need to generate significant revenue to achieve profitability and we cannot assure you that we will achieve profitability in the future. Any failure to significantly increase our revenue or control costs as we implement our product and distribution strategies would harm our business, operating results and financial condition.

The market price of our Common Stock may further decline as a result of our merger with Proxim, Inc. or our acquisitions of Agere's 802.11 WLAN systems business.

The market price of our Common Stock declined following our acquisitions in 2002 and may further decline as a result of these transactions for a number of reasons, including if:

- the integration of the these businesses is not completed in a timely and efficient manner;
- the combined company does not achieve the perceived benefits of these transactions as rapidly or to the extent anticipated by financial analysts, industry analysts or investors; or
- the effect of these transactions on our financial results is not consistent with the expectations of financial analysts, industry analysts or investors.

In this regard, our financial results for the third quarter of 2002 did not meet the expectations of financial analysts and the market price of our Common Stock declined.

Our merger with Proxim, Inc. and our acquisition of Agere's 802.11 WLAN systems business may adversely affect our financial results.

We incurred transaction costs of approximately $16.7 million in connection with our merger with Proxim, Inc. and approximately $5 million in connection with the Agere asset purchase. If the benefits of these transactions do not exceed the associated costs, including costs associated with integrating these businesses and dilution to our stockholders resulting from the issuance of shares in connection with the merger and the asset purchase and related financing, our financial results, including earnings per share, could be materially harmed.

Products sales could decline if customer relationships are disrupted by our merger with Proxim, Inc. and our acquisition of Agere's 802.11 WLAN systems business.

The merger with Proxim, Inc. or the Agere asset purchase may have the effect of disrupting customer relationships. Former customers of Western Multiplex, Proxim, Inc. and Agere may not continue their current buying patterns following these transactions. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of the combined company or may instead purchase products of competitors. Any significant delay or reduction in orders for our products could cause our products sales to decline.

We have a limited operating history with some of our current product lines, which makes your evaluation of our business difficult and will affect many aspects of our business.

Proxim, Inc. produced its 802.11a products for a limited amount of time and Western Multiplex had just begun production of its Tsunami point-to-multipoint product prior to the merger. Agere also had a limited operating history with its 802.11 WLAN equipment. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in relatively new and rapidly evolving markets. These risks include:

- an evolving and unpredictable business model;
- uncertain acceptance of new products and services;
- competition; and
- challenges in managing growth.

We cannot assure you that we will succeed in addressing these risks. If we fail to do so, our revenue and operating results could be materially harmed.

We may experience fluctuations in operating results and may not be able to adjust spending in time to compensate for any unexpected revenue shortfall which may cause operating results to fall below expectations of securities analysts and investors.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which will be outside our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to planned expenditures could materially harm our operating results and financial condition, and may cause our operating results to fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Stock could decline significantly.

Factors that may harm operating results include:

- the effectiveness of our distribution channels and the success in maintaining our current distribution channels and developing new distribution channels;
- our ability to effectively manage the development of new business segments and markets;
- seasonal factors that may affect capital spending by customers;
- our ability to successfully manage the integration of operations;
- the sell-through rate of our ORiNOCO products (acquired in our acquisition of Agere's 802.11 WLAN systems business) through consumer retail channels;
- market adoption of radio frequency, or RF, standards-based products (such as those compliant with the IEEE 802.11b, IEEE 802.11a, IEEE 802.11g or Bluetooth specifications);
- our ability to develop, introduce, ship and support new products and product enhancements and to manage product transitions;
- the sell-through rate of our WLAN and WWAN products through commercial distribution channels;
- market demand for our point-to-point Lynx and Tsunami systems;
- market demand for our point-to-multipoint systems;
- the mix of products sold because our products generate different gross margins;
- a decrease in the average selling prices of our products;
- our ability to upgrade and develop our systems and infrastructure;
- difficulties in expanding and conducting international operations; and
- general economic conditions and economic conditions specific to the wireless communications industry.

Historically, Proxim, Inc. and Western Multiplex did not operate with a significant order backlog and a substantial portion of their revenues in any quarter were derived from orders booked and shipped in that quarter. Accordingly, a significant component of our revenue expectations will be based almost entirely on internal estimates of future demand and not on firm customer orders. Planned operating expense levels are relatively fixed in the short term and are based in large part on these estimates. If orders and revenue do not meet expectations, our operating results could be materially adversely affected. In this regard, we did not achieve our revenue targets in the third quarter of 2002, and we incurred a net loss attributable to the holders of our Common Stock of $35.1 million in that quarter.

We have adopted a uniform sell-through method of revenue recognition that may result in greater variability in our revenue recognition and therefore increased fluctuations in our operating results.

Effective at the beginning of the third quarter of 2002, we adopted a uniform sell-through revenue recognition methodology for products that are sold through distribution channels with rights of return under accounting principles generally accepted in the United States of America. After the merger of Proxim, Inc. and Western Multiplex, we maintained the historical revenue recognition methods used by the two companies prior to the merger for the respective product lines: a sell-through method for wireless local area networking, or WLAN, products, and a sell-in method for wireless wide area networking, or WWAN, products. We have adopted the sell-through method on a uniform basis because, following the acquisition of Agere's 802.11 WLAN systems business, which also uses the sell-through method, the WLAN business is expected to represent more than half of Proxim's revenues, and adopting one uniform method is consistent with the Company's plans to sell bundled and integrated WLAN and WWAN products. The adoption of the sell-through method of revenue recognition for WWAN products could result in greater variability in our revenue recognition, and, therefore, increased fluctuations in our operating results, because sell-through shipments to customers may not be as predictable as sell-in shipments to distributors.

Our operating results have been, and could further be, adversely affected as a result of purchase accounting treatment and the impact of amortization and impairment of intangible assets relating to the merger and the Agere asset purchase.

In accordance with generally accepted accounting principles, we accounted for our merger with Proxim, Inc. using the purchase method of accounting. Under the purchase method of accounting, we have recorded the market value of our Common Stock issued in connection with the merger, the fair value of the options to purchase Proxim, Inc. Common Stock that became options to purchase Proxim Corporation Common Stock and the amount of direct transaction costs as the cost of combining with Proxim, Inc. We have allocated the cost of the individual assets acquired and liabilities assumed, including various identifiable intangible assets (such as acquired technology and acquired trademarks and trade names) and in-process research and development, based on their respective fair values at the date of the completion of the merger. Intangible assets are required to be amortized prospectively over their estimated useful lives. The purchase price was allocated to deferred compensation, based on the portion of the intrinsic value of the unvested Proxim, Inc. options we have assumed to the extent that service is required after completion of the merger in order to vest. Any excess of the purchase price over those fair market values will be accounted for as goodwill. We are not required to amortize goodwill against income but goodwill and other non-amortizable intangible assets will be subject to periodic reviews for impairment.

In this regard, due to the decline in forecasted revenue in future periods, we took a charge of $129.1 million related to the impairment of goodwill in accordance with SFAS No. 142 in the fourth quarter of 2002. The impairment charged was measured as the amount that the carrying amount exceeded its estimated fair value. If we are required to recognize additional impairment charges, the charge will negatively impact reported earnings in the period of the charge.

Shares eligible for future sale, including shares owned by our principal stockholders, may cause the market price of our Common Stock to drop significantly, even if our business is doing well.

The potential for sales of substantial amounts of our Common Stock into the public market may adversely affect the market price of our Common Stock. To finance our acquisition of Agere's 802.11 WLAN systems business, we entered into a securities purchase agreement with Warburg Pincus and Broadview Capital, who agreed to collectively invest $75 million in the Company. These investors received 1,640,000 shares of Series A Preferred Stock in the amount of approximately $41 million, with a conversion price of approximately $3.06 per share, and warrants to purchase approximately 6.7 million shares of our Common Stock valued at $12.3 million. The value of the warrants was recorded as a reduction of the Series A Preferred Stock carrying value and recorded as additional paid-in capital. A deemed preferred stock dividend representing the beneficial conversion feature of the Series A Preferred Stock of $2.7 million was also recorded to increase the loss attributable to holders of our Common Stock. The remaining $34 million of the investment was in the form of convertible notes. Upon receipt of approval of our stockholders at a special meeting held on October 8, 2002, the notes issued to these investors were converted into 1,360,000 shares of Series A Preferred Stock and we granted to these investors additional warrants to purchase approximately 5.6 million shares of our common stock. In total, the investors were granted warrants to acquire 12,271,345 shares of Common Stock for approximately $3.06 per share. The Series A Preferred Stock and warrants issued to the investors represent approximately 25% of our outstanding Common Stock on an as-converted and as-exercised basis as of December 31, 2002. The initial liquidation preference of $25.00 attributable to the Series A Preferred Stock bears interest at an annual rate of 8% through the third anniversary of the date of issuance, resulting in an increase in the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock over time, to an aggregate of approximately 31.1 million. We agreed to file this registration statement with the Securities and Exchange Commission to register this Common Stock. Upon the effectiveness of the registration statement of which this prospectus forms a part, the investors will have the right to resell the Common Stock.

In addition, approximately 32.1 million of our outstanding shares of Common Stock are held by affiliates of Ripplewood Investments L.L.C. and an aggregate of approximately 6.0 million of our outstanding shares of Common Stock are held by Jonathan Zakin, who is our Chairman and Chief Executive Officer, and his affiliates. The shares of Common Stock held by these stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act and are eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144 or in a registered offering. In the event that the affiliates of Ripplewood Investments L.L.C. distribute shares that they hold to their members and partners that are not affiliates of the Company, those distributed shares could be immediately sold without regard to any volume limitations. In connection with the execution of the merger agreement between Proxim, Inc., Western Multiplex and certain other parties, the affiliates of Ripplewood Investments L.L.C. that now hold shares of Proxim Corporation Common Stock entered into a stockholders' agreement that set limitations on their ability to transfer their shares, including distributions to members and partners, for a limited period of time and provided registration rights with respect to their shares. In exchange for a voting agreement in connection with the Agere asset purchase, and effective as of August 27, 2002, we released the affiliates of Ripplewood Investments L.L.C. from the resale restrictions set forth in such stockholders' agreement. If affiliates of Ripplewood Investments L.L.C. distribute all or a significant number of our shares, the market price of our Common Stock may decline significantly.

In addition to outstanding shares eligible for sale, as of December 31, 2002, options and warrants to acquire 44.2 million shares of our Common Stock were outstanding. Also, as of December 31, 2002, approximately an additional 21.7 million shares of our Common Stock were reserved for issuance to our employees under existing and/or assumed stock option plans.

Competition within the wireless networking industry is intense and is expected to increase significantly. Our failure to compete successfully could materially harm our prospects and financial results.

The market for broadband wireless systems and wireless local area networking and building-to-building markets are extremely competitive and we expect that competition will intensify in the future. Increased competition could adversely affect our business and operating results through pricing pressures, the loss of market share and other factors. The principal competitive factors affecting wireless local area networking and fixed wireless markets include the following: data throughput; effective RF coverage area; interference immunity; network security; network scalability; price; integration with voice technology; wireless networking protocol sophistication; ability to support industry standards; roaming capability; power consumption; product miniaturization; product reliability; ease of use; product costs; product features and applications; product time to market; product certifications; changes to government regulations with respect to each country served and related to the use of radio spectrum; brand recognition; OEM partnerships; marketing alliances; manufacturing capabilities and experience; effective distribution channels; and company reputation.

We could be at a disadvantage when compared to competitors, particularly Alcatel, Business Networks AB, Cisco Systems, D-Link, Intel Corporation and LinkSys (announced to be acquired by Cisco Systems on March 20, 2003, subject to regulatory approvals), that have broader distribution channels, brand recognition, extensive patent portfolios and more diversified product lines. We have several competitors in our commercial wireless business, including without limitation, Alvarion (the merger of Breezecom and Floware), Ceragon Networks, Cisco Systems, DMC Stratex Networks, Enterasys Networks, Harris Corporation, Intel Corporation, Intersil Corporation, Nokia Corporation, Symbol Technologies and 3Com Corporation.

We also face competition from a variety of companies that offer different technologies in the emerging home networking market, including several companies developing competing wireless networking products. Additionally, numerous companies have announced their intention to develop competing products in both the commercial wireless and home networking markets, including several Asia-based companies offering low-price IEEE 802.11b products. We could also face future competition from companies that offer products which replace network adapters or offer alternative communications solutions, or from large computer companies, PC peripheral companies, as well as other large networking equipment companies that integrate network adapters into their products. Furthermore, we could face competition from certain of our OEM customers, which have, or could acquire, wireless engineering and product development capabilities, or might elect to offer competing technologies. We can offer no assurance that we will be able to compete successfully against these competitors or those competitive pressures we face will not adversely affect our business or operating results.

Many of our present and potential competitors have substantially greater financial, marketing, technical and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. These competitors may succeed in establishing technology standards or strategic alliances in the WLAN and building-to-building markets, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. We can offer no assurance that we will succeed in developing products or technologies that are more effective than those developed by our competitors. Furthermore, we compete with companies that have high volume manufacturing and extensive marketing and distribution capabilities, areas in which we have only limited experience. We can offer no assurance that we will be able to compete successfully against existing and new competitors as wireless markets evolve and the level of competition increases.

Wireless networking markets are subject to rapid technological change and to compete, we must continually introduce new products that achieve broad market acceptance.

We have expended substantial resources in developing products that are designed to conform to the IEEE 802.11 standards and the HomeRF specification. There can be no assurance, however, that the IEEE 802.11 compliant products and Symphony HomeRF products will have a meaningful commercial impact. In 1999, the IEEE approved a new 2.4 GHz WLAN standard, designated as 802.11b. Based on direct sequence spread spectrum technology, this new standard increased the nominal data rate from 2 Mbps to 11 Mbps. In addition, we developed higher-speed frequency hopping technology based on the FCC Part 15 rule change adopted in August 2000, that allowed for wider band hopping channels and increased the data rate from 1.6 Mbps to up to 10 Mbps based on the HomeRF 2.0 standard. There can be no assurance that any such new products will compete effectively with IEEE 802.11b standard compliant products. In this regard, we have discontinued the development and production of HomeRF and HomeRF 2.0 products due to the widespread market adoption of products based on the IEEE 802.11b standard. In August 2002, we completed the acquisition of Agere's 802.11 WLAN systems business, including its ORiNOCO product line, and we are now selling a full line of 802.11b products.

In 1999, a group of computer and telecommunications industry leaders, led by Ericsson, began developing a short range RF method to connect mobile devices without cables called Bluetooth. Based on low power 2.4 GHz frequency hopping spread spectrum technology, numerous organizations are planning to deploy Bluetooth technology in a wide variety of mobile devices such as cellular telephones, notebook computers and handheld computers. We have not developed products that comply with Bluetooth. While Bluetooth technology is available to develop or acquire in the market, there can be no assurance that we will develop or acquire such technology, or that if we do develop or acquire such technology, that such products will be competitive in the market.

In 2000, the IEEE approved a new 5 GHz WLAN standard designated as 802.11a. This new standard is based on Orthogonal Frequency Division Multiplexing, or OFDM, technology with multiple data rates ranging from below 10 Mbps to approximately 50 Mbps. In 1999, the European Telecommunications Standards Institute Project BRAN (Broadband Radio Access Networks) committee approved a new 5 GHz WLAN standard designated as HiperLAN2, also based on OFDM technology. We are currently shipping commercial units of 802.11a products, and certain competitors are also shipping 802.11a products.

The IEEE is evaluating a number of improvements and enhancements to the 802.11a at 5 GHz and 802.11b at 2.4 GHz standards. The 802.11g proposal is a high speed extension of 802.11b, offering up to 54 Mbps of throughput, that is expected to be approved during 2003 and commercial products are expected to be available by early 2003. Certain competitors are shipping "pre-standard" versions of 802.11g products. In addition, we have begun commercial shipment of dual-band adapters that comply with both the 802.11b and the 802.11a standards. The 802.11e proposal is a quality of service enhancement to the 802.11a and 802.11b protocol for streaming multimedia support. The 802.11i proposal addresses enhanced security for both 802.11a and 802.11b. The 802.11h proposal addresses dynamic frequency selection and transmit power control for worldwide radio regulation.

Given the emerging nature of the WLAN market, there can be no assurance that the products and technology, or our other products or technology, will not be rendered obsolete by alternative or competing technologies. In addition, when we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could materially adversely affect our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence. As the market for our wireless networking products is evolving, we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors. To remain competitive, we need to introduce products in a timely manner that incorporate or are compatible with these new technologies as they emerge. If we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire other businesses as an alternative to internal research and development.

To remain competitive, we will need to expand and adapt our organization. Failure to effectively manage growth could result in an inability to support and maintain our operations.

We anticipate that we will need to expand and adapt our organization in order to address new market opportunities for our products. This could place a significant strain on our management, operational and financial resources. We cannot assure you that:

- our personnel, systems, procedures and controls will be adequate to support our future operations;

- our management will be able to identify, hire, train, motivate or manage required personnel; or
- our management will be able to successfully identify and exploit existing and potential market opportunities.

We announced a reorganization of our corporate structure on December 9, 2002, consolidating our operating divisions from four to two. We cannot assure you that this reorganization will be successful or will not impair our ability to manage our business. In addition, we could experience lower earnings as a result of expenses associated with growing our operations, whether through internal development or through acquisitions.

We will depend on international sales and our ability to sustain or expand international sales is subject to many risks, which could adversely affect our operating results.

During the year ended ending December 31, 2002, international sales accounted for approximately 38% of our total sales. Revenue from shipments by Western Multiplex to customers outside of the United States, principally to a limited number of distributors, represented 24% and 33% of total revenue during the calendar years 2001 and 2000, respectively. Revenue from shipments by Proxim, Inc. to customers outside the United States, principally to a limited number of distributors and OEM customers, represented 33% and 18% of total revenue during the calendar years 2001 and 2000, respectively. Agere's sales of its ORiNOCO products included sales to a number of international customers, and we expect that we will continue to sell these products to a significant percentage of international customers. We expect that our revenue from shipments to international customers will vary as a percentage of total revenue.

There are certain risks inherent in doing business in international markets, including the following:

- uncertainty of product acceptance by customers in foreign countries;
- difficulty in assessing the ability to collect on orders to be shipped in an uncertain economic environment;
- difficulty in collecting accounts receivable;
- export license and documentation requirements;
- unforeseen changes in regulatory requirements;
- difficulties in staffing and managing multinational operations;
- governmental restrictions on the repatriation of funds into the United States;
- foreign currency fluctuations;
- longer payment cycles for international distributors;
- tariffs, duties taxes and other trade barriers;
- difficulties in finding foreign licensees or joint venture partners; and
- potential political and economic instability.

There is a risk that such factors will harm our ability to continue to successfully operate internationally and our efforts to expand international operations. In this regard, our revenue levels have been affected, in part, by reduced ability to ship our products to international customers in cases where collectibility, based on a number of factors, could not be reasonably assured.

While we may extend limited credit terms, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. There can be no assurance that foreign markets will continue to develop or that we will receive additional orders to supply our products to foreign customers. Our business and operating results could be materially adversely affected if foreign markets do not continue to develop or if we do not receive additional orders to supply our products for use by foreign customers.

To successfully expand international sales, we will need to recruit additional international sales and support personnel and expand our relationships with international distributors and value-added resellers. This expansion will require significant management attention and financial resources. We may incur these additional costs and add these management burdens without successfully expanding sales. This failure would harm our operating results.

The outbreak of war in Iraq with the U.S. and other countries may adversely affect domestic and international demand for our products and result in a further deterioration of global economic conditions, and may increase shipment times and costs for our products.

The outbreak of war in Iraq with the U.S. and other countries may adversely affect domestic and international demand for our products and result in a further deterioration of global economic conditions. The continued worsening of the U.S. economy has caused and may continue to cause U.S. businesses to slow spending on products and delay sales cycles. A continued worsening in the global economy may also cause foreign businesses to slow or halt spending on our products. The economic uncertainty resulting from the unpredictable nature of ongoing military action and other involvements associated with a war in Iraq may continue to negatively impact consumer and business confidence in the near term. In addition, we manufacture a substantial portion of our products outside the United States, and we may experience delays in the delivery of our products or increased shipping costs as a result of increased security measures. This economic uncertainty may make it more difficult to continue implementing our business strategy and may adversely impact our future revenues.

Our revenue may decline and our ability to achieve profitability may be threatened if the demand for wireless services in general and broadband wireless access systems in particular does not continue to grow.

Our success is dependent on the continued trend toward wireless telecommunications and data communications services. If the rate of growth slows and service providers reduce their capital investments in wireless infrastructure or fail to expand into new geographic markets, our revenue may decline. Unlike some competitors such as Alcatel, Cisco Systems, Intel Corporation, Linksys and Nortel Networks Corporation, among others, our principal product offerings rely on wireless technologies. Accordingly, we would experience a greater impact from a decline in the demand for wireless services than some of our most important competitors. In addition, wireless access solutions are unproven in the marketplace and some of the wireless technologies, such as our Tsunami point-to-multipoint technology and 802.11a and HomeRF 2.0 technologies in which we are currently investing substantial capital, have only been commercially introduced in the last few years. If wireless access technology turns out to be unsuitable for widespread commercial deployment, it is unlikely we could generate enough sales to achieve and sustain profitability. We have listed below, in order of importance, the factors that we believe are key to the success or failure of broadband wireless access technology:

- its reliability and security and the perception by end users of its reliability and security;
- its capacity to handle growing demands for faster transmission of increasing amounts of data, voice and video;
- the availability of sufficient frequencies for network service providers to deploy products at commercially reasonable rates;
- its cost-effectiveness and performance compared to other forms of broadband access, whose prices and performance continue to improve;
- its suitability for a sufficient number of geographic regions; and
- the availability of sufficient site locations for network service providers to install products at commercially reasonable rates.

We have experienced the effects of many of the factors listed above in interactions with customers selecting wireless versus wire line technology. For example, because of the frequency with which individuals using cellular phones experience fading or a loss of signal, customers often hold the perception that all broadband wireless technologies will have the same reliability constraints even though the wireless technology we use does not have the same problems as cellular phones. In some geographic areas, because of adverse weather conditions that affect wireless transmissions, but not wire line technologies, we are not able to sell products as successfully as competitors with wire line technology. In addition, future legislation, legal decisions and regulation relating to the wireless telecommunications industry may slow or delay the deployment of wireless networks.

We may also lose customers to different types of wireless technologies. Many of our products operate in the unlicensed frequency bands, in compliance with various governmental regulations. In addition, many of the emerging wireless standards utilize these unlicensed frequency bands. The proliferation and market acceptance of unlicensed wireless products increases the probability of interference among unlicensed devices. Increasing interference can adversely affect the operation of our unlicensed products, resulting in customers selecting alternative products that do not operate in these unlicensed frequency bands. For example, we have only a limited offering of products that operate in licensed radio spectrums. Some customers, however, may want to operate in licensed radio spectrums because they sometimes offer less interference than license free radio spectrums or have other advantages.

Our business will depend on rapidly evolving telecommunications and Internet industries.

Our future success is dependent upon the continued growth of the data communications and wireless industries, particularly with regard to Internet usage. The global data communications and Internet industries are evolving rapidly and it is difficult to predict potential growth rates or future trends in technology development. We cannot assure you that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in increased competition and escalating demand for new technologies and services will continue in a manner favorable to us or our business strategies. In addition, there can be no assurance that the growth in demand for wireless and Internet services, and the resulting need for high speed or enhanced data communications products and wireless systems, will continue at its current rate or at all.

The combined company may be dependent on and receive a significant percentage of its revenue from a limited number of OEM customers.

A limited number of OEM customers may contribute a significant percentage of our revenue. Sales to one Proxim, Inc. customer in calendar year 2000 represented approximately 12% of total revenue. Agere's sales of its ORiNOCO products included sales to OEM customers. We expect that sales to a limited number of OEM customers will continue to account for a substantial portion of our revenue for the foreseeable future. Proxim, Inc. also experienced quarter-to-quarter variability in sales to each of its major OEM customers. Sales of many of Proxim, Inc.'s wireless networking products depended upon the decision of a prospective OEM customer to develop and market wireless solutions that incorporated Proxim, Inc.'s wireless technology. OEM customers' orders are affected by a variety of factors, including the following:

- new product introductions;
- end user demand for OEM customers' products;
- OEM customers' product life cycles;
- inventory levels;
- market and OEM customers' adoption of new wireless standards;
- manufacturing strategies;
- lengthy design-in cycles;
- pricing;
- regulatory changes;
- contract awards; and
- competitive situations.

Proxim, Inc.'s agreements with OEM customers typically did not require minimum purchase quantities. The loss of one or more of, or a significant reduction in orders from, our major OEM customers could materially and adversely affect our operating results or stock price. In this regard, in the first quarter of 2001, Intel Corporation, a HomeRF OEM customer, announced that it would offer competing IEEE 802.11b products for its next generation of consumer wireless networking devices. This announcement resulted in a decrease in the market price of Proxim, Inc.'s common stock. In addition, there can be no assurance that we will become a qualified supplier for new OEM customers or that we will remain a qualified supplier for existing OEM customers.

Our WWAN business derives a substantial portion of its revenue from a limited number of distributors. Therefore, a decrease or loss in business from any of them may cause a significant delay or decline in our revenue and could harm our reputation.

Our WWAN business has historically generated a significant amount of revenue from a limited number of distributors. The loss of business from any of these distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce our revenue, delay recognition of revenue, harm our reputation or reduce our ability to accurately predict cash flow. One distributor accounted for approximately 23% of our total revenue in the year ended December 31, 2002. For the year ended December 31, 2001, approximately 52% of WWAN revenue was derived from three distributors, and approximately 30% of our revenue was derived from one of the three distributors. We do not have long-term contracts with any of these distributors. While we expect to have a more diversified and expansive end customer base, the future success of our business will depend significantly on the timing and size of future purchase orders, if any, from a limited number of distributors. In addition, as we continued the development of our distribution channels, we may consolidate demand through fewer, larger distributors in order the effectively manage a growing base of VARs, resellers and sub-distributors.

We depend on limited suppliers for key components that are difficult to manufacture, and because we may not have long-term arrangements with these suppliers, we could experience disruptions in supply that could decrease or delay the recognition of revenues.

We depend on single or limited source suppliers for several key components used in our products. Proxim, Inc. and Agere depended on single sources for our proprietary application specific integrated circuits, or ASICs, and assembled circuit boards. Any disruptions in the supply of these components or assemblies could delay or decrease our revenues. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. In connection with our acquisition of Agere's 802.11 WLAN systems business, we have entered into a three-year strategic supply agreement with Agere, pursuant to which Agere will provide us with 802.11 chips, modules and cards. Other than this agreement, we do not have any long-term arrangements with our suppliers. If, for any reason, a supplier fails to meet our quantity or quality requirements, or stops selling components to us or our contract manufacturers at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product reputation problems. Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, we may have difficulty finding alternative suppliers to produce our components and assemblies on a timely basis. We have experienced shortages of some of these components in the past, which delayed related revenue, and we may experience shortages in the future. In addition, because the majority of our products have a short sales cycle of between 30 and 90 days, we may have difficulty in making accurate and reliable forecasts of product needs. As a result, we could experience shortages in supply, which could delay or decrease revenue because our customers may cancel their orders or choose a competitor for their future needs.

We have limited manufacturing capabilities and we will need to increasingly depend on contract manufacturers for our manufacturing requirements.

We have limited manufacturing capability and limited experience in large scale or foreign manufacturing. There can be no assurance that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to compete successfully, we will need to achieve significant product cost reductions. Although we intend to achieve cost reductions through engineering improvements, production economies, and manufacturing at lower cost locations including outside the United States, there can be no assurance that we will be able to do so. In order to remain competitive, we must continue to introduce new products and processes into our manufacturing environment, and there can be no assurance that any such new products will not create obsolete inventories related to older products. For example, as a part of our restructuring charge in the first quarter of 2002, we increased our provision for obsolete and excess inventory, including purchase commitments, totaling $12.7 million, of which $7.7 million related to excess inventory and $5.0 million related to purchase commitments. We subsequently reclassified this provision to cost of revenue for the first quarter of 2002. The provision related to a decrease in demand for certain products as well as our strategy to discontinue certain products in order to concentrate on selling next generation products.

Proxim, Inc. relied on contract and subcontract manufacturers for turnkey manufacturing and circuit board assemblies which subjects us to additional risks, including a potential inability to obtain an adequate supply of finished assemblies and assembled circuit boards and reduced control over the price, timely delivery and quality of such finished assemblies and assembled circuit boards. If our

Sunnyvale facility were to become incapable of operating, even temporarily, or were unable to operate at or near our current or full capacity for an extended period, our business and operating results could be materially adversely affected.

Proxim, Inc. outsourced manufacturing for its HomeRF products with Flextronics International, Inc., a turnkey contract manufacturer. Western Multiplex depended on three domestic contract manufacturers to produce the majority of its products, and it depended on one of these manufacturers for the entire production of its Tsunami point-to-multipoint product. Changes in our manufacturing operations to incorporate new products and processes, or to manufacture at lower cost locations outside the United States, could cause disruptions, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and negatively affect our business and operating results. In addition, our reliance on a limited number of manufacturers involves a number of risks, including the risk that these manufacturers may terminate their relationship with us, may choose not to devote adequate capacity to produce our products or may delay production of our products. If any of these risks are realized, we could experience an interruption in supply, which could have an adverse impact on the timing and amount our revenues. During the fourth quarter of 2002, we began to transition manufacturing of our Tsunami point-to-multipoint products from a domestic contract manufacturing to off-shore contract manufacturing. There can be no assurance that we will be able to effectively transition these products, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and negatively affect our business and operating results.

Our reliance on contract manufacturers could subject us to additional costs or delays in product shipments as demand for our products increases or decreases. Some contract manufacturers have decreased their operations in response to an overall contraction in demand for wireless networking products. There can be no assurance that we will effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. The inability of our contract manufacturers to provide us with adequate supplies or the loss of a contract manufacturer would result in costs to acquire additional manufacturing capacity and delays in shipments of our products, materially adversely affecting our business and operating results. In addition, cancellations in orders as a result of decreases in demand for products may subject us to claims for damages. In this regard, we are party to disputes, including legal actions, with a number of suppliers and vendors. These disputes relate primarily to excess materials and order cancellation claims that resulted from declines in demand for our products during 2001 and 2002 and the commensurate reductions in manufacturing volumes.

We may need additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

Our cash and investment balance declined $11.3 million in the fourth quarter of 2002. We currently believe that our existing liquidity sources, including our bank line of credit, will satisfy our capital requirements for at least the next twelve months. In December 2002 we finalized a new credit facility with Silicon Valley Bank. The facility provides for borrowing of up to $20 million; however the facility also requires us to maintain at least the outstanding principal plus $7.5 million on deposit with Silicon Valley Bank. Our ability to borrow under the credit facility is subject to a number of restrictions, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity" herein. We cannot assure you that we will have access to the credit facility. We are seeking to renegotiate the terms of a material lease, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity." If the building owner were to terminate the lease and sue us for breach, we would be in breach of the covenants in the credit facility, and our borrowing rights could be limited or terminated. We may need to raise additional funds if our estimates change or prove inaccurate or in order for us to take advantage of unanticipated opportunities or to strengthen our financial position. Because our stock is currently trading near historically low levels, any financing at these levels could be significantly dilutive to existing stockholders.

Our ability to raise funds may be adversely affected by a number of factors relating to us, as well as factors beyond our control, including increased market uncertainty following the events of September 11, 2001, the ongoing U.S. war on terrorism and in Iraq as well as conditions in capital markets. There can be no assurance that such financing will be available on terms acceptable to us if at all.

We may be unable to achieve the manufacturing cost reductions and improvements required in order to achieve or maintain profitability.

The average selling prices of the products of Western Multiplex, Proxim, Inc. and Agere's WLAN systems business declined in recent years. If we do not reduce production costs and other expenses, we may not be able to offset this continuing decline and achieve or maintain profitability. We must also develop and introduce on a timely basis new products that can be sold at higher average selling prices or produced at lower costs.

Failure to decrease the cost of our products or to effectively develop new systems would cause our revenue to decline or to increase more slowly.

We expect that average selling prices of our products will continue to decrease because one of our strategies is to increase the percentage of domestic and international sales being made through distributors and value-added resellers, and to OEM customers, which involve lower prices than our direct sales. This risk from declining average selling prices may also intensify because we expect that market conditions, particularly falling prices for competing broadband solutions, will force us to reduce prices over time. Under some circumstances, we may be forced to reduce prices even if it causes us to decrease gross profit or to take a loss on our products. We may also be unable to reduce sufficiently the cost of our products to enable us to compete with other broadband access technologies with lower product costs. In order to remain competitive, we will need to design our products so that they can be manufactured with low-cost, automated manufacturing, assembly and testing techniques. We cannot assure you that we will be successful in designing our products to allow contract manufacturers to use lower-cost, automated techniques. In addition, any redesign may fail to result in sufficient cost reductions to allow us to significantly reduce the price of our products or prevent our gross profit from declining as prices decline.

Because many of our current and planned products are or will be highly complex, they may contain defects or errors that are detectable only after deployment in complex networks and which, if detected, could harm our reputation, result in costs to us in excess of our estimates, adversely affect our operating results, result in a decrease in revenue or result in difficulty collecting accounts receivable.

Many of our complex products can only be fully tested when deployed in commercial networks. As a result, end users may discover defects or errors or experience breakdowns in their networks after the products have been deployed. The occurrence of any defects or errors in these products, including defects or errors in components supplied by our contract manufacturers, could result in:

- failure to achieve market acceptance and loss of market share;
- cancellation of orders;
- difficulty in collecting accounts receivable;
- increased service and warranty costs;
- diversion of resources, legal actions by customers and end users; and
- increased insurance costs and other losses to our business or to end users.

If we experience warranty failure that indicate either manufacturing or design deficiencies, we may be required to recall units in the field and or stop producing and shipping such products until the deficiency is identified and corrected. In the event of such warranty failures, our business could be adversely affected resulting in reduced revenue, increased costs and decreased customer satisfaction. Because customers often delay deployment of a full system until the products have been tested by them and any defects have been corrected, we expect these revisions to cause delays in orders by our customers for our systems. Because our strategy is to introduce more complex products in the future, this risk will intensify over time. End users have discovered errors in our products in the past and may discover errors in our products in the future. Recently, we have identified performance issues related to a power supply component provided by one of our contract manufacturers. If the costs of remediating problems experienced by our customers exceeds our warranty reserves, these costs may adversely affect our operating results.

To compete effectively, we will need to establish and expand new distribution channels for our point-to-point and point-to-multipoint products and 802.11 WLAN products.

Western Multiplex sold its point-to-point and point-to-multipoint products and Agere sold its ORiNOCO products through domestic and international distributors. We intend to add new distributors and value-added resellers for the Tsunami point-to-multipoint products. In general, distributors, value-added resellers and retailers offer products of several different companies, including products that may compete with our products. Accordingly, they may give higher priority to products of other suppliers, thus reducing our efforts to sell our products. In addition they often focus on specific markets and we will need to add new distributors and value-added resellers as we expand our sales to new markets. Agreements with distributors and retailers are generally terminable at their option. Any reduction in sales efforts or termination of a relationship may materially and adversely affect our business and operating results. Use of distributors and retailers also entails the risk that they will build up inventories in anticipation of substantial growth in sales. If such growth does not occur as anticipated, they may substantially decrease the amount of products ordered in subsequent quarters. Such fluctuations could contribute to significant variations in our future operating results.

Broadband wireless access solutions have some disadvantages and limitations as compared to other alternative broadband access solutions that may prevent widespread adoption, which could hurt our prospects.

Broadband wireless access solutions, including point-to-point and point-to-multipoint systems, compete with other high-speed access solutions such as digital subscriber lines, cable modem technology, fiber optic cable and other high-speed wire line and satellite technologies. If the market for our point-to-point and point-to-multipoint solutions fails to develop or develops more slowly than we expect due to this competition, our sales opportunities will be harmed. Many of these alternative technologies can take advantage of existing installed infrastructure and are generally perceived to be reliable and secure. As a result, they have already achieved significantly greater market acceptance and penetration than point-to-point and point-to-multipoint broadband wireless access technologies. Moreover, current point-to-point and point-to-multipoint broadband wireless access technologies have inherent technical limitations that may inhibit their widespread adoption in many areas, including the need for line-of-sight installation and, in the case of operating frequencies above 11 GHz, reduced communication distance in bad weather.

We expect point-to-point and point-to-multipoint broadband wireless access technologies to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many service providers may be reluctant to invest heavily in broadband wireless access solutions.

Broadband wireless access products require a direct line-of-sight, which may limit the ability of service providers to deploy them in a cost-effective manner and could harm our sales.

Because of line-of-sight limitations, service providers often install broadband wireless access equipment on the rooftops of buildings and on other tall structures. Before undertaking these installations, service providers must generally secure roof rights from the owners of each building or other structure on which the equipment is to be installed. The inability to easily and cost-effectively obtain roof rights may deter customers from choosing to install broadband wireless access equipment, which could have an adverse effect on our sales.

Inability to attract and retain key personnel could hinder our ability to operate.

Our success depends to a large extent on the continued services of Mr. Jonathan N. Zakin, Chairman and Chief Executive Officer, Mr. Keith E. Glover, our Executive Vice President, Chief Financial Officer and Secretary, and other members of our senior management team. The loss of the services of any of these management members could harm our business because of the crucial role each of them is expected to play in our operations and strategic development. In order to be successful, we must also retain and motivate key employees, including those in managerial, technical, marketing and sales positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Experienced management and technical, sales, marketing and support personnel in the wireless networking industry are in high demand and competition for their talents is intense. This is particularly the case in Silicon Valley, where our headquarters are located. In addition, our employees may experience uncertainty about their participation in the future of the combined company due to the following issues relating to recent business combination transactions: changing employee roles with respect to Proxim's announced operations strategies, the management of an increasing number of geographically dispersed operations and the related challenges of integrating a growing number of diverse local regulations, customs and practices. These conditions may adversely affect our ability to attract and retain key management, technical, sales and marketing personnel. We must also continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the merger and morale challenges posed by any workforce reduction that may be implemented.

We may have difficulties with our acquisitions and investments, which could adversely affect our growth and financial condition.

From time to time, we may consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision to pursue a significant business expansion or new business opportunity would be accompanied by risks, including, among others:

- requiring to invest a substantial amount of capital, which could materially harm our financial condition and ability to implement our existing business strategy;
- requiring to issue additional equity interests, which would be dilutive to our stockholders;
- placing additional and substantial burdens on our management personnel and financial and operational systems;
- the difficulty of assimilating the operations, technology and personnel of the acquired companies;
- the potential disruption of our ongoing business;
- the possible inability to retain key technical and managerial personnel;
- potential additional expenses associated with amortization of purchased intangible assets or the impairment of goodwill;
- additional expenses associated with the activities and expansion of the acquired businesses; and
- the possible impairment of relationships with existing employees, customers, suppliers and investors.

In addition, we cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any acquisitions or other investments that we may make in the future.

Several of our stockholders beneficially own a significant percentage of our Common Stock, which will allow them to significantly influence matters requiring shareholder approval and could discourage potential acquisitions of our company.

Following the issuances of Series A Preferred Stock and warrants to purchase Common Stock to Warburg Pincus and Broadview Capital, assuming conversion and exercise of these securities, these investors collectively represent approximately 25% of our outstanding Common Stock as of December 31, 2002. Affiliates of Ripplewood Investments L.L.C. control approximately 27% of our outstanding Common Stock on an as-converted and as-exercised basis including dividends. These stockholders will be able to exert significant influence over actions requiring the approval of our stockholders, including many types of change of control transactions and any amendments to our certificate of incorporation. The interests of these stockholders may be different than those of other stockholders of our company. In addition, the significant ownership percentage of these stockholders could have the effect of delaying or preventing a change of control of our company or otherwise discouraging a potential acquiror from obtaining control of our company.

Holders of our Series A Preferred Stock have rights that are senior to those of our Common Stock.

Holders of our Series A Preferred Stock are entitled to receive certain benefits not available to holders of our common stock. In particular:

- from August 2005 through August 2007, shares of Series A Preferred Stock will be entitled to dividends equal to 8% of their liquidation preference per year, payable, at our election, in cash or shares of our Common Stock valued at the then-market price;
- each share of Series A Preferred Stock will have an initial liquidation preference of $25.00 and the liquidation preference will bear interest at 8%, compounded semi-annually, for three years. The liquidation preference is subject to adjustments in the event we undertake a business combination or other extraordinary transaction, or we are liquidated or dissolved;
- in August 2007, we will be required to redeem all outstanding shares of Series A Preferred Stock, if any, for cash equal to their liquidation preference plus accrued and unpaid dividends;
- in the event of a change of control of our company, we will have the right to convert the Series A Preferred Stock into Common Stock if upon such conversion the holders of Series A Preferred Stock would receive liquid securities or cash with a fair market value equal to or greater than 110% of the liquidation preference then in effect. If the consideration is less than 110% of the liquidation preference, we may either modify the conversion price so that the consideration will equal 110% of the liquidation preference then in effect or repurchase the Series A Preferred Stock for cash at 101% of the liquidation preference

then in effect. In addition, in the event of a change of control that occurs prior to August 2005, the liquidation preference will increase as necessary to provide for three years of accretion;

- holders of Series A Preferred Stock have rights to acquire additional shares of our capital stock or rights to purchase property in the event of certain grants, issuance or sales;

- the conversion price of the Series A Preferred Stock, which initially shall be approximately $3.06 per share, will be subject to customary weighted average anti-dilution adjustments and other customary adjustments;

- the approval of holders of a majority of the Series A Preferred Stock is separately required to approve changes to our certificate of incorporation or bylaws that adversely affect these holders' rights, any offer, sale or issuance of our equity or equity-linked securities ranking senior to or equally with the Series A Preferred Stock, and any repurchase or redemption of our equity securities (other than from an employee, director or consultant following termination), or the declaration or payment of any dividend on our common stock; and

- for so long as Warburg Pincus owns at least 25% of its shares of Series A Preferred Stock or the Common Stock issuable on conversion of its Series A Preferred Stock and exercise of its warrants, Warburg Pincus will have the right to nominate for election one member of our board of directors, who will sit on all major board committees for so long as such committee membership does not conflict with any applicable law or regulation or any listing requirements of the Nasdaq National Market.

We are obligated to register the Series A Preferred Stock on a resale registration statement with the Securities and Exchange Commission. We do not intend to register the Series A Preferred Stock until after our annual meeting of stockholders, at which time we will seek stockholder approval for an amendment to our certificate of incorporation to increase the number of shares of common stock authorized for issuance thereunder. To the extent we are not able to register or maintain the effectiveness of the resale registration statement for the Series A Preferred Stock, we could incur substantial financial penalties.

If we fail to protect our intellectual property rights or if such rights are not adequately protected under current law, competitors may be able to use our technology or trademarks and this could weaken our competitive position, reduce our revenue and increase costs.

We rely on intellectual property laws to protect our products, developments and licenses. We also rely on confidentiality agreements with some of our licensees and other third parties and confidentiality agreements and policies covering our employees.

We cannot assure you that such laws and measures will provide sufficient protection, that other companies will not develop technologies that are similar or superior or that third parties will not copy or otherwise obtain and use our technologies without authorization.

Possible third-party claims of infringement of proprietary rights against us could have a material adverse effect on our business, results of operation and financial condition.

The communications industry is characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. There can be no assurance that third parties will not assert infringement claims against us, that any such assertion of infringement will not result in litigation or that we would prevail in such litigation. Furthermore, any such claims, with or without merit, could result in substantial cost to our business and diversion of our personnel, require us to develop new technology or enter into royalty or licensing arrangements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the event of a successful claim of infringement or misappropriation against us, and our failure or inability to develop non-infringing technology or to license the infringed, misappropriated or similar technology at a reasonable cost, our business, results of operations and financial condition would be materially adversely affected. In addition, we may be obligated to indemnify our customers against claimed infringement of patents, trademarks, copyrights and other proprietary rights of third parties. Any requirement to indemnify our customers could have a material adverse effect on our business, results of operations and financial condition.

Prior to the completion of our merger with Proxim, Inc., Proxim, Inc. commenced United States patent infringement and International Trade Commission legal actions against a number of its competitors, and legally remains the subject of counter suits and patent infringement counterclaims. Should the outcome of this patent, trade commission or any related litigation be unfavorable, we may be required to pay damages and other expenses, or we could be enjoined from selling certain products, which could materially and adversely affect our business, financial condition and operating results.

Proxim, Inc.'s involvement in patent and International Trade Commission litigation with respect to alleged infringement of certain of its United States patent rights related to direct sequence wireless local area networking technology has resulted in, and could in the future continue to result in, substantial costs and diversion of management resources of the combined company. In addition, this litigation, if determined adversely to us, could result in the payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could materially and adversely affect our business, financial condition and operating results.

On March 8, 2001, Proxim, Inc. filed two lawsuits for infringement of three United States Patents for wireless networking technology: one suit in the U.S. District Court for the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation; and one suit in the U.S. District Court for the District of Delaware against 3Com Corporation, SMC, Symbol Technologies and Wayport. These suits sought an injunction against continued infringement, damages resulting from the infringement and the defendants' conduct, interest on the damages, attorneys' fees and costs, and such further relief as the respective courts deem just and appropriate.

On March 9, 2001, Proxim, Inc. filed suit with the International Trade Commission (ITC) in Washington, D.C. asking the ITC to stop the importation of products that infringe its patented wireless networking technology. Eight companies are identified in this action; Acer, Addtron, Ambicom, Compex, D-Link, Enterasys, Linksys and Melco. Proxim, Inc. notified these and other companies that it believed to have been infringing its patents. On May 9, 2001, Proxim, Inc. filed to remove Compex from the ITC complaint as Compex entered into an agreement with Proxim, Inc. to license these patents. Intersil and Agere have filed motions to intervene in the proceedings before the ITC and these motions have been approved by the ITC.

On or about April 24, 2001, Intersil Corporation and Cisco Systems, Incorporated filed suit in the U.S. District Court for the District of Delaware seeking that Proxim, Inc.'s patents be found invalid, unenforceable and not infringed. Intersil and Cisco sought damages and attorneys' fees from Proxim, Inc. based upon alleged breach of contract and unfair competition.

On or about May 1, 2001, Symbol Technologies filed patent infringement counterclaims in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol WLAN patents. Symbol is seeking unspecified damages and a permanent injunction against Proxim, Inc. related to these infringement claims.

On or about May 31, 2001, Agere filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed three Agere patents. Agere sought unspecified damages and a permanent injunction against Proxim, Inc. related to its infringement claims. On July 9, 2001, Proxim, Inc. filed an amended answer and counterclaim to the Agere suit. Proxim, Inc. sought declaratory judgment for non-infringement, invalidity and unenforceability of certain Agere patents, as well as damages for violation of the antitrust laws of the United States.

On August 8, 2001, Proxim, Inc. filed an amended answer and counterclaim, and further sought damages for violation of the antitrust laws of the United States. On December 13, 2001, Proxim, Inc. filed a second amended answer and counterclaim, and sought to add Agere's parent, Agere Guardian Systems Inc., as a party.

On December 4, 2001, Symbol filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol patents related to systems for packet data transmission. Symbol sought an award for unspecified damages and a permanent injunction against Proxim, Inc. based on alleged patent infringement counterclaims. On December 18, 2001, Proxim, Inc. filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four asserted Symbol patents, injunctive and monetary relief for Symbol's infringement of a Proxim, Inc. patent, monetary relief for Symbol's false patent marking, and injunctive and monetary relief for Symbol's unfair competition under the Lanham Act, common law unfair competition and tortious interference.

On August 5, 2002, in connection with our acquisition of the 802.11 WLAN systems business from Agere, we announced that we had entered into a cross-license agreement with Agere whereby, in part, Agere agreed to settle the pending patent-related litigation between the two companies.

On March 17, 2003, the Company announced a settlement with Intersil Corporation to resolve all pending patent-related litigation between the two companies. Under the terms of the agreement, the Company and Intersil have agreed to dismiss all claims against each other, including lawsuits before the International Trade Commission and Delaware and Massachusetts Federal Courts.

We are a party to disputes, including legal actions, with a number of suppliers and vendors. These disputes relate primarily to excess materials and order cancellation claims that resulted from the declines in demand for our products during 2001 and 2002 and the commensurate reductions in manufacturing volumes. We have recorded reserves related to these disputes to the extent that management believes that the Company is liable. We intend to vigorously defend ourself in these matters.

The results of any litigation matters are inherently uncertain. In the event of any adverse decision in the described legal actions or disputes, or any other related litigation with third parties that could arise in the future with respect to patents or other intellectual property rights relevant to our products, we could be required to pay damages and other expenses, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. These matters are in the early stages of litigation and, accordingly, we cannot make any assurance that these matters will not materially and adversely affect our business, financial condition or operating results.

Compliance with governmental regulations in multiple jurisdictions where we sell our products is difficult and costly.

In the United States, we are subject to various Federal Communications Commission, or FCC, rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Our spread spectrum wireless products are certified for unlicensed operation in the 902 — 928 MHz, 2.4 — 2.4835 GHz, 5.15 — 5.35 GHz and 5.725 — 5.825 GHz frequency bands. Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems secondary status in the frequency. In the event that there is interference between a primary user and a Part 15 user, a higher priority user can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of our products experience excessive interference from primary users, market acceptance of our products could be adversely affected, which could materially and adversely affect our business and operating results. The FCC, however, has established certain standards that create an irrefutable presumption of noninterference for Part 15 users and we believe that our products comply with such requirements. There can be no assurance that the occurrence of regulatory changes, including changes in the allocation of available frequency spectrum, changes in the use of allocated frequency spectrum, or modification to the standards establishing an irrefutable presumption for unlicensed Part 15 users, would not significantly affect our operations by rendering current products obsolete, restricting the applications and markets served by our products or increasing the opportunity for additional competition.

The FCC is coordinating discussions between the United States military and the commercial wireless industry regarding the operation and potential interference from unlicensed 5 GHz systems. These discussions are intended to resolve the potential interference issues without a rule change to the operation of unlicensed 5 GHz systems. If a solution cannot be agreed upon by the parties, the FCC could change the regulations related to the operation of unlicensed 5 GHz products. Such a change could have a material adverse affect upon the sale of our unlicensed 5 GHz products.

Our products are also subject to regulatory requirements in international markets and, therefore, we must monitor the development of spread spectrum and other radio frequency regulations in certain countries that represent potential markets for our products. While there can be no assurance that we will be able to comply with regulations in any particular country, we will design our products to minimize the design modifications required to meet various 2.4 GHz and 5 GHz international spread spectrum regulations. In addition, we will seek to obtain international certifications for our product line in countries where there are substantial markets for wireless networking systems. Changes in, or the failure by us to comply with, applicable domestic and international regulations could materially adversely affect our business and operating results. In addition, with respect to those countries that do not follow FCC regulations, we may need to modify our products to meet local rules and regulations.

Regulatory changes by the FCC or by regulatory agencies outside the United States, including changes in the allocation of available frequency spectrum, could significantly affect our operations by restricting our development efforts, rendering current products obsolete or increasing the opportunity for additional competition. Several changes by the FCC were approved within the last eight years including changes in the allocation and use of available frequency spectrum, as well as the granting of an interim waiver. These approved changes could create opportunities for other wireless networking products and services. There can be no assurance that new regulations will not be promulgated, that could materially and adversely affect our business and operating results. It is possible that the United States and other jurisdictions will adopt new laws and regulations affecting the pricing, characteristics and quality of broadband wireless systems and products. Increased government regulations could:

- decrease the growth of the broadband wireless industry;
- hinder our ability to conduct business internationally;
- reduce our revenues;
- increase the costs and pricing of our products;
- increase our operating expenses; and
- expose us to significant liabilities.

Any of these events or circumstances could seriously harm our business and results of operations.

If the trading price of our common stock does not increase, we may not be able to meet the continued listing criteria for the Nasdaq National Market, which would adversely affect the ability of investors to trade our common stock and could adversely affect our business and financial condition.

On March 25, 2003, we received a letter from The Nasdaq Stock Market, Inc. notifying us that for the prior 30 consecutive trading days, the bid price of our common stock had closed below the $1.00 per share minimum required for continued inclusion on Nasdaq pursuant to Nasdaq's Marketplace Rules. In accordance with the Marketplace Rules, the Company will be provided 180 calendar days, or until September 22, 2003, to regain compliance with this requirement. Compliance will be achieved if the bid price per share of our common stock closes at $1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to September 22, 2003. If compliance with the Marketplace Rules as currently in effect is not achieved by September 22, 2003, Nasdaq will notify us that our stock will be delisted from the Nasdaq National Market. In the event of such notification, we would have an opportunity to appeal Nasdaq's determination or to apply to transfer our common stock to The Nasdaq SmallCap Market.

We cannot assure you that we will be able to maintain the listing of our common stock on the Nasdaq National Market, or that we will be able to meet the listing criteria for the Nasdaq SmallCap Market. If as a result of the application of these listing requirements, our common stock is delisted from The Nasdaq National Market, our common stock would become more difficult to buy and sell. In addition, our common stock could be subject to certain rules placing additional requirements on brokers-dealers who sell or make a market in our securities. Consequently, if we were removed from the Nasdaq National Market, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline, which would adversely affect the ability of investors to resell our common stock. In addition, our ability to secure additional capital in financing transactions with investors might be impacted, which would adversely affect our business and financial condition.

The price of our Common Stock may be subject to wide fluctuation, and you may lose all or part of your investment in our Common Stock.

The trading prices of our common stock has been subject to wide fluctuations, and such trend is likely to continue with respect to the trading price of our common stock. The trading price of our Common Stock may fluctuate in response to a number of events and factors, including:

- quarterly variations in revenues and operating results;
- announcements of innovations and new products;
- strategic developments or business combinations by us or our competitors;
- changes in our expected operating expense levels;
- changes in financial estimates and recommendations of financial and industry analysts;
- the operating and securities price performance of comparable companies; and

- news reports relating to trends in the wireless communications industry.

In addition, the stock market in general, and the market prices for wireless-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may influence the trading price of our common stock. These trading price fluctuations may make it more difficult to use our Common Stock as currency to make acquisitions that might otherwise be advantageous, or to use stock options as a means to attract and retain employees. In addition, you may lose all or part of your investment in our common stock.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control of our company despite the possibility that such transactions may be viewed to be in the best interest of our stockholders since such transactions could result in a higher stock price than the then-market price of our common stock. Among other things, our certificate of incorporation and bylaws:

- authorize our board of directors to issue preferred stock with the terms of each series to be fixed by the board of directors;

- divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

- permit directors to be removed only for cause; and

- specify advance notice requirements for stockholder proposals and director nominations.

In addition, with some exceptions, the Delaware General Corporation Law will restrict or delay mergers and other business combinations between the Company and any stockholder that acquires 15% or more of our voting stock.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

Interest Rate Sensitivity

We maintain a short-term investment portfolio consisting mainly of corporate bonds purchased with an average maturity of less than one year. These available-for-sale securities are subject to interest rate risk and will decline in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10 percent from levels at December 31, 2002, the fair value of the portfolio would decline by an immaterial amount. We generally have the ability to hold our fixed income investments until maturity and therefore do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Exchange Rate Risk

We currently have operations in the United States and several countries in South America, Europe and Asia. The functional currency of all our operations is the U.S. dollar. Though some expenses are incurred in local currencies by our overseas operations, substantially all of our transactions are made in U.S. dollars, hence, we have minimal exposure to foreign currency rate fluctuations relating to our transactions.

While we expect our international revenues to continue to be denominated predominately in U.S. dollars, an increasing portion of our international revenues may be denominated in foreign currencies in the future. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of certain currencies in relation to the U.S. dollar. We will analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations; however, exchange rate fluctuations may adversely affect our financial results in the future.

Investment Risk

We are exposed to market risk as it relates to changes in the fair value of our investments. We invest in equity investments in a public company for business and strategic purposes and we have classified these securities as available-for-sale. We also invest in equity instruments in a private company. These equity investments, primarily in technology companies, are subject to significant fluctuations in fair value due to the volatility of the stock market and the industries in which these companies participate. As of December 31, 2002, we had unrealized gain of $307,000 which was recorded as a separate component of stockholders' equity. Our objective in managing our exposure to stock market fluctuations is to minimize the impact of stock market declines to our earnings and cash flows. There are, however, a number of factors beyond our control.

Continued market volatility, as well as mergers and acquisitions, have the potential to have a material impact on our results of operations in future periods.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of
Proxim Corporation (formerly Western Multiplex Corporation).

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Proxim Corporation (formerly Western Multiplex Corporation) and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements of Proxim Corporation as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operation. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

As discussed above, the consolidated financial statements of Proxim Corporation as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Note 4, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures described in Note 4. In our opinion, the transitional disclosures of 2001 in Note 4 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Jose, California
January 24, 2003, except for Note 19, as to which the date is March 17, 2003.

Predecessor Auditor (Arthur Andersen LLP) Opinion

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in the Summary of Significant Accounting Policies note, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). As discussed in the Summary of Significant Accounting Policies note, the corporation has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 and 2000 consolidated financial statements. The adjustments to the 2001 and 2000 consolidated financial statements were reported on by Pricewaterhouse Coopers LLP as stated in their report appearing herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Western Multiplex Corporation:

We have audited the accompanying consolidated balance sheets of Western Multiplex Corporation (a Delaware corporation, formerly known as Glenayre Western Multiplex) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Multiplex Corporation and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed under Item 14(a) is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

San Jose, California
January 28, 2002

PROXIM CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,535	$ 16,552
Short-term investments	513	6,738
Accounts receivable, net	30,535	27,396
Inventory, net	36,799	19,906
Other current assets	4,657	2,413
Deferred tax assets	—	8,224
Total current assets	89,039	81,229
Property and equipment, net	10,110	8,776
Goodwill, net	9,726	35,901
Intangible assets, net	61,926	712
Deferred tax assets, long-term portion	—	3,125
Restricted cash and long-term investments	2,489	2,084
Other long-term assets	4,133	2,571
Total assets	$ 177,423	$ 134,398
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 18,147	$ 7,549
Accrued liabilities	16,917	8,597
Total current liabilities	35,064	16,146
Long-term debt	101	—
Restructuring accruals, long-term portion	26,579	—
Total liabilities	61,744	16,146
Commitments and contingencies (Notes 15 and 16)		
Mandatorily redeemable convertible Preferred Stock: Series A, no par value; authorized 5,000,000 shares: 3,000,000 shares issued and outstanding at December 31, 2002	64,412	—
Stockholders' equity:		
Common stock, Class A, par value $.01; authorized 200,000,000 shares: 162,328,944 and 101,325,501 shares issued and outstanding at December 31, 2002 and 2001, respectively	1,623	1,013
Common stock, Class B, par value $.01; authorized 100,000,000 shares: no shares issued and outstanding at December 31, 2002 and 2001, respectively	—	—
Additional paid-in capital	335,830	159,626
Treasury stock, at cost; 42,185,534 and 42,107,396 shares at December 31, 2002 and 2001, respectively	(21,585)	(21,400)
Deferred stock compensation	—	(614)
Notes receivable from stockholders	(898)	(918)
Accumulated deficit	(264,010)	(19,530)
Accumulated other comprehensive income	307	75
Total stockholders' equity	51,267	118,252
Total liabilities, mandatorily redeemable convertible Preferred Stock and stockholders' equity	$ 177,423	$ 134,398

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROXIM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Revenue, net	$ 144,660	$ 105,730	$ 105,508
Cost of revenue	83,685	55,887	50,466
Provision for excess and obsolete inventory	12,659	—	—
Gross profit	48,316	49,843	55,042
Operating expenses:			
Research and development	29,159	19,114	12,379
Selling, general and administrative	49,491	38,603	22,531
Amortization of goodwill and intangible assets	12,467	5,440	2,382
Amortization of deferred stock compensation(*)	855	5,196	4,161
Impairment of goodwill and intangible assets	129,108	4,331	—
Impairment of loan to officer	4,500	—	—
Restructuring charges	43,177	1,816	—
In-process research and development	16,100	6,400	—
Merger costs	—	30	185
Total operating expenses	284,857	80,930	41,638
Income (loss) from operations	(236,541)	(31,087)	13,404
Interest income (expense), net	(85)	1,393	85
Income (loss) before income taxes	(236,626)	(29,694)	13,489
Income tax provision (benefit)	3,224	(4,096)	6,800
Income (loss) before extraordinary item	(239,850)	(25,598)	6,689
Loss on early extinguishment of debt, net of income tax benefit of $241	—	—	(394)
Net income (loss)	(239,850)	(25,598)	6,295
Deemed Series A Preferred Stock dividend	(2,740)	—	—
Accretion of Series A Preferred Stock redemption obligations	(1,890)	—	—
Net income (loss) attributable to common stockholders	$ (244,480)	$ (25,598)	$ 6,295
Basic earnings (loss) per share	$ (2.33)	$ (0.44)	$ 0.13
Diluted earnings (loss) per share	$ (2.33)	$ (0.44)	$ 0.12
Shares used to compute basic earnings (loss) per share	105,119,404	57,559,434	47,044,568
Shares used to compute diluted earnings (loss) per share	105,119,404	57,559,434	52,080,734
(*) Amortization of deferred stock compensation was relating to the associated expense categories as follows:			
Cost of revenue	$ 4	$ 23	$ 67
Research and development	697	4,237	2,000
Sales, general and administrative	154	936	2,094
	$ 855	$ 5,196	$ 4,161

The accompanying notes are an integral part of these consolidated financial statements.

PROXIM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share amounts)

	Common Stock				Treasury Stock				Additional Paid-In Capital	Deferred Stock Compensation	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income(loss)	Total	Comprehensive Income (Loss)
	Class A Shares	Amount	Class B Shares	Amount	Class A Shares	Amount	Class B Shares	Amount							
Balance as of December 31, 1999	—	$ —	80,000,000	$ 800	—	$ —	(42,000,000)	$ (21,000)	$ 31,433	$ —	$ —	$ (227)	$ —	$ 11,006	$ —
Net income	—	—	—	—	—	—	—	—	—	—	—	6,295	—	6,295	6,295
Issuance of Class A common stock pursuant to Employee Stock Purchase Plan	3,830,351	38	—	—	—	—	—	—	1,879	—	—	—	—	1,917	—
Conversion of Class B common stock into Class A common stock immediately prior to initial public offering	80,000,000	800	(80,000,000)	(800)	(42,000,000)	(21,000)	42,000,000	21,000	—	—	—	—	—	—	—
Issuance of Class A common stock in connection with Ubiquity acquisition	692,772	7	—	—	—	—	—	—	5,535	—	—	—	—	5,542	—
Stock options assumed in connection with the Ubiquity acquisition	—	—	—	—	—	—	—	—	834	—	—	—	—	834	—
Issuance of Class A common stock in connection with initial public offering, net of issuance costs of $12,460	8,625,000	86	—	—	—	—	—	—	91,040	—	—	—	—	91,126	—
Exercise of stock options	16,000	—	—	—	—	—	—	—	8	—	—	—	—	8	—
Exercise of warrants in connection with the recapitalization of the Company	4,370,000	44	—	—	—	—	—	—	2,141	—	—	—	—	2,185	—
Deferred stock compensation	35,296	—	—	—	—	—	—	—	8,471	(4,310)	—	—	—	4,161	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—	12	12	12
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ 6,307
Note receivables from stockholders	—	—	—	—	—	—	—	—	—	—	(1,062)	—	—	(1,062)	
Balance sheet as of December 31, 2000	97,569,419	975	—	—	(42,000,000)	(21,000)	—	—	141,341	(4,310)	(1,062)	6,068	12	122,024	$ —
Net loss	—	—	—	—	—	—	—	—	—	—	—	(25,598)	—	(25,598)	(25,598)
Issuance of Class A common stock pursuant to Employee Stock Purchase Plan	130,266	1	—	—	—	—	—	—	1,284	—	—	—	—	1,285	—
Issuance of Class A common stock in connection with the WirelessHome acquisition	1,649,324	16	—	—	—	—	—	—	12,089	—	—	—	—	12,105	—
Stock options and warrants assumed in connection with the WirelessHome acquisition	—	—	—	—	—	—	—	—	665	(323)	—	—	—	342	—

The accompanying notes are an integral part of these consolidated financial statements.

PROXIM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)

	Common Stock				Treasury Stock				Additional Paid-In Capital	Deferred Stock Compen-sation	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Accumulated Other Compre-hensive Income (Loss)	Total	Compre-hensive Income (loss)
	Class A Shares	Amount	Class B Shares	Amount	Class A Shares	Amount	Class B Shares	Amount							
	(Dollars in thousands, except per share amounts)														
Common stock redemption related to WirelessHome acquisition	—	—	—	—	(107,396)	(400)	—	—	—	—	—	—	—	(400)	—
Stock price protection contingent consideration related to the WirelessHome acquisition	—	—	—	—	—	—	—	—	2,519	—	—	—	—	2,519	—
Deferred stock compensation related to WirelessHome acquisition	558,950	6	—	—	—	—	—	—	2,198	(2,204)	—	—	—	—	—
Compensation expense in connection with employees' stock forward sale agreements	—	—	—	—	—	—	—	—	191	(191)	—	—	—	—	—
Exercise of stock options	1,328,782	14	—	—	—	—	—	—	726	—	—	—	—	740	—
Other deferred stock compensation	88,760	1	—	—	—	—	—	—	363	(532)	—	—	—	(168)	—
Reversal of deferred compensation in connection with the termination of employees	—	—	—	—	—	—	—	—	(1,750)	1,750	—	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	5,196	—	—	—	5,196	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—	63	63	63
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$ (25,535)
Note receivables from stockholders	—	—	—	—	—	—	—	—	—	—	144	—	—	144	
Balance as of December 31, 2001	101,325,501	1,013	—	—	(42,107,396)	(21,400)	—	—	159,626	(614)	(918)	(19,530)	75	118,252	$ —
Net loss	—	—	—	—	—	—	—	—	—	—	—	(239,850)	—	(239,850)	(239,850)
Issuance of Class A common stock pursuant to Employee Stock Purchase Plan	247,556	2	—	—	—	—	—	—	575	—	—	—	—	577	—
Issuance of Class A common stock in connection with Proxim, Inc. acquisition	59,506,503	595	—	—	—	—	—	—	132,700	—	—	—	—	133,295	—
Stock options and warrants assumed in connection with Proxim, Inc. acquisition	—	—	—	—	—	—	—	—	25,294	—	—	—	—	25,294	—
Issuance of Class A common stock in connection with nBand Communications acquisition	180,144	2	—	—	—	—	—	—	448	—	—	—	—	450	—

The accompanying notes are an integral part of these consolidated financial statements.

PROXIM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)

(Dollars in thousands, except per share amounts)

	Common Stock				Treasury Stock				Additional Paid-in Capital	Deferred Stock Compen-sation	Notes Receivable form Stockholders	Retained Earnings (Accumulated Deficit)	Accumulated Other Compre-hensive Income(Loss)	Total	Compre-hensive Income (loss)
	Class A Shares	Amount	Class B Shares	Amount	Class A Shares	Amount	Class B Shares	Amount							
Issuance of Series A Preferred Stock Warrants	—	—	—	—	—	—	—	—	13,993	—	—	—	—	13,993	—
Deemed Series A Preferred Stock dividend	—	—	—	—	—	—	—	—	2,740	—	—	(2,740)	—	—	—
Accretion of Series A Preferred Stock redemption value	—	—	—	—	—	—	—	—	(1,046)	—	—	(1,890)	—	(2,936)	—
Common Stock repurchase related to stock forward sale agreements	—	—	—	—	(78,138)	(185)	—	—	(433)	—	—	—	—	(618)	—
Compensation expense in connection with employees' stock forward sale agreements	—	—	—	—	—	—	—	—	241	(241)	—	—	—	—	—
Issuance of Class A Common Stock in connection with achievement of Card Access milestones	302,328	3	—	—	—	—	—	—	(3)	—	—	—	—	—	—
Issuance of Class A Common Stock in connection with achievement of WirelessHome milestones	83,330	1	—	—	—	—	—	—	36	—	—	—	—	37	—
Exercise of stock options	683,582	7	—	—	—	—	—	—	384	—	—	—	—	391	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	855	—	—	—	855	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—	232	232	232
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(239,618)
Repayment of notes receivable from stockholders	—	—	—	—	—	—	—	—	—	—	20	—	—	20	
Reversal of deferred tax asset recognized upon recapitalization and related tax election	—	—	—	—	—	—	—	—	1,275	—	—	—	—	1,275	
Balance as of December 31, 2002	162,328,944	$ 1,623	—	—	(42,185,534)	$ (21,585)	—	$ —	$ 335,830	$ —	$ (898)	$(264,010)	$ 307	$ 51,267	

The accompanying notes are an integral part of these consolidated financial statements.

PROXIM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (239,850)	$ (25,598)	$ 6,295
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Deferred tax assets	12,624	(6,211)	(199)
Depreciation and amortization	17,215	12,692	8,345
Impairment of goodwill and other intangible assets	129,108	4,331	—
Impairment of loan to officer	4,500	—	—
In-process research and development	16,100	—	—
Accrued interest on convertible notes payable	469	—	—
Provision for excess and obsolete inventory	12,659	6,400	—
Provision for bad debts, sales returns and price protection	—	7,331	618
Provision for restructuring charges	43,177	1,816	—
Changes in assets and liabilities, net of effect of business combinations:			
Accounts receivable, net	5,775	(435)	(26,080)
Inventory, net	(11,188)	(8,957)	(5,406)
Other assets	(5,156)	2,433	(6,921)
Accounts payable and accrued liabilities	(12,890)	(5,748)	11,616
Payable to parent company	—	(35)	(1,374)
Net cash used in operating activities	(27,457)	(11,981)	(13,106)
Cash flows from investing activities:			
Purchase of property and equipment	(3,556)	(4,812)	(3,804)
Purchase of investment securities	—	(10,771)	(23,632)
Sale of short-term investments	7,043	25,659	1,497
Restricted cash	—	—	(1,500)
Net cash used in acquisitions	(51,454)	(12,666)	—
Net cash used in investing activities	(47,967)	(2,590)	(27,439)
Cash flows from financing activities:			
Repayment of long-term debt	—	(1,703)	(21,972)
Repayment of line of credit	—	—	(2,476)
Proceeds from repayments of notes receivable from stockholders	20	144	(1,062)
Proceeds from issuance of Series A Preferred Stock	41,000	—	—
Proceeds from issuance of convertible promissory notes	34,000	—	—
Issuance of Common Stock, net	1,005	1,988	95,236
Purchase of treasury stock	(618)	(400)	—
Net cash provided by financing activities	75,407	29	69,726
Net increase (decrease) in cash and cash equivalents	(17)	(14,542)	29,181
Cash and cash equivalents at beginning of year	16,552	31,094	1,913
Cash and cash equivalents at end of year	$ 16,535	$ 16,552	$ 31,094
Supplemental disclosures:			
Cash paid (received) during the year for:			
Income taxes	$ (7,935)	$ 2,038	$ 7,740
Non-cash transactions:			
Issuance of common stock and stock options assumed in connection with merger and acquisitions	$ 159,039	$ 12,061	$ 6,376
Restructuring charges	$ 2,450	$ 226	$ —
Provision for excess and obsolete inventory	$ 7,686	$ —	$ —
Accretion of Series A Preferred Stock redemption obligations	$ 2,936	$ —	$ —
Warrants issued in connection with Series A Preferred Stock	$ 13,993	$ —	$ —
Deemed preferred stock dividend	$ 2,740	$ —	$ —
Conversion of promissory notes into Series A Preferred Stock	$ 34,000	$ —	$ —
Accrued interest on convertible notes payable in Preferred Stock	$ 469	$ —	$ —

The accompanying notes are an integral part of these condensed consolidated financial statements.

PROXIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company

Proxim Corporation (the "Company") is the company created by the merger of Proxim, Inc. and Western Multiplex Corporation, or Western Multiplex, on March 26, 2002. Western Multiplex merged with Proxim, Inc. located in Sunnyvale, California which designs, manufactures and markets high performance wireless local area networking, or WLAN, and building-to-building network products based on radio frequency, or RF, technology and changed its name to Proxim Corporation. On August 5, 2002, the Company completed the acquisition of the 802.11 WLAN systems business of Agere Systems, Inc., or Agere, including its ORiNOCO product line. The results of operations for the year ended December 31, 2002 include the financial results of the former Western Multiplex for the period from January 1, 2002 to December 31, 2002, the results of the former Proxim, Inc. for the period from March 27, 2002 to December 31, 2002, and the results of the 802.11 WLAN systems business of Agere for the period from August 6, 2002 to December 31, 2002, in accordance with accounting principles generally accepted in the United States of America. Western Multiplex was founded in 1979 in Sunnyvale, California, as a vendor of radio components and related services. In 1992, Western Multiplex changed its strategy, and became a designer and manufacturer of broadband wireless systems and launched its Lynx broadband wireless systems. These point-to-point systems are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. In 1999, Western Multiplex introduced its Tsunami point-to-point broadband wireless systems, which primarily enable service providers, businesses and other enterprises to expand or establish private networks by bridging data and voice network traffic among multiple facilities. Based on Western Multiplex's core technologies and the technology acquired through its purchase of WirelessHome Corporation, or WirelessHome, in March 2001, Western Multiplex developed point-to-multipoint systems designed to enable service providers, businesses and other enterprises to connect multiple facilities within a geographic area to a central hub. Western Multiplex began shipping its first generation of these products at the end of the fourth quarter of 2001.

Risks and Uncertainties

The Company depends on single or limited source suppliers for several key components used in the Company's products. Proxim, Inc. and Agere depended on single sources for the Company's proprietary application specific integrated circuits, or ASICs, and assembled circuit boards. Any disruptions in the supply of these components or assemblies could delay or decrease our revenues. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. In connection with the Company's acquisition of Agere's 802.11 WLAN systems business, we have entered into a three-year strategic supply agreement with Agere, pursuant to which Agere will provide the Company with 802.11 chips, modules and cards. Other than this agreement, we do not have any long-term arrangements with the Company's suppliers.

The Company relies on contract and subcontract manufacturers for turnkey manufacturing and circuit board assemblies which subjects the Company to additional risks, including a potential inability to obtain an adequate supply of finished assemblies and assembled circuit boards and reduced control over the price, timely delivery and quality of such finished assemblies and assembled circuit boards. If the Company's Sunnyvale facility were to become incapable of operating, even temporarily, or were unable to operate at or near the Company's current or full capacity for an extended period, the Company's business and operating results could be materially adversely affected.

The Company believes that its existing cash balances, anticipated cash flows from operations and available line of credit will be sufficient to meet its anticipated capital requirements for the next 12 months. If the Company has a need for additional capital resources, the Company may be required to sell additional equity or debt securities, secure additional lines of credit or obtain other third party financing. The timing and amount of such capital requirements cannot be determined at this time and will depend on a number of factors, including demand for the Company's existing and new products, and changes in the Company's industry. There can be no assurance that such additional financing will be available on satisfactory terms when needed, if at all. To the extent that additional capital is raised through the sale of additional equity or convertible debt securities, the issuance of such securities would result in additional dilution to the Company's stockholders. In addition, failure to raise such additional financing, if needed, may result in the Company not being able to achieve its long-term business objectives.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the instructions to Form 10-K.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Proxim Corporation and all of its subsidiaries. The financial condition and results of operations as of and for the years ended December 31, 2002, 2001 and 2000 include the results of acquired subsidiaries from their respective dates of acquisition. All significant intercompany transactions and balances are eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid instruments with an original maturity, or remaining maturity at the date of purchase of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of market rate accounts and highly rated commercial paper that are stated at cost, which approximate fair value. Investments with maturities greater than three months and less than one year as of the date of the balance sheet are classified as marketable securities. Marketable securities consist of time deposits with original maturities greater than three months and less than one year and corporate debt obligations. Investments with maturities greater than one year are classified as marketable securities, long-term. Marketable securities are classified as available-for-sale as of the balance sheet date in accordance with Statement of Financial Accounting Standard, or SFAS, No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are reported at fair value, with unrealized gains and losses recorded as other comprehensive income (loss) included in stockholders' equity.

Other Financial Instruments

In addition to cash equivalents and marketable securities, the Company's financial instruments include restricted cash and long-term investments and accounts payable, which are carried at cost. Restricted cash and long-term investments represent funds held as financial institutions as collateral on an irrevocable standby letter of credit and as a security deposit for lease agreements. This approximates the fair value.

Equity Investments

Equity investments representing ownership of less than 20% of the investee in which the Company does not have the ability to exert significant influence are accounted for using the cost method. The Company reviews its investments on a regular basis and considers factors including the operating results, available evidence of the market value and economic outlook of the relevant industry sector. When the Company concludes that an other-than-temporary impairment has resulted, the difference between the fair value and the carrying value is written off and recorded as an impairment charge in the statement of operations.

Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first in, first out method, less provisions made for excess and obsolete inventory based on management's estimates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates any possible impairment of long-lived assets and certain intangible assets using estimates of undiscounted future cash flows. If an impairment loss is to be recognized, it is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management evaluates the fair value of its long-lived assets and certain intangibles assets using primarily the estimated discounted future cash flows method. Management uses other alternative valuation techniques whenever the estimated discounted future cash flows method is not appropriate.

Revenue Recognition

Product revenue is generally recognized upon shipment when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. A provision for estimated future sales return and warranty costs is recorded at the time revenue is recognized. The Company has no obligation to provide any modification or customization upgrades, enhancements or other post-sale customer support. The Company grants certain distributors limited rights of return and price protection on unsold products. Product revenue on shipments to distributors which have rights of return and price protection is deferred until shipment to end customers by the distributors.

Effective June 29, 2002, the Company began to recognize sales of its wireless wide area network, or WWAN, products to distributors with rights of return upon shipment by the distributors to the end user customer. Prior to June 29, 2002, the Company recognized revenue for sales of all WWAN products to distributors with rights of return upon shipment to the distributor and provided reserves for the estimated amount of product returns. The combination of the changes resulting from the acquisition of the ORiNOCO business and the adoption of one uniform method is consistent with the Company's plans to sell bundled and integrated WLAN and WWAN products. This change in accounting methodology is treated as a change in estimate, and was made on a prospective basis, starting in the third quarter of 2002.

Revenue from services, such as pre-installation diagnostic testing and product repair services, is recognized over the period for which the services are performed, which is typically less than one month. Revenue from product rentals is recognized rateably over the period of the rental.

Goodwill

Goodwill is the amount by which the cost of the acquired identifiable net tangible and intangible assets exceeded the fair values of the acquired net tangible and intangible assets on the date of purchase. Goodwill resulting from business acquisitions completed prior to June 30, 2001 is reported at cost, net of accumulated amortization. Amortization was calculated on a straight-line basis over the estimated useful lives of 5 years. Effective January 1, 2002, The Company adopted SFAS No. 142, "Goodwill and Intangible Assets," and no longer amortizes goodwill that arose from these acquisitions. Goodwill resulting from business acquisitions completed after June 30, 2001 is reported at cost and not subject to amortization in accordance with SFAS No. 142.

The Company tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, applying a fair-value based test. The impairment test consists of a comparison of the fair value of the goodwill with its carrying value. If the carrying value of the goodwill exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Acquisition-related Intangible Assets

Intangible assets result from business acquisitions accounted for under the purchase method, and consist of developed technology, core technology, customer relationships, tradename, patents and in-process research and development. Intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets other than in-process research and development and tradename are amortized on a straight-line basis over their estimated useful lives ranging from two to five years. In-process research and development is charged to operating expense in the period the acquisition is consummated.

Software Development Costs

Software development costs are capitalized once technological feasibility is established, which the Company defines as completion of a working model. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities are recognized as deferred tax assets and liabilities, and for net operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. The Company does not record a deferred tax provision on unremitted earnings of foreign subsidiaries to the extent that such earnings are considered permanently invested.

Foreign Currency Transactions

The functional currency of the Company's operations in all countries is the U.S. dollar. Sales and purchase transactions are generally denominated in U.S. dollars. Foreign currency transaction gains and losses are included in the statement of operations and were not material for each period presented.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to Common Stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding shares of common stock plus potential dilutive shares. Potential dilutive shares consist of convertible preferred stock, stock options and warrants, using the treasury stock method based on the average stock price for the period. The calculation of diluted net loss per share excludes potential dilutive shares if the effect is antidilutive.

Mandatorily Redeemable Convertible Preferred Stock ("Preferred Stock")

The carrying value of Preferred Stock is adjusted by quarterly accretions, on the effective-interest basis, so that the carrying amount will equal the redemption amount at the earliest redemption date. These adjustments will be effected through charges against additional paid-in capital and accumulated deficit, as appropriate.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion, or APB No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The Company provides additional pro forma disclosures as required under SFAS No.123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Bases Compensation – Transition and Disclosure."

Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income" requires that companies report comprehensive income (loss) and its components. Comprehensive income (loss) is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has the following two items that comprise comprehensive income loss: (1) net income/loss; and (2) unrealised gain/loss on investments.

Segment Reporting

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires that companies report separately in the financial statements certain financial and descriptive information about operating segments' profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about revenue and assets by geographic areas and about major customers. The Company's products are grouped into two product lines: wireless wide area network, or WWAN, and wireless local area network, or WLAN.

Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year's presentation.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to SFAS No.146's timing for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3 a liability for an exit cost as generally defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 is applied prospectively upon adoption and, as a result, would not have any impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee and further requires a guarantor to provide additional disclosures regarding guarantees. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods that end after December 15, 2002. The adoption of this Interpretation did not have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of this Interpretation will have no material impact on its consolidated financial statements.

Note 3 — Business Combinations

Acquisition of the 802.11 WLAN systems business of Agere Systems, Inc.

On August 5, 2002, the Company completed its acquisition of the 802.11 WLAN systems business of Agere, including its ORiNOCO product line, for $65 million in cash. To finance the acquisition, Warburg Pincus Private Equity VIII, L.P., Broadview Capital Partners L.P. and affiliated entities agreed to collectively invest $75 million in the Company. These investors received 1,640,000 shares of redeemable convertible Series A Preferred Stock ("Preferred Stock," Note 13) in the amount of approximately $41 million, with a conversion price of approximately $3.06 per share, and warrants to purchase approximately 6.7 million shares of Common Stock valued at $12.3 million. The value of the warrants was recorded as a reduction of the Preferred Stock carrying value and recorded as additional paid-in capital. A deemed Preferred Stock dividend representing the beneficial conversion feature of the Preferred Stock of $2.7 million was reflected in the determination of the loss attributable to Common stockholders. The remaining $34 million was in the form of convertible notes. Upon the receipt of approval of the Company's stockholders at a special meeting held on October 8, 2002, the notes issued to these investors were converted into 1,360,000 shares of Preferred Stock and warrants to purchase approximately 5.6 million shares of Common Stock valued at $1.6 million. The warrants were recorded as a reduction of the Preferred Stock carrying value and recorded as additional paid-in capital in the quarter ended December 31, 2002. In total, the investors were granted warrants to acquire 12,271,345 shares of Common Stock for approximately $3.06 per share. The Preferred Stock and warrants issued to the investors represent approximately 28% of Proxim's outstanding common stock on an as-converted and as-exercised basis including dividends. In addition, in connection with the transaction, the Company has entered into a patent cross-license agreement and settled all outstanding patent-related litigation with Agere, and has entered into a three-year strategic supply agreement, pursuant to which Agere will provide 802.11 chips, modules and cards to the Company at specified prices. Total consideration of $70.0 million for the acquisition comprised:

- $65.0 million in cash; and

- transaction costs of approximately $5.0 million.

The purpose of the acquisition is to gain key technology and establish a leadership position in broadband wireless access systems market.

The total purchase price was allocated to the tangible and identifiable intangible assets, goodwill acquired and liabilities assumed on the basis of their relative fair values as follows (in thousands):

Inventory, net	$ 557
Property and equipment	163
Core technology	8,521
Developed technology	16,994
Customer relationships	8,995
Tradename	5,909
Liabilities assumed	(4,589)
Acquired in-process research and development	10,364
Goodwill	23,086
	$ 70,000

The liabilities assumed consist principally of restructuring charges related to severance pay totaling $2.3 million for 55 employees, warranty expense and other current liabilities.

The core and developed technology acquired include Enterprise Access Points, Radio Backbone Systems, Broadband Gateways and Network Management products. These products have already achieved technological feasibility in the marketplace. The fair value assigned to the core technology and developed technology totaled $8.5 million and $17.0 million respectively, and is being amortized over the expected life of its cash flows.

As of the valuation date, it was assumed that there was some value attributable to the ORiNOCO customer base. In valuing the ORiNOCO customer base, the Company employed an income approach similar to that used in valuing the technology. The customer base includes original equipment manufacturers ("OEM") such as Avaya, Dell Computer, Fujitsu and Hewlett-Packard. The fair value assigned to the ORiNOCO customer base totaled $9.0 million and is being amortized over the expected life of its cash flows.

As of the valuation date, it was assumed that there was some value attributable to the ORiNOCO tradename. In valuing the tradename, the Company utilized the relief from royalty methodology, which assumes that the value of the asset equals the amount a third party would pay to use the asset and capitalize on the related benefits of the asset. Therefore, a revenue stream for the asset was estimated based on the revenue from the technology over the next five years, which represents the developed, core and in-process revenue stream. The Company then applied a 2.0% royalty rate to the forecasted revenue to estimate the pre-tax income associated with the asset. The fair value assigned to the tradename totaled $5.9 million and because the Company will continue to use the ORiNOCO tradename the intangible asset will not be amortized.

Purchased in-process research and development, or IPR&D, consisted of next generation Enterprise Access Points, Radio Backbone Systems, Broadband Gateways and Network Management products, which had not yet reached technological feasibility and had no alternative future use as of the date of acquisition. As of the valuation date, the 802.11 WLAN systems business of Agere was developing next generation Enterprise Access Points, Radio Backbone Systems, Broadband Gateways and Network Management products. These products are under development and require additional hardware and software development. The value of the IPR&D was determined by estimating the net cash flows from potential sales of the products resulting from completion of this project, reduced by the portion of net cash flows from the revenue attributable to core and developed technology. The resulting cash flows were then discounted back to their present value using a discount rate of 50%. The fair value assigned to the IPR&D totaled $10.4 million and was expensed at the time of the acquisition.

Core technology, developed technology and customer relationships are being amortized on a straight-line basis over the following estimated periods of benefit:

Core technology	5 years
Developed technology	2 years
Customer relationships	3 years

Acquisition of nBand Communications, Inc.

On April 18, 2002, the Company acquired nBand Communication, Inc. ("nBand"), a California corporation. nBand is a startup developer of advanced application specific integrated circuits (ASICs) designs that the Company intends to use in the development of next generation ASICs. The purchase price was $1.2 million and comprised of $550,000 in cash, 180,144 shares of Class A common stock valued at approximately $450,000 and transaction expenses of approximately $200,000. In the second quarter of 2002, the Company assigned the entire purchase price of $1.2 million to purchased in-process research and development as the acquired technology had not reached technological feasibility.

Merger with Proxim, Inc.

On March 26, 2002, the merger between Western Multiplex Corporation and Proxim, Inc. was completed, resulting in Proxim Corporation as the combined company. The combined company provides broadband, or high speed, wireless access products to service providers, businesses and other enterprises as well as high performance WLAN products based on RF technology. The merger was accounted for as a purchase transaction with Proxim, Inc. as the purchased entity. Total consideration of $172.6 million for the merger and was adjusted to $175.3 million in the third quarter of 2002 and comprised:

- 59,506,503 shares of Class A common stock valued at approximately $133.3 million;
- options and warrants having an assumed value of approximately $25.3 million; and
- transaction costs originally estimated at $14.0 million were adjusted in the third quarter of 2002 to $16.7 million.

The total purchase price was allocated to the tangible and identifiable intangible assets, goodwill acquired and liabilities assumed on the basis of their relative fair values as follows (in thousands):

Cash and cash equivalents	$ 35,961
Marketable securities	991
Accounts receivable, net	8,914
Inventory, net	12,834
Other current assets	1,150
Other long-term assets	2,000
Plant and equipment	3,958
Core technology	18,010
Developed technology	12,042
Patents	3,210
Liabilities assumed	(8,199)
Acquired in-process research and development	4,536
Goodwill	79,847
	$ 175,254

The liabilities assumed consist principally of accounts payable, accrued compensation and benefits and other current liabilities.

The core and developed technology acquired include 900MHz, RangeLAN, Harmony, 802.11a and Skyline products for the enterprise/commercial markets; Symphony HomeRF, HomeRF 2.0 and Netline products for the home/SOHO markets; and Stratum and Stratum MP products for the building-to-building markets. These products have already achieved technological feasibility in the marketplace. The fair value assigned to the core technology and developed technology totaled $18.0 million and $12.0 million respectively, and is being amortized over the expected life of its cash flows.

As of the valuation date, it was assumed that there was some value attributable to patents and patent applications of Proxim, Inc. The Company assumed that the patents and patent applications will continue to be used but will be phased out over time as new technology is developed. To value the patents and patent applications, we utilized the relief from royalty methodology. The relief from royalty methodology assumes that the value of the asset equals the amount a third party would pay to use the asset and capitalize on the related benefits of the asset. Therefore, a revenue stream for the asset is estimated, and then an estimated royalty rate is applied to the forecasted revenue to estimate the pre-tax income associated with the asset. The pre-tax income is then tax-affected to estimate the after-tax net income associated with the asset. Finally, the after tax net income is discounted to the present value using an appropriate rate of return that considers both the risk of the asset and the associated cash flow estimates. The resulting cash flows were then discounted back to their present value using a discount rate of 25%. The fair value assigned to the patents totaled $3.2 million and is being amortized over the expected life of its cash flows.

Purchased IPR&D consisted of 802.11a and HomeRF 2.0 wireless networking products under development, which had not yet reached technological feasibility and had no alternative future use as of the date of acquisition. As of the valuation date, Proxim, Inc. was developing 802.11a WLAN adapters in PCI and Mini PCI form factors and a connectorized access point as well as a HomeRF 2.0 voice data module, voice data gateway and voice data gateway and answer machine. These products are under development and require additional software development including NT 4.0 and Macintosh drivers along with additional functional testing. The value of the IPR&D was determined by estimating the net cash flows from potential sales of the products resulting from completion of this project, reduced by the portion of net cash flows from the revenue attributable to core and developed technology. The resulting cash flows were then discounted back to their present value using a discount rate of 30%. The fair value assigned to the IPR&D totaled $4.5 million and was expensed at the time of the acquisition.

Core technology, developed technology and patents are being amortized on a straight-line basis over the following estimated periods of benefit:

Core technology	5 years
Developed technology	3 years
Patents	5 years

Acquisition of WirelessHome

On March 22, 2001, the Company acquired WirelessHome located in Long Beach, California in a cash and stock transaction. WirelessHome is a development stage company that designs and develops point-to-multipoint systems. The acquisition was accounted for as a purchase. The Company acquired WirelessHome for a total consideration of $28.2 million comprised of:

- 1,649,324 shares of Class A common stock valued at $12.1 million;
- $10.5 million in cash;
- options and warrants having an assumed value of $0.7 million; a stock price protection contingent consideration valued at $2.5 million; and
- transaction costs of $2.4 million.

As part of the transaction the Company assumed $2.0 million of net liabilities, which consisted of $0.4 million of current assets, $0.9 million of other assets and $3.3 million of current liabilities. In March 2001, the Company issued an initial consideration of $23.0 million. As a result, the Company recorded the initial purchase price allocation as follows: $24.7 million to goodwill and $0.3 million to deferred compensation.

The initial purchase price, as well as the initial allocation, were subject to adjustments upon WirelessHome meeting certain development milestones and other considerations as defined in the agreement to acquire WirelessHome.

On October 7, 2001, WirelessHome met the development milestones in accordance with the acquisition agreement. This resulted in additional purchase consideration of $5.2 million. We then evaluated and recorded the final purchase price and stock compensation expense arising from the achievement of those milestones. The total purchase price allocation, which consisted of $28.2 million of purchase price and $2.0 million of net liabilities assumed, was as follows: $1.0 million to assembled workforce, $6.4 million to IPR&D $22.5 million to goodwill, and $0.3 million to deferred compensation. In addition, we recorded $2.2 million of stock compensation expense as a result of releasing and issuing 558,950 shares, which were previously held in escrow, to individuals who were directly involved in the completion of the development milestones.

The purchase price allocation and intangible assets valuation were based on management's estimates of the after-tax net cash flows and gave consideration to the following: (i) the employment of a fair market value premise excluding any consideration specific to the Company which could result in estimates of investment value for the subject assets; (ii) comprehensive due diligence concerning all potential intangible assets including trademarks, tradename, patents, copyrights, non-compete agreements, assembled work force, customer relationships and sales channel; and (iii) the value of existing technology was specifically addressed, with a view toward ensuring that the relative allocations to existing technology and in-process research and development were consistent with the relative contributions of each final product.

In making its purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items and an assessment of overall contributions, as well as project risks. The value assigned to purchased IPR&D was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the IPR&D was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from such projects are based on management's estimates of cost of revenue, operating expenses, and income taxes from such projects.

Acquisition of Ubiquity Communication, Inc.

On March 24, 2000, the Company acquired Ubiquity Communication, Inc. ("Ubiquity"), located in Petaluma, California. Through the acquisition, the Company acquired technology for use in its development of point-to-multipoint systems. At the time of the acquisition, Ubiquity had seven employees, including six engineers. In connection with the acquisition, the Company issued 692,772 shares of Class A common stock to its former owners and reserved 137,727 shares of our Class A common stock for issuance upon the exercise of the Ubiquity options we assumed. The value of the consideration paid for the acquisition of Ubiquity was $6.4 million. The transaction was accounted for using the purchase method of accounting. In March 2001, the Ubiquity operations were closed due to the acquisition of WirelessHome.

Goodwill and other intangible assets related to the acquisition of Ubiquity totaled $6.8 million. In March 2001, the Company recorded an impairment of the Ubiquity goodwill and other intangible assets of $4.3 million as a result of closing the Ubiquity operations. The amount of the charge equals the unamortized amount of these intangible assets as of the date of closure of the Ubiquity operations as no future benefit is anticipated, since Ubiquity was replaced by WirelessHome as the developer of point-to-multipoint systems. The Ubiquity intangible asset of $229,000 is being amortized on a straight-line basis over its estimated useful life of three years, or $76,000, per year.

Pro Forma Financial Information

The following table represents unaudited pro forma financial information for the year ended December 31, 2002 and December 31, 2001 had Proxim Corporation (formerly Western Multiplex Corporation), WirelessHome, Proxim, Inc., nBand and the 802.11 WLAN systems business of Agere been combined as of January 1, 2001. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have resulted had Proxim Corporation, WirelessHome, Proxim, Inc., nBand and the 802.11 WLAN systems business of Agere been a combined company during the specified periods. The pro forma results include the effects of the amortization of identifiable intangible assets and goodwill and adjustments to the income tax provision or benefits and accretion of Preferred Stock.

The pro forma combined results exclude the $6.4 million, $4.5 million, $1.2 million and $10.4 million charges for acquired in-process technology from WirelessHome, Proxim, Inc., nBand and the 802.11 WLAN systems business of Agere acquisitions, respectively (in thousands except share data):

	Year ended December 31,	
	2002	2001
	(unaudited)	
Revenue	$ 206,053	$ 343,290
Net loss attributable to common stockholders	$ (262,630)	$ (110,948)
Basic and diluted net loss per share attributable to common stockholders	$ (2.21)	$ (1.01)
Shares used to compute basic and diluted net loss per share	119,030	110,203

Note 4 — Goodwill and Other Intangible Assets

In December 2002, due to the recent significant decline in forecasted revenue and the cash flows therefrom, the Company made a complete assessment of the carrying value of all goodwill and other intangibles assets in accordance with SFAS No. 142. The Company first determined the fair value of its equity to be less than the carrying value of goodwill. As such, an impairment charge was recognizable in accordance with SFAS No. 142 as of December 31, 2002. The Company then quantified the goodwill impairment as the amount by which the carrying amount of the asset exceeded the estimated fair value of the asset. The carrying value of goodwill totaling $138.8 million as of December 31, 2002 exceeded the estimated fair value of $9.7 million resulting in a charge for the impairment of goodwill of $129.1 million.

Goodwill, net of impairment charge and amortizations, consist of the following (in thousands):

	2002	2001
Goodwill, net:		
GTI	$ 17,126	$ 17,126
WirelessHome	18,775	18,775
Proxim, Inc	79,847	—
802.11 WLAN systems business	23,086	—
Total goodwill before impairment	138,834	35,901
Less: impairment charge	(129,108)	—
Total goodwill, net	$ 9,726	$ 35,901

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

Balance as of December 31, 2001	$ 35,901
Goodwill acquired during the year	102,933
Impairment charge	(129,108)
Balance as of December 31, 2002	$ 9,726

Acquired intangible assets, net of amortizations, consist of the following (in thousands):

	2002	2001
Acquired intangible assets, net:		
WirelessHome and other	$ 136	$ 712
Proxim, Inc	27,068	—
802.11 WLAN systems business	34,722	—
Total intangible assets, net	$ 61,926	$ 712

Acquired intangible assets by categories as of December 31, 2002 (in thousands):

	Gross carrying amounts	Accumulated amortization
Amortized intangible assets:		
Core Technology	$ 26,531	$ 3,412
Developed Technology	29,036	6,552
Customer Relationships	8,995	1,249
Patents	3,439	771
Total	$ 68,001	$ 11,984
Unamortized intangible assets:		
Tradename	$ 5,909	

Goodwill represents the excess of cost over the fair market value of net assets acquired. Goodwill pushed down from the 1995 acquisition of the Company by GTI totaled $22.0 million. Prior to January 1, 2002 this goodwill was amortized on a straight-line basis over its estimated useful life of 30 years, or $0.7 million per year. As a result of the Company's adoption of SFAS No. 142, as of January 1, 2002, the Company no longer amortizes goodwill. Goodwill related to the acquisition of WirelessHome totaled $24.7 million. Prior to December 31, 2001 this goodwill was amortized on a straight-line basis over its estimated useful life of 5 years. As a result of the Company's adoption of SFAS No. 142, as of January 1, 2002, the Company no longer amortizes goodwill. This goodwill was subject to subsequent adjustments upon WirelessHome meeting certain development milestones and other considerations. After WirelessHome met those development milestones, the goodwill was adjusted to $22.5 million in the fourth quarter of 2001. Goodwill related to the merger with Proxim, Inc. totaled $77.2 million and was adjusted to $79.9 million in the third quarter of 2002 as a result of additional unanticipated transaction expenses. Goodwill related to the 802.11 WLAN systems business of Agere totaled $23.1 million.

Assembled workforce related to the acquisition of WirelessHome totaled $1.0 million were reclassified as Goodwill on January 1, 2002. Patents related to the acquisition of Ubiquity totaled $229,000, and are being amortized on a straight-line basis over an estimated useful life of 3 years.

Core technology, developed technology and patents related to the merger with Proxim, Inc. totaled $18.0 million, $12.0 million and $3.2 million respectively, and are being amortized on a straight-line basis over an estimated useful life of 5 years, 3 years and 5 years, respectively.

Core technology, developed technology and customer relationships related to the acquisition of the 802.11 WLAN systems business of Agere totaled $8.5 million, $17.0 million and $9.0 million respectively, and are being amortized on a straight-line basis over an estimated useful life of 5 years, 2 years and 3 years, respectively. The fair value assigned to the tradename totaled $5.9 million and because the Company will continue to use the ORiNOCO tradename the intangible asset will not be amortized.

The following table presents the impact of SFAS No. 142 on net loss as if the standard had been in effect for the year ended December 31, 2001 (in thousands, except per share data):

Net loss as reported	$ (25,598)
Add: goodwill amortization	4,371
workforce amortization	383
Adjusted net loss	$ (20,844)
Basic and diluted net loss per share as reported	$ (0.44)
Add: goodwill amortization	0.08
workforce amortization	0.00
Adjusted basic and diluted net loss per share as reported	$ (0.36)

Note 5 — Purchased In-Process Research and Development

Purchased in-process research and development consist primarily of acquired technology that has not reached technological feasibility.

The amount expensed to purchased in-process research and development in the third quarter of 2002 related to next generation Enterprise Access Points, Radio Backbone Systems, Broadband Gateways and Network Management products acquired in the acquisition of Agere's 802.11 WLAN systems business. The amount expensed to purchased in-process research and development in the second quarter of 2002 related to technology for next generation ASICs acquired in the nBand acquisition. The amount expensed to purchased in-process research and development in the first quarter of 2002 related to 802.11a and HomeRF 2.0 wireless networking products acquired in relations to the Proxim, Inc. merger. The following table summarizes the key assumptions underlying the valuation for the Company's purchase transactions completed during the year ended December 31, 2002 and 2001 (in thousands):

	Year	Estimated Cost to complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process Research and Development
802.11 WLAN systems business	2002	$ 1,322	50.0%
Proxim, Inc.	2002	$ 2,387	30.0%
WirelessHome	2001	$ 1,425	35.0%

The discount rates reflect the risk of the respective technology and are representative of the implied transaction rates.

The Company does not expect to achieve a material amount of expense reductions or synergies as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include any anticipated synergies or cost saving associated with the transactions. The Company expects that products incorporating the acquired technology will be completed and begin to generate cash flows between six to nine months after integration. Actual results have been consistent in all material respects, with its assumptions at the effective time of the transactions.

Development of this technology remains a significant risk due to the remaining effort to achieve technological feasibility, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats. The nature of the efforts to develop the acquired technology into commercially viable products consists principally of developing a new operating system, developing a new processor and interface, planning and testing activities necessary to determine that the product can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on the value of assets acquired.

Note 6 — Balance Sheet Components

	2002	2001
	(in thousands)	
Marketable securities:		
Corporate bonds and time deposits	$ 2,489	$ 8,192
Auction rate securities	—	630
Equity investment in a wireless company listed in Canada	513	—
	3,002	8,822
Less: long-term portion	(2,489)	(2,084)
Current portion	$ 513	$ 6,738
Accounts receivable, net:		
Gross accounts receivable	$ 52,750	$ 32,802
Less: deferred revenue	(14,715)	—
allowances for bad debts, sales returns and price protection	(7,500)	(5,406)
	$ 30,535	$ 27,396
Inventory, net:		
Raw materials	$ 37,472	$ 12,214
Work-in-process	5,820	675
Finished goods	17,523	10,038
Consignment inventories	8,829	—
	69,644	22,927
Less: reserve for excess and obsolete inventory	(32,845)	(3,021)
	$ 36,799	$ 19,906

	2002	2001
	(in thousands)	
Property and equipment, net:		
Computer and test equipment	$ 18,102	$ 6,191
Furniture and fixtures	890	6,850
Leasehold improvements	265	1,871
	19,257	14,912
Less: accumulated depreciation	(9,147)	(6,136)
	$ 10,110	$ 8,776
Goodwill, net:		
Goodwill	$ 19,325	$ 44,500
Less: Accumulated amortization	(9,599)	(8,599)
	$ 9,726	$ 35,901
Intangible assets, net:		
Core technology	$ 26,531	$ —
Developed technology	29,036	—
Acquired workforce	—	1,000
Customer relationships	8,995	—
Tradename	5,909	—
Patents	3,439	229
	73,910	1,229
Less: Accumulated amortization	(11,984)	(517)
	$ 61,926	$ 712
Other current liabilities:		
Restructuring accruals, current portion	$ 3,871	$ 430
Accrued unconditional purchase order commitments	1,509	—
Accrued compensation	3,921	3,129
Accrued warranty costs	2,041	869
Other accrued liabilities	5,575	4,169
	$ 16,917	$ 8,597

The following is a summary of the movements in product warranty costs during the year ended December 31, 2002 (in thousands):

Balance as of December 31, 2001	$ 869
Balance acquired with acquisitions	1,442
Settlements made during the year	(270)
Balance as of December 31, 2002	$ 2,041

Note 7 — Impairment of loan to officer

The Company had guaranteed up to $5 million of obligations of an officer of the Company, with respect to a margin loan with an investment bank that he established prior to 2001. On October 15, 2002, the investment bank called the Company's guaranty of $5 million. The Company continues to seek repayment from the officer under a Reimbursement and Security Agreement. In this regard, in January 2003, the officer made a cash payment of $0.5 million to the Company. The Company assessed the recoverability of the remaining balance of the loan with respect to the officer's current financial position and recorded an impairment charge of $4.5 million in the fourth quarter of 2002. This impairment charge does not constitute forgiveness of the officer's indebtedness to the Company. Future payments by the officer under the Reimbursement and Security Agreement will be recorded as income in the period cash is received.

Note 8 — Revenue Information and Concentration of Credit Risks

The Company's products are grouped into two product lines: Wireless Wide Area Network, or WWAN, product line, and; Wireless Local Area Network, or WLAN, product line. The WWAN product line includes point-to-point Lynx and Tsunami products and point-to-multipoint Tsunami products. The WLAN product line includes 802.11a and ORiNOCO products. Prior to the March 26, 2002 merger with Proxim, Inc., the Company did not have a WLAN product line. Historical WLAN revenue prior to March 26, 2002 of the former Proxim, Inc. and prior to August 5, 2002 for the ORiNOCO products acquired from Agere are not reported in the table below. Revenue information by product line is as follows (in thousands):

Product Line	Year ended December 31,		
	2002	2001	2000
WWAN	$ 83,799	$ 105,730	$ 105,508
WLAN	60,861	—	—
Total revenue	$ 144,660	$ 105,730	$ 105,508

The Company sells its products worldwide through a direct sales force, independent distributors, and value-added resellers. It currently operates in two geographic regions: North America and International. Revenue outside of the North America are primarily export sales denominated in United States dollars. Disaggregated financial information regarding the Company's revenue by geographic region is as follows (in thousands):

Geographical region	Year ended December 31,		
	2002	2001	2000
North America	$ 89,890	$ 80,038	$ 70,479
International	54,770	25,692	35,029
Total revenue	$ 144,660	$ 105,730	$ 105,508

The following table summarizes each customer which accounted for more than 10% of the Company's total revenue each year:

	Year ended December 31,		
	2002	2001	2000
Comstor	23%	29%	—
Somera	—	11%	21%
Tessco Technologies, Inc.	—	11%	—
Avant Telecoms, Inc. (a value-added reseller)	—	—	11%

As of December 31, 2001 and 2000, approximately 78.0% and 77.0% of accounts receivable, respectively, were concentrated with ten customers.

Note 9 — Provision for Excess and Obsolete Inventory

The Company recorded a provision for excess and obsolete inventory, including purchase commitments, totaling $12.7 million during 2002 as part of our restructuring charge, of which $7.7 million related to excess and obsolete inventory and $5.0 million related to purchase commitments. To mitigate the component supply constraints that have existed in the past, the Company had built inventory levels for certain components with long lead times and entered into longer-term commitments for certain components. The excess inventory charges were due to the following factors:

- A sudden and significant decrease in demand for certain Lynx and Tsunami license-exempt point-to-point products;
- Notification from customers that they would not be ordering as much as they had previously indicated;
- Management's strategy to discontinue the Lynx and Tsunami point-to-point licensed products in order to concentrate on the license-exempt products; and
- Management's strategy to discontinue certain Lynx and Tsunami license-exempt products in order to concentrate on selling next generation Lynx and Tsunami license-exempt products.

Due to these factors, inventory levels exceeded the Company's requirements based on current 12-month sales forecasts. The additional excess and obsolete inventory charge was calculated based on the inventory levels in excess of the estimated 12-month demand for each specific product family. The Company does not currently anticipate that the excess inventory subject to this reserve will be used at a later date based on our current 12-month demand forecast. The Company uses a 12-month demand forecast because the wireless communications industry is characterized by rapid technological changes such that if the Company has not sold a product after a 12-month period it is unlikely that the product will be sold. The following is a summary of the movements in the reserve for excess and obsolete inventory during the year ended December 31, 2002:

Balance as of December 31, 2001	$ 3,021
Additional reserve for excess and obsolete inventory	7,686
Balance acquired with Proxim, Inc.	45,114
Inventory scrapped	(22,976)
Balance as of December 31, 2002	$ 32,845

Note 10 — Restructuring Charges

The Company accounts for restructuring charges under the provisions of Emerging Issues Task Force ("EITF") No. 94-3"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and Staff Accounting Bulletin ("SAB") No. 100 regarding the accounting for and disclosure of certain expenses commonly reported in connection with exit activities and business combinations.

During 2001, the Company recorded $1.8 million of restructuring charges related to the closure of its former Ubiquity operations and employee severance. The charges include $1.6 million of cash provisions, which include severance of $1.4 million for 26 employees and $0.2 million for future lease commitments and exit costs related to the Petaluma office facility. The charge also includes $0.2 million of non-cash provisions primarily related to fixed assets and other assets that will no longer be used at the facility.

During 2002, the Company recorded $43.2 million of restructuring charges, including $35.4 million, $3.6 million, $2.3 million and $1.9 million in the first, second, third and fourth quarters of 2002, respectively, related to closure of certain facilities, discontinued product lines and severance pay. The charges include $40.8 million of cash provisions, which include severance of $7.4 million for 194 employees, $33.1 million for future lease commitments, net of estimated future sublease receipts, and exit costs related to the closure of four facilities, $0.3 related to consulting fees. The charge also includes $2.4 million of non-cash provisions related to fixed assets that will no longer be used at the facilities. The estimated future sublease receipts are based on current comparable rates for leases in the respective markets. If facility rental rates continue to decrease in these markets or if it takes longer than expected to sublease these facilities, the actual costs for closures of facilities could exceed the original estimate of $33.1 million

The following table summarizes the restructuring activities in 2001 and 2002 (in thousands):

	Severances	Facilities	Other	Total
Balance as of December 31, 2000	$ —	$ —	$ —	$ —
Provision charged to operations	1,382	208	226	1,816
Charges utilized	(1,184)	(156)	(46)	(1,386)
Balance as of December 31, 2001	198	52	180	430
Reclassifications among categories	—	180	(180)	—
Balance acquired with Proxim, Inc.	—	1,066	—	1,066
Provision charged to operations	7,395	33,080	2,702	43,177
Charges utilized	(7,593)	(3,928)	(2,702)	(14,223)
Balance as of December 31, 2002	$ —	$ 30,450	$ —	$ 30,450

Note 11 — Income Taxes

The Company provides for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized.

The components of the provision (benefit) for income taxes for the years ended December 31, 2002, 2001, and 2000 are as follows:

	Years ended December 31,		
	2002	2001	2000
Current			
Federal	$ —	$ —	$ 6,135
State	—	13	864
	—	13	6,999
Deferred			
Federal	2,067	(2,854)	(137)
State	1,157	(1,255)	(62)
	3,224	(4,109)	(199)
	$ 3,224	$ (4,096)	$ 6,800

The provision for income taxes differs from the amounts which would result by applying the applicable statutory Federal income tax rate to income before taxes, as follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Provision at federal statutory rate of 35%	$ (82,819)	$ (10,393)	$ 4,721
State income taxes, net of federal benefits	(12,069)	(242)	742
Goodwill impairment and amortization of intangible assets	36,860	3,148	668
Amortization of deferred stock compensation	299	1,819	1,545
In-process research and development	5,635	2,240	—
Change in valuation allowance	52,695	—	—
Research and development tax credits	(500)	(850)	(798)
Other	3,123	182	(78)
Total provision for taxes	$ 3,224	$ (4,096)	$ 6,800

The major components of the net deferred tax asset are as follows (in thousands):

	December 31,	
	2002	2001
Deferred tax assets:		
Inventory reserve	$ 13,383	$ 1,223
Goodwill and other intangibles assets	25,580	3,069
Restructuring reserve	12,407	174
Other reserves and accruals	9,361	5,150
Net operating losses	20,846	5,096
Research and development credit and other credits	9,023	1,011
Gross deferred tax asset	$ 90,600	$ 15,723
Valuation allowance	(90,600)	(4,374)
Net deferred tax asset	$ —	$ 11,349

As of December 31, 2002 the Company's federal and state net operating loss carryforwards for income tax purposes were approximately $54.0 million and $18.0 million, respectively. If not utilized, these net operating loss carryfowards will begin to expire at various dates between 2006 and 2022. The Company's federal and state research tax credit carryforwards for income tax purposes are approximately $5.1 million and $5.9 million, respectively. If not utilized the federal tax credit carryforwards will begin to expire in 2012. The Company has a valuation allowance of approximately $90.6 million as of December 31, 2002 for deferred tax assets because of uncertainty regarding their realization.

Deferred tax assets of approximately $15.7 million as of December 31, 2002 pertain to certain net operating loss carryforwards and credit carryforwards resulting from the exercise of employee stock options. When recognized, the tax benefit of these loss and credit carryforwards are accounted for as a credit to additional paid-in capital rather than a reduction to the income tax provision.

The Internal Revenue Code of 1986, as amended, contains provisions that may limit the net operating loss and credit carryforwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interests.

Note 12 — Loss Per Share Attributable to Common Stockholders

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share computations for the years ended December 31, 2002, 2001 and 2000 (in thousands except share data):

	Year Ended December 31,		
	2002	2001	2000
Net income (loss) attributable to common stockholders	$ (244,480)	$ (25,598)	$ 6,295
Weighted average common shares outstanding	105,119	57,559	47,045
Basic net income (loss) per share	$ (2.33)	$ (0.44)	$ 0.13

	Year Ended December 31,		
	2002	2001	2000
Weighted average common shares outstanding	105,119	57,559	47,045
Potential diluted shares	—	—	2,638
Shares used in diluted computation	105,119	57,559	52,081
Diluted net income (loss) per share	$ (2.33)	$ (0.44)	$ 0.12

For the year ended December 31, 2002 and 2001 net loss per share was computed using the weighted average number of ordinary shares outstanding during the period. Net loss per share on a diluted basis is equivalent to basic net loss per share because the effect of converting stock options and warrants would be anti-dilutive. For the years ended December 31, 2002, 2001 and 2000 options to purchase 30,367,748, 10,258,659 and 716,000 shares of common stock were excluded from the diluted net income per share calculations. For the year ended December 31, 2002 and 2001 warrants to purchase 13,842,655 and 29,162 shares of common stock were excluded from the diluted net income per share calculations. For the year ended December 2000 options were anti-dilutive because the exercise prices was greater than the average market price of the common shares during the period.

Basic and diluted income (loss) per share on extraordinary items for the three years in the period ended December 31, 2001 are as follows (in thousands except per share amounts):

	Year Ended December 31,		
	2002	2001	2000
Basic and diluted loss on early extinguishment of debt, net of tax per share	$ —	$ —	$ (0.01)
Shares used to compute the basic loss per share	105,119	57,559	47,045
Shares used to compute the diluted loss per share	105,119	57,559	52,081

Note 13 — Mandatorily Redeemable Convertible Preferred Stock

Mandatorily Redeemable Convertible Preferred Stock, or Preferred Stock, at December 31, 2002 consists of the following:

	Authorized	Outstanding	Liquidation Preference	Total number of shares of Common Stock Issuable upon Conversion
Series A	5,000,000	3,000,000	$ 75,000,000	3,000,000

In August 2002, in connection with the acquisition of the 802.11 WLAN systems business of Agere Systems, Inc., Warburg Pincus Private Equity VIII, L.P., Brodview Capital Partners L.P. and affiliated entities agreed to collectively invest $75 million in the Company. These investors received 1,640,000 shares of Series A Preferred Stock in the amount of approximately $41 million, with a conversion price of approximately $3.06 per share, and warrants to purchase approximately 6.7 million shares of our Common Stock valued at $12.3 million. The value of the warrants was recorded as a reduction of the Series A Preferred Stock carrying value and recorded as additional paid-in capital. A deemed preferred stock dividend representing the beneficial conversion feature of the Series A Preferred Stock of $2.7 million was also recorded to increase the loss attributable to holders of the Company's Common Stock.

Upon receipt of approval of the Company's stockholders at a special meeting held on October 8, 2002, the notes issued to these investors (Note 3) were converted into 1,360,000 shares of Series A Preferred Stock and the Company granted to these investors additional warrants to purchase approximately 5.6 million shares of our common stock value at $1.7 million. In total, the investors were granted warrants to acquire 12,271,345 shares of Common Stock for approximately $3.06 per share value at $14.0 million. The Series A Preferred Stock and warrants issued to the investors represent approximately 25% of the Company's outstanding Common Stock on an as-converted and as-exercised basis as of December 31, 2002.

In Summary, the issuance of Preferred Stock, convertible notes and related warrants and the subsequent conversion, accretion and interest accrual were recorded as follows (in thousands):

	Convertible Notes	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit
Issuance of Series A Preferred Stock	$ —	$ 41,000	$ —	$ —
Issuance of convertible notes	34,000	—	—	—
Issuance of warrants	—	(13,993)	13,993	—
Conversion of convertible notes	(34,000)	34,000	—	—
Deemed Preferred Stock dividend	—	—	2,740	(2,740)
Accretion of Preferred Stock redemption obligations	—	2,936	(1,046)	(1,890)
Accrued interest on convertible notes payable in Preferred Stock	—	469	—	—
Total	$ —	$ 64,412	$ 15,687	$ (4,630)

The holders of Preferred Stock have various rights and preferences as follows:

Voting

For so long as Warburg Pincus owns at least 25% of its shares of Series A Preferred Stock or the Common Stock issuable on conversion of its Series A Preferred Stock and exercise of its warrants, Warburg Pincus will have the right to nominate for election one member of the Company's board of directors, who will sit on all major board committees for so long as such committee membership does not conflict with any applicable law or regulation or any listing requirements of the Nasdaq National Market.

The approval of holders of a majority of the Series A Preferred Stock is separately required to approve changes to the Company's certificate of incorporation or bylaws that adversely affect these holders' rights, any offer, sale or issuance of the Company's equity or equity-linked securities ranking senior to or equally with the Series A Preferred Stock, and any repurchase or redemption of the Company's equity securities (other than from an employee, director or consultant following termination), or the declaration or payment of any dividend on the Company's Common Stock.

Redemption

In August 2007, the Company will be required to redeem all outstanding shares of Series A Preferred Stock, if any, for cash equal to their liquidation preference, which bears interest at 8% per annum, compounded semi-annually, for three years, plus accrued and unpaid dividends.

Dividends

From August 2005 through August 2007, shares of Series A Preferred Stock will be entitled to cumulative dividends equal to 8% of their liquidation preference per year, payable, at the Company's election, in cash or shares of the Company's Common Stock valued at the then-market price;

Liquidation

Each share of Series A Preferred Stock will have an initial liquidation preference of $25.00 and the liquidation preference will bear interest at 8% per annum, compounded semi-annually, for three years. The liquidation preference is subject to adjustments in the event the Company undertakes a business combination or other extraordinary transaction, or the Company are liquidated or dissolved.

Conversion

In the event of a change of control of the Company, the Company will have the right to convert the Series A Preferred Stock into Common Stock if upon such conversion the holders of Series A Preferred Stock would receive liquid securities or cash with a fair market value equal to or greater than 110% of the liquidation preference then in effect. If the consideration is less than 110% of the liquidation preference, the Company may either modify the conversion price so that the consideration will equal 110% of the liquidation preference then in effect or repurchase the Series A Preferred Stock for cash at 101% of the liquidation preference then in effect. In addition, in the event of a change of control that occurs prior to August 2005, the liquidation preference will increase as necessary to provide for three years of accretion.

Holders of Series A Preferred Stock have rights to acquire additional shares of the Company's capital stock or rights to purchase property in the event of certain grants, issuance or sales.

The conversion price of the Series A Preferred Stock, which initially shall be approximately $3.06 per share, will be subject to customary weighted average anti-dilution adjustments and other customary adjustments.

At December 31, 2002, the Company has reserved 43,325,672 shares of Common Stock for the conversion of Preferred stock.

Note 14 — Stockholders' Equity

Common Stock

The Company's authorized common stock consists of Class A and Class B common stock. Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the election of the stockholder or, prior to the Company's initial public offering, upon such event.

In conjunction with the recapitalization transaction in 1999 the Company repurchased 42,000,000 shares of Class B common stock for $21.0 million from Glenayre Technologies Inc. and held these shares as treasury stock.

Simultaneously with the closing of the Company's initial public offering, all of the Company's then outstanding 38,000,000 shares of Class B common stock and 42,000,000 shares of Class B treasury stock were automatically converted into 38,000,000 shares of Class A common stock and 42,000,000 shares of Class A treasury stock, respectively.

On March 26, 2002 the Company acquired Proxim, Inc. for 59,506,503 shares of Class A Common Stock.

As of December 31, 2002, there were 162,328,944 shares of Class A Common Stock issued and outstanding and 42,185,534 shares of Class A treasury stock.

Warrants

	Warrants for Class A Common Stock	Exercise price per share	Total number of shares issuable upon exercise of warrants
Balance at December 31, 2001	29,162	$9.61-$14.01	29,162
Issuance of warrants in connection with merger with Proxim, Inc.	2,228,881	$6.85-$13.23	2,228,881
Issuance of warrants in connection with financing arrangements	12,271,345	$3.06	12,271,345
Warrants expired	(686,733)	$11.91-$13.23	(686,733)
Total	13,842,655		13,842,655

In connection with a new operating lease entered into in September 2000, the Company issued 25,000 warrants to the lessor in November 2000. Each new warrant is convertible into one share of Class A common stock of the Company at an exercise price of $14.01 per share. These warrants are exercisable during the period beginning on January 1, 2001 and ending on December 1, 2005. The Company has estimated the fair value of the warrants using the Black-Scholes option valuation model and has determined the compensation expense throughout the life of the lease to be immaterial.

In connection with the acquisition of WirelessHome Corporation, the Company assumed a warrant to purchase 4,162 shares of the Company's Class A common stock at an exercise price of $9.61 per share. These warrants will expire on December 16, 2009.

In connection with the acquisition of Proxim, Inc., the Company assumed warrants to purchase 362,803, 323,930 and 1,542,148 shares of the Company's Class A common stock at an exercise price of $11.91 and $13.23 and $6.85 per share, respectively. These warrants expire on April 28, 2002, June 2, 2002 and November 27, 2005. As of December 31, 2002 1,542,148 warrants were outstanding.

In connection with the acquisition of the 802.11 WLAN systems business of Agere Systems, Inc., the Company issued 12,271,345 warrants to Warburg Pincus Private Equity VIII, L.P., Brodview Capital Partners L.P. and affiliated entities. Each new warrant is convertible into one share of Class A common stock of the Company at an exercise price of approximately $3.06 per share. The Company has estimated the fair value of the warrants using the Black-Scholes option valuation model totaling $14.0 million (Note 13). The warrants will expire on August 5, 2007.

The following assumptions were applied when estimating the fair value of the warrants issued in the year ended December 31, 2002 using the Black-Scholes option pricing model:

	Year ended December 31, 2002
Risk-free interest rate	3.21%
Expected life of option	5 years
Dividend yield	0%
Volatility of common stock	114%

Deferred Stock Compensation

In connection with the grant of certain stock options and sales of certain stock to employees and directors during fiscal 2000, the Company recorded deferred stock compensation within stockholders' equity of $8.5 million, representing the difference between the estimated fair value of the common stock and the option exercise price of these options at the date of grant or the stock sale price at the date of sale. Such amount is presented as a reduction of stockholders' equity. The portion of deferred stock compensation associated with the stock options was amortized over the vesting period of the applicable options using an accelerated method of amortization. Under the accelerated method, each vested tranche of options is accounted for as a separate option grant awarded for past services. Accordingly, the compensation expense is recognized over the period during which the services will be provided; however, the method results in a front-loading of the compensation expense. For the portion of deferred stock compensation associated with stock sales, the Company records the expense over the period the shares are vested using the accelerated method. For the year ended December 31, 2002 the Company recorded amortization of deferred compensation, net of cancellations, of $855,000.

As part of the WirelessHome acquisition, the Company assumed certain vested and unvested options that when exercised would result in approximately 14,400 and 113,000 shares of common stock outstanding, respectively. These options have an average exercise price of $3.01 per share of the Company's common stock. The unvested options resulted in additional deferred compensation of $0.3 million recorded as of the date of acquisition which is amortized over the remaining vesting period using the accelerated method.

During the year ended December 31, 2001, the Company reversed approximately $1.8 million of deferred stock compensation previously recorded due to cancellations of unexercised stock options.

During the year ended, as a result of WirelessHome meeting the development milestones, the Company released and issued 558,950 shares to individuals who were directly involved in the completion of the development milestones and accordingly recorded $2.2 million of stock compensation expense. As of December 31, 2003, all deferred stock compensation was amortized.

Employee's Stock Forward Sale Agreements

On December 20, 2001 the Company entered into stock forward sale agreements with certain employees. Under these agreements the Company will buy back 78,138 shares at $7.91 in March 2002. The Company recorded the difference between the stock price on December 20, 2001, $5.45 and the guaranteed price per share of $7.91 as stock compensation expense for a total of $192,000 in the fourth quarter of 2001. The Company recorded the difference between the stock price on March 25, 2002, $2.37 and the stock price on December 20, 2001, $5.45 as stock compensation expense for a total of $241,000 in 2002.

Stock Option Plans

Employee Stock Purchase Plan

In June 2000, the Company adopted the Western Multiplex Corporation Employee Stock Purchase Plan ("ESPP"), which is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. An annual increase in shares reserved will occur on the first day of each of the Company's fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 as defined in the ESPP. As of December 31, 2002, 1,500,000 shares of Class A common stock was reserved for issuance under the ESPP.

In August 2000, subsequent to the completion of the Company's initial public offering, the Company began to administer the plan by enrolling participants in the plan and processing payroll deductions. The first day of the offering period was August 1, 2000. On January 31, 2001, the Company issued 123,025 shares at $10.20 per share to employees participating in the ESPP. On July 31, 2001, the Company issued 7,241 shares at $4.80 per share to employees participating in the ESPP. On January 31, 2002, the Company issued 56,511 shares at $2.52 per share to employees participating in the ESPP. On July 31, 2002 the Company issued 191,045 shares at $2.18 per share to employees participating in the ESPP.

1999 Stock Incentive Plan

In November 1999, the Company adopted the Western Multiplex Corporation 1999 Stock Incentive Plan (the "1999 Plan") for key employees, officers, directors, and consultants. The Company has reserved for issuance 13,500,000 shares of Class A common stock under the 1999 Plan. The type of awards that may be made under the 1999 Plan are incentive stock options, non-qualified options, stock appreciation rights, and other stock-based awards.

The exercise price for stock options may not be less than 100% of the fair market value of the Company's Class A common stock on the date of the grant (110% for any option granted to any stockholder who owns more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation), as determined by the Compensation Committee. An option may not vest at less than 20% per year over five years, and will vest on the specific schedule established by the Compensation Committee.

Ubiquity Communication Plans

In connection with the acquisition of Ubiquity Communication, Inc. on March 24, 2000, the Company assumed the obligations under Ubiquity Communication's equity incentive plans ("Ubiquity Plans"). As a result, all options granted under the Ubiquity Plans became options to purchase shares of the Company's common stock. As of March 24, 2000, the Company assumed 137,727 options that had been granted under these plans. As of March 29, 2002, the Company had no options outstanding under the Ubiquity Plans.

Platinum IP Stock Incentive Plan

In connection with the acquisition of WirelessHome on March 22, 2001, the Company assumed obligations under WirelessHome's Platinum IP Stock Incentive Plan ("WirelessHome Plan"). As a result, all options granted under the WirelessHome Plan became options to purchase shares of the Company's common stock. As of March 22, 2001, the Company assumed certain vested and unvested options that when exercised would result in approximately 14,400 and 113,000 shares of common stock outstanding. As a result of WirelessHome meeting the development milestones, in the fourth quarter of 2001 the Company issued 75,380 options, which were previously held in escrow to employees who were directly involved in the completion of the development milestones.

Proxim, Inc. Stock Incentive Plans

In connection with the acquisition of Proxim, Inc. on March 26, 2002, the Company assumed obligations under Proxim, Inc. Stock Incentive Plan ("Proxim Plan"). As a result, all options granted under the Proxim Plan became options to purchase shares of the Company's common stock. As of March 26, 2002, the Company assumed certain vested and unvested options that when exercised would result in approximately 8,679,657 and 7,294,702 shares of common stock outstanding.

2002 Nonstatutory Merger Stock Option Plan

In March 2002, the Company established the 2002 Nonstatutory Merger Stock Option Plan, or the 2002 Plan, and reserved 7.0 million shares of Class A Common Stock for issuance to employees and officers upon exercise of awards granted thereunder. The 2002 Plan provides for the grant of awards in the form of stock options, restricted stock, performance shares, restricted stock units, and stock unit awards to employees and officers at prices not less than 100% of the fair market value of our Common Stock on the date of grant. The options terminate ten years after the date of grant. Unless otherwise provided for by the Board of Directors, the options are exercisable only upon vesting. Options generally vest ratably over a 36-month period.

2002 Acquisition Stock Option Plan

In August 2002, the Company established the 2002 Acquisition Stock Option Plan, or the 2002 Acquisition Plan, and reserved 5.0 million shares of Class A Common Stock for issuance to employees and officers upon exercise of awards granted thereunder. The 2002 Acquisition Plan provides for the grant of awards in the form of stock options, restricted stock, performance shares, restricted stock units, and stock unit awards to employees and officers at prices not less than 100% of the fair market value of our Common

Stock on the date of grant. The options terminate ten years after the date of grant. Unless otherwise provided for by the Board of Directors, the options are exercisable only upon vesting. Options generally vest ratably over a 36-month period.

2000 Stock Option Plan for Non-Employee Directors

In June 2000, the Company adopted the 2000 Stock Option Plan for Non-Employee Directors. The Company has reserved for issuance a maximum of 1,500,000 shares of common stock pursuant to the grant of non-qualified stock options to newly elected members of the board of directors who are not employees of our Company.

The exercise price of any option granted under this plan is the per share fair market value of the Company's common stock on the date the option is granted except with respect to the initial grants made as of June 8, 2000 for which the exercise price is $8.50. An individual who becomes a director will receive an initial grant of an option to purchase 100,000 shares of the Company's common stock, which option will be immediately vested upon grant as to one-third of the shares subject to the option. The option will then become vested as to one-third of the shares on each of the first and second anniversaries of the date of the initial grant, so long as the director continues to serve on the Company's board of directors on each vesting date. In addition, so long as a director continues to serve on the Company's board of directors, the director will, as of the third anniversary of the date of the initial grant and triennially thereafter, receive an additional option to purchase 15,000 shares, the terms of which will be the same as those described above. On March 29, 2002 the Company had issued 60,000 stock options at an exercise price of $4.08.

The following table summarizes stock options activity under all the Plans:

		Options Outstanding	
	Options Available	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 1999	10,500,000	—	$ —
Authorized	1,637,727	—	—
Granted	(7,633,227)	7,633,227	4.62
Exercised	—	(16,000)	0.50
Cancelled	183,499	(183,499)	6.71
Balance at December 31, 2000	4,687,999	7,433,728	4.53
Authorized	3,185,998	—	—
Granted	(5,832,825)	5,832,825	6.55
Exercised	—	(1,328,772)	0.56
Cancelled	1,679,122	(1,679,122)	5.92
Balance at December 31, 2001	3,720,294	10,258,659	5.91
Authorized	38,744,226	—	—
Granted	(26,788,631)	26,788,631	4.46
Exercised	—	(683,582)	0.57
Cancelled	5,994,446	(5,995,960)	6.22
Balance at December 31, 2002	21,670,335	30,367,748	$ 4.63

As part of the merger with Proxim, Inc., the Company assumed certain vested and unvested options that when converted would result in approximately 8.7 million and 7.3 million shares of common stock outstanding. These options have a weighted average exercise price of $5.75 per share. Additionally, approximately 10.8 million shares were available under Proxim, Inc. plans.

The following table summarizes options outstanding and options exercisable at December 31, 2002 under all the Plans:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.20 - $0.50	1,920,589	7.1	$ 0.50	1,906,341	$ 0.50
$1.13 - $3.21	12,263,638	8.7	$ 2.53	2,335,908	$ 2.86
$3.32 - $5.08	9,208,009	9.0	$ 3.70	5,533,812	$ 3.68
$5.13 - $10.00	4,595,738	7.6	$ 7.57	4,228,626	$ 8.25
$10.02 - $29.11	2,379,774	7.6	$ 15.56	2,024,095	$ 15.91
$0.20 - $29.11	30,367,748	8.4	$ 4.63	16,028,782	$ 5.93

Pro forma fair value disclosure under SFAS No. 123 and 148

The weighted average estimated grant date fair value, as defined by SFAS No.123, for stock options granted under its stock option plans during 2002, 2001 and 2000 was $2.02, $6.06 and $4.40 per share, respectively. The weighted average estimated grant date fair value of stock purchase rights granted pursuant to its employee stock purchase plan during 2002 and 2001 was $1.85 and $2.86 per share, respectively. The estimated grant date fair value disclosed by the Company is calculated using the Black-Scholes option pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from its stock option and purchase awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value.

The following weighted average assumptions are included in the estimated grant date fair value calculations for its stock option and purchase awards:

	Year Ended December 31,		
	2002	2001	2000
Risk-free interest rate	3.10%	4.00%	6.00%
Average expected life of option	2.5 years	4 years	4 years
Dividend yield	0%	0%	0%
Volatility of common stock	1.66	1.43	2.92

Had the Company recorded compensation based on the estimated grant date fair value, as defined by SFAS No. 123, for awards granted under its stock option plans and stock purchase plan, the net income (loss) and net income (loss) per share would have been changed to the pro forma amounts below for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share amounts):

	Years Ended December 31,		
	2002	2001	2000
Net loss:			
Net income (loss) as reported	$ (244,480)	$ (25,598)	$ 6,295
Less: Stock-based compensation expense determined under fair value method	(16,211)	(24,267)	(12,121)
Pro forma net loss	$ (260,691)	$ (49,865)	$ (5,826)
As reported:			
Basic earnings (loss) per share	$ (2.33)	$ (0.44)	$ 0.13
Diluted earnings (loss) per share	$ (2.33)	$ (0.44)	$ 0.12
Pro forma:			
Basic loss per share	$ (3.13)	$ (0.87)	$ (0.12)
Diluted loss per share	$ (3.13)	$ (0.87)	$ (0.12)

The pro forma effect on net income (loss) and net income (loss) per share for 2002, 2001 and 2000 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

Note 15 — Commitments and Contingencies

The Company occupies its facilities under several non-cancelable operating lease agreements expiring at various dates through November 2010, and requiring payment of property taxes, insurance, maintenance and utilities. Future minimum lease payments under non-cancelable operating leases at December 31, 2002 were as follows (in thousands):

Year ending December 31:	
2003	$ 9,380
2004	10,051
2005	9,938
2006	8,791
2007	8,477
Thereafter	19,181
Total minimum lease payments	$ 65,818

Total rental expenses related to these operating leases were $9.2 million, $3.7 million and $478,000 for 2002, 2001 and 2000, respectively.

For the year ended December 31, 2002 the Company recorded a restructuring charge relating to the committed future lease payment for closed facilities, net of estimated future sublease receipts, of $34.3 million, was included in the above disclosures.

Note 16 — Legal Proceedings

The Company's involvement in patent and International Trade Commission litigation with respect to alleged infringement of certain of its United States patent rights related to direct sequence wireless local area networking technology has resulted in, and could in the future continue to result in, substantial costs and diversion of management resources of the combined company. In addition, this litigation, if determined adversely to us, could result in the payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could materially and adversely affect our business, financial condition and operating results.

On March 8, 2001, Proxim, Inc. filed two lawsuits for infringement of three United States Patents for wireless networking technology: one suit in the U.S. District Court for the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation; and one suit in the U.S. District Court for the District of Delaware against 3Com Corporation, SMC, Symbol Technologies and Wayport. These suits sought an injunction against continued infringement, damages resulting from the infringement and the defendants' conduct, interest on the damages, attorneys' fees and costs, and such further relief as the respective courts deem just and appropriate.

On March 9, 2001, Proxim, Inc. filed suit with the International Trade Commission (ITC) in Washington, D.C. asking the ITC to stop the importation of products that infringe its patented wireless networking technology. Eight companies are identified in this action; Acer, Addtron, Ambicom, Compex, D-Link, Enterasys, Linksys and Melco. Proxim, Inc. notified these and other companies that it believed to have been infringing its patents. On May 9, 2001, Proxim, Inc. filed to remove Compex from the ITC complaint as Compex entered into an agreement with Proxim, Inc. to license these patents. Intersil and Agere have filed motions to intervene in the proceedings before the ITC and these motions have been approved by the ITC.

On or about April 24, 2001, Intersil Corporation and Cisco Systems, Incorporated filed suit in the U.S. District Court for the District of Delaware seeking that Proxim, Inc.'s patents be found invalid, unenforceable and not infringed. Intersil and Cisco sought damages and attorneys' fees from Proxim, Inc. based upon alleged breach of contract and unfair competition.

On or about May 1, 2001, Symbol Technologies filed patent infringement counterclaims in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol WLAN patents. Symbol is seeking unspecified damages and a permanent injunction against Proxim, Inc. related to these infringement claims.

On or about May 31, 2001, Agere filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed three Agere patents. Agere sought unspecified damages and a permanent injunction against Proxim, Inc. related to its infringement claims. On July 9, 2001, Proxim, Inc. filed an amended answer and counterclaim to the Agere suit. Proxim, Inc. sought declaratory judgment for non-infringement, invalidity and unenforceability of certain Agere patents, as well as damages for violation of the antitrust laws of the United States.

On August 8, 2001, Proxim, Inc. filed an amended answer and counterclaim, and further sought damages for violation of the antitrust laws of the United States. On December 13, 2001, Proxim, Inc. filed a second amended answer and counterclaim, and sought to add Agere's parent, Agere Guardian Systems Inc., as a party.

On December 4, 2001, Symbol filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol patents related to systems for packet data transmission. Symbol sought an award for unspecified damages and a permanent injunction against Proxim, Inc. based on alleged patent infringement counterclaims. On December 18, 2001, Proxim, Inc. filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four asserted Symbol patents, injunctive and monetary relief for Symbol's infringement of a Proxim, Inc. patent, monetary relief for Symbol's false patent marking, and injunctive and monetary relief for Symbol's unfair competition under the Lanham Act, common law unfair competition and tortious interference.

On August 5, 2002, in connection with the Company's acquisition of the 802.11 WLAN systems business from Agere, the Company announced that we had entered into a cross-license agreement with Agere whereby, in part, the Company and Agere agreed to settle the pending patent-related litigation between the two companies.

On March 17, 2003, the Company announced a settlement with Intersil Corporation to resolve all pending patent-related litigation between the two companies. Under the terms of the agreement, the Company and Intersil have agreed to dismiss all claims against each other, including lawsuits before the International Trade Commission and Delaware and Massachusetts Federal Courts.

The Company is party to disputes, including legal actions, with a number of suppliers and vendors. These disputes relate primarily to excess materials and order cancellation claims that resulted from the declines in demand for our products during 2001 and 2002 and the commensurate reductions in manufacturing volumes. The Company has recorded reserves related to these disputes to the extent that management believes that the Company is liable. The Company intends to vigorously defend itself in these matters.

The results of any litigation matters are inherently uncertain. In the event of any adverse decision in the described legal actions or disputes, or any other related litigation with third parties that could arise in the future with respect to patents or other intellectual property rights relevant to our products, the Company could be required to pay damages and other expenses, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. These matters are in the early stages of litigation and, accordingly, the Company cannot make any assurance that these matters will not materially and adversely affect the Company's business, financial condition, operating results, or cash flows.

Note 17 — Supplemental Cash Flow Data

The Company paid cash of $51.5 million in connection with its merger with Proxim, Inc. and the acquisition of nBand and the 802.11 WLAN systems business of Agere in the year ended December 31, 2002, and paid cash of $12.7 million for the acquisition of WirelessHome in December 31, 2001, respectively, as follows (in thousands):

	Year Ended December 31	
	2002	2001
Purchase price	$ 246,454	$ 28,200
Common stock issued	(159,039)	(15,289)
Accrued transactions costs	—	(173)
Cash paid	87,415	12,738
Less: cash acquired	(35,961)	(72)
Net cash used in acquisitions	$ 51,454	$ 12,666

Note 18 — Employee Benefit Plan

The Company adopted an Employees' Investment 401(k) Plan that covers all employees and provides that the Company match employees' salary deferrals up to 4% of eligible employee compensation. The amounts charged to continuing operations were $936,000 and $795,000 and $521,000 in 2002, 2001 and 2000, respectively.

Note 19 — Subsequent Event

On March 17, 2003, the Company announced a settlement with Intersil Corporation to resolve all pending patent-related litigation between the two companies. Under the terms of the agreement, the Company and Intersil have agreed to dismiss all claims against each other, including lawsuits before the International Trade Commission and Delaware and Massachusetts Federal Courts.

As part of the confidential settlement agreement the two companies have entered into a patent cross-license agreement for their respective patent portfolios and Intersil will make a one-time payment of $6 million to the Company. The two companies have also entered into a product supply agreement defining the terms under which the Company will be able to purchase 802.11 products that utilize Intersil's chipsets.

The Company expects to pay its patent litigation attorneys approximately $3 million as final settlement of outstanding legal fees and expenses related to the terminated patent litigation. The Company will record the amount of approximately $6 million as licensing revenue in the quarter ending March 28, 2003.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

On March 21, 2002, our Board of Directors, upon recommendation of the Audit Committee, made a determination not to engage Arthur Andersen LLP as the Company's independent accountants and, on March 26, 2002, engaged PricewaterhouseCoopers LLP to serve as our independent accountants for the fiscal year ended December 31, 2002. Arthur Andersen's reports on our consolidated financial statements for each of the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001 and 2000 and through the date of our engagement of PricewaterhouseCoopers LLP, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with its report on the Company's consolidated financial statements for such years; and there were no reportable events as specified in Item 304(a)(1)(v) of Regulation S-K.

The information set forth above and additional information relating to our change in accountants for the fiscal year ended December 31, 2002 is included in our Current Report on Form 8-K filed on March 28, 2002.

Part III

Item 10. *Directors and Executive Officers of the Registrant*

Information regarding our Directors required by Item 10 of Part III will be included in our Proxy Statement relating to our 2003 annual meeting of stockholders and is incorporated herein by reference. Information regarding our Executive Officers required by Item 10 of Part III is set forth in Item 1, Part I under the caption "Business - Executive Officers." Information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934 will be set forth in our Proxy Statement relating to our 2003 annual meeting of stockholders and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information required by Item 11 of Part III will be included in our Proxy Statement relating to our 2003 annual meeting of stockholders and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by Item 12 of Part III will be included in our Proxy Statement relating to our 2003 annual meeting of stockholders and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

Information required by Item 13 of Part III will be included in our Proxy Statement relating to our 2003 annual meeting of stockholders and is incorporated herein by reference.

Item 14. *Controls and Procedures*

Within 90 days prior to filing this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic filings with the Securities and Exchange Commission. It should be noted that the design of any system of controls is based in part upon certain assumptions, and there can be no assurance that any design will succeed in achieving its stated goals.

In addition, we reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls, subsequent to the date of their evaluation. As a result, no corrective actions were required or undertaken.

Item 15. *Exhibits, Financial Statements and Reports on Form 8-K*

(a) *List of documents Filed as Part of this Report*

(1) *Index to Consolidated Financial Statements*

(2) *Index to Financial Statement Schedules*

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

(3) *Exhibits.*

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report and such Exhibit Index is incorporated by reference herein. Management contracts or compensatory plans or arrangements are identified in the accompanying Exhibit Index and such identification listing is incorporated by reference herein.

(b) *Reports on Form 8-K.*

On October 9, 2002, we filed a Current Report on Form 8-K under Item 5 announcing that on October 8, 2002, at a special meeting of our stockholders, the stockholders of Proxim approved the conversion of $34 million in outstanding principle amount of Proxim's indebtedness into shares of Proxim's Series A convertible preferred stock with an initial $34 million liquidation preference and the issuance of warrants to purchase approximately 5.563 million shares of Proxim's common stock.

On October 15, 2002, we filed a Current Report on Form 8-K under Item 5 disclosing certain events in connection with the Company's guaranty on behalf of David King, our then President and Chief Operating Officer, and that certain related Reimbursement and Security Agreement.

On October 21, 2002, we filed on Form 8-K/A an amendment to our Current Report on Form 8-K filed on August 19, 2002 under Item 7 providing financial statements, pro forma financial information and exhibits relating to our acquisition of the ORiNOCO product line of Agere Systems Inc. pursuant to the terms of that certain Asset Purchase Agreement dated as of June 14, 2002 between Proxim and Agere Systems Inc.

On October 22, 2002, we filed on Form 8-K/A a second amendment to our Current Report on Form 8-K filed on August 19, 2002 solely for the purpose of filing Exhibit 23.1, Consent of Independent Accountants.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 31st day of March, 2003.

PROXIM CORPORATION

By: /s/ KEITH E. GLOVER
(Keith E. Glover, Executive Vice President of Finance, Chief Financial Officer and Secretary)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan N. Zakin and Keith E. Glover, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign on behalf of the undersigned any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ JONATHAN N. ZAKIN (Jonathan N. Zakin)	Chairman of the Board of Directors, and Chief Executive Officer (Principal Executive Officer)	March 31, 2003
/s/ KEITH E. GLOVER (Keith E. Glover)	Executive Vice President of Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 31, 2003
/s/ DAVID C. KING (David C. King)	Vice-Chairman of the Board of Directors	March 31, 2003
/s/ LARRY BETTINO (Larry Bettino)	Director	March 31, 2003
/s/ MERLE L. GILMORE (Merle L. Gilmore)	Director	March 31, 2003
/s/ JEFFREY D. SAPER (Jeffrey D. Saper)	Director	March 31, 2003
/s/ KENNETH E. WESTRICK (Kenneth E. Westrick)	Director	March 31, 2003
/s/ JOSEPH R. WRIGHT, JR. (Joseph R. Wright, Jr.)	Director	March 31, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO

SECTION 302(a) OF

THE SARBANES-OXLEY ACT OF 2002

I, Jonathan N. Zakin, certify that:

1. I have reviewed this annual report on Form 10-K of Proxim Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/ JONATHAN N. ZAKIN

Jonathan N. Zakin
Chief Executive Officer
and Chairman of the Board of Directors

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO

SECTION 302(a) OF

THE SARBANES-OXLEY ACT OF 2002

I, Keith E. Glover, certify that:

1. I have reviewed this annual report on Form 10-K of Proxim Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/ KEITH E. GLOVER
Keith E. Glover
Executive Vice President, Chief
Financial Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description
2.1(1)	Amended and Restated Acquisition Agreement, dated as of September 30, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.
2.2(1)	Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.
2.3(2)	Agreement and Plan of Reorganization, dated as of January 16, 2002, among the Registrant, Walnut-Pine Merger Corp. and Proxim, Inc.
2.4(3)	Asset Purchase Agreement, dated as of June 14, 2002, by and between the Registrant and Agere Systems, Inc.
2.5(3)	Securities Purchase Agreement, dated as of June 16, 2002, by and among the Registrant, Warburg Pincus Private Equity VIII, L.P., Broadview Capital Partners L.P. and Broadview Capital Partners Qualified Purchasers Fund L.P.
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Registrant.
3.3(2)	Amended and Restated By-laws of the Registrant.
4.1(1)	Form of the Registrant's Class A Common Stock Certificate.
4.2(1)	Stockholders Agreement, dated as of October 31, 1999, among the Registrant, WMC Holding Corp., GTI Acquisition Corp. and Glenayre Technologies, Inc.
4.3(1)	Registration Rights Agreement, dated as of June 8, 2000, among the Registrant, Ripplewood Holdings L.L.C. and WMC Holding Corp.
4.4(2)	Stockholders Agreement, dated as of January 16, 2002, among Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund, L.P., WMC Holding L.L.C. and the Registrant.
4.5(4)	Warrant to Purchase Common Stock of Proxim, Inc. issued to Motorola Corporation on June 2, 1999.
4.6(4)	Investor Rights Agreement dated as of June 2, 1999 between Proxim, Inc. and Motorola Corporation.
4.7(5)	Registration Rights Agreement between Proxim, Inc. and Siemens Aktiengesellshaft and Siemens Information and Communication Mobile LLC dated September 27, 2000.
4.8(6)	Common Stock and Warrant Purchase Agreement dated as of November 27, 2001 by and between Proxim, Inc. and each of the purchasers named in Exhibit A thereto.
4.9(6)	Form of Proxim, Inc. Common Stock Warrant issued to each of the purchasers (other than UBS Global Equity Arbitrage Master Ltd. and PIPES Corporate Strategies Ltd.) in connection with the Common Stock and Warrant Purchase Agreement dated as of November 27, 2001.
4.10(6)	Form of Proxim, Inc. Common Stock Warrant issued to UBS Global Equity Arbitrage Master Ltd. and PIPES Corporate Strategies Ltd. in connection with the Common Stock and Warrant Purchase Agreement dated as of November 27, 2001.
4.11(6)	Form of Proxim, Inc. Irrevocable Proxy executed by each of UBS Global Equity Arbitrage Master Ltd. and PIPES Corporate Strategies Ltd. in connection with the Common Stock and Warrant Purchase Agreement dated as of November 27, 2001.
4.12	Form of Registrant's Senior Convertible Promissory Notes issued

	to each of the investors in connection with the Securities Purchase Agreement, dated June 16, 2002.
4.13	Form of Registrant's Warrant issued to each of the investors in connection with the Securities Purchase Agreement, dated June 16, 2002.
10.1(1)*	Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., Seaview Holdings L.L.C., the Registrant and Jonathan N. Zakin.
10.2(1)	Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., The Michael and Roberta Seedman Revocable Trust, Michael Seedman and the Registrant.
10.3(1)*	Employment Agreement, dated as of November 1, 1999, by and between the Registrant and Amir Zoufonoun.
10.4(1)*	Subscription and Employee Stockholder's Agreement, dated as of January 31, 2000, among WMC Holding Corp., the Registrant, Ripplewood Partners, L.P. and Amir Zoufonoun.
10.5(1)*	1999 Western Multiplex Corporation Stock Incentive Plan.
10.6(1)*	Western Multiplex Corporation Employee Stock Purchase Plan.
10.7(1)*	Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors.
10.8(1)	Stocking Distributor Agreement, dated May 27, 1998, by and between the Registrant and Somera Communications Inc.
10.9(1)	Credit Agreement, dated as of November 1, 1999, among the Registrant, Credit Suisse First Boston as Lead Arranger and as Agent and the several financial institutions from time to time party to the agreement.
10.10(1)	Assignment and Assumption Agreement, dated October 18, 1999, between the Registrant and Glenayre Electronics, Inc., including the Lease, dated July 1, 1996, between Glenayre Electronics, Inc. and Yercaf N.V.
10.11(1)	Lease, dated February 27, 1998, between Ubiquity Communication, Inc. and G&W/Copley Redwood Business Park, L.P.
10.12(7)*	Amended Promissory Note, dated as of January 26, 2001, made by Amir Zoufonoun in favor of the Registrant.
10.13(1)*	Amendment No. 1 to 1999 Western Multiplex Corporation Stock Incentive Plan, dated June 8, 2000.
10.14(1)	Intellectual Property Assignment, dated November 1, 1999, from Glenayre Electronics, Inc. to the Registrant.
10.15(1)	License Agreement, dated November 1, 1999, by and between Glenayre Electronics, Inc. and the Registrant.
10.16(1)*	Ubiquity Communication, Inc. 1997 Stock Option Plan.
10.17(1)*	Ubiquity Communication, Inc. 1998 Stock Plan.
10.18(1)*	Ubiquity Communication, Inc. 1999 Stock Plan.
10.19(1)*	Amendment No. 1 to Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors, dated June 19, 2000.
10.20(1)	Management Services Agreement between Ripplewood Holdings L.L.C. and the Registrant, dated November 1, 1999.
10.21(1)	Security Agreement, dated as of November 1, 1999, made by the Registrant in favor of Credit Suisse First Boston, as Agent.
10.22(1)	Intellectual Property Security Agreement, dated as of November 1, 1999, between Credit Suisse First Boston, as Agent, and the Registrant.
10.23(2)	Indemnification Agreement, dated as of January 15, 2002, among the Registrant, WMC Holding L.L.C., Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund, L.P.
10.24(2)*	Employment Agreement, dated January 16, 2002, between the Registrant and David C. King.
10.25(7)*	Amended Employment and Co-Investment Agreement, dated as of May 9, 2001, among Ripplewood Partners L.P., WMC Holding LLC,

	Seaview Holdings L.L.C., the Registrant and Jonathan N. Zakin.
10.26(7)*	Amendment No. 2 to Western Multiplex Corporation Stock Incentive Plan, dated May 18, 2001.
10.27(8)*	Form of Proxim, Inc. Indemnification Agreement for Officers and Directors, Delaware.
10.28(9)*	Proxim, Inc. 1994 Director Option Plan, as amended and restated.
10.29(10)*	Proxim, Inc. Form of 1994 Director Option Plan Subscription Agreement.
10.30(11)*	Proxim, Inc. 1995 Long-Term Incentive Plan, as amended and restated.
10.31(12)*	Proxim, Inc. Form of 1995 Long-Term Incentive Plan Subscription Agreement.
10.32(13)*	Proxim, Inc. 1999 Nonstatutory Stock Option Plan, as amended and restated.
10.33(14)*	Proxim, Inc. Form of 1999 Nonstatutory Stock Option Plan Subscription Agreement.
10.34(15)*	Change of Control Severance Agreement entered into June 18, 1998 between Proxim, Inc. and David C. King.
10.35(15)*	Change of Control Severance Agreement entered into June 18, 1998 between Proxim, Inc. and Keith E. Glover.
10.36(16)	Sublease Agreement between Applied Materials , Inc. (sublandlord) and Proxim, Inc. (subtenant) dated March 3, 1999.
10.37(17)*	Reimbursement and Security Agreement between Proxim, Inc. and David C. King dated March 15, 2001.
10.38(18)	Intellectual Property Agreement, dated as of August 5, 2002, by and between Agere Systems, Inc. and the Registrant.
10.39(18)	Patent License Agreement, dated as of August 5, 2002, by and among Agere Systems Guardian Corporation, Agere Systems, Inc. and the Registrant.
10.40(18)	Supply Agreement, dated as of August 5, 2002, by and between Agere Systems, Inc. and the Registrant.
10.41*	First Amendment to Employment Agreement, dated December 9, 2002, between the Registrant and David C. King
10.42	Loan and Security Agreement, dated December 27, 2002, by and between Silicon Valley Bank and the Registrant
10.43	Amendment to Loan Agreement, dated March 18, 2003, by and between Silicon Valley Bank and the Registrant
21(2)	Subsidiaries of the Registrant.
23	Consent of Independent Accountants.
99.1	Certification of Chief Executive Officer pursuant to 18. USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to 18. USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-35200), as amended.

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-82014).

(3) Incorporated by reference to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2002.

(4) Incorporated by reference to Proxim, Inc.'s Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 1999.

(5) Incorporated by reference to Proxim, Inc.'s Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

(6) Incorporated by reference to Proxim, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2001.

(7) Incorporated by reference to the Registrant's Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2002.

(8) Incorporated by reference to Proxim, Inc.'s Registration Statement No. 33-70712 filed with the Securities and Exchange Commission on December 15, 1993.

(9) Incorporated by reference to Proxim, Inc.'s Registration Statement No. 333-88369 filed with the Securities and Exchange Commission on October 4, 1999.

(10) Incorporated by reference to Proxim, Inc.'s definitive proxy materials filed with the Securities and Exchange Commission on April 15, 1994.

(11) Incorporated by reference to Proxim, Inc.'s Registration Statement No. 333-54390 filed with the Securities and Exchange Commission on January 26, 2001.

(12) Incorporated by reference to Proxim, Inc.'s Registration Statement No. 33-94910 filed with the Securities and Exchange Commission on July 24, 1995.

(13) Incorporated by reference to Proxim Corporation's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 27, 2002.

(14) Incorporated by reference to Proxim, Inc.'s Registration Statement No. 333-54390 filed with the Securities and Exchange Commission on January 26, 2001.

(15) Incorporated by reference to Proxim, Inc.'s Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999.

(16) Incorporated by reference to Proxim, Inc.'s Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 1999.

(17) Incorporated by reference to Proxim, Inc.'s Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.

(18) Incorporated by reference to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2002.

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PROXIM CORPORATION

935 Stewart Drive
Sunnyvale, California 94085



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be Held on May 29, 2003

To the Stockholders of Proxim Corporation:

Notice is hereby given that the annual meeting of stockholders of Proxim Corporation, a Delaware corporation (the "Company" or "Proxim"), will be held on Thursday, May 29, 2003 at 10:00 a.m. local time at the Company's principal executive offices located at 935 Stewart Drive, Sunnyvale, California 94085 for the following purposes, all as more fully described in the attached proxy statement:

1. To elect two Class III directors to hold office until the 2006 annual meeting of stockholders.
2. To approve a proposed amendment to Proxim Corporation's Amended and Restated Certificate of Incorporation to increase the total number of shares of stock that the Corporation shall have authority to issue from 325,000,000 to 425,000,000, to make corresponding adjustments in the number of shares of such authorized common stock designated as Class A common stock and Class B common stock, and to reflect certain related voting rights of Series A preferred stock.
3. To ratify the appointment of PricewaterhouseCoopers LLP as independent accountants of the Company for the fiscal year ending December 31, 2003.
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders are urged to read carefully the attached proxy statement for additional information concerning the matters to be considered at the annual meeting. The Board of Directors has fixed the close of business on April 4, 2003 as the record date for identifying those stockholders entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements of the annual meeting. Only stockholders of record at the close of business on the record date will be entitled to notice of, and to vote at, the annual meeting or any postponement or adjournment thereof.

All stockholders are cordially invited to attend the annual meeting in person. Whether or not you expect to attend the annual meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Holders of record may also vote by telephone by following the instructions provided on the enclosed proxy card. Even if you have returned your proxy card or voted by telephone, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from that broker, bank or other nominee a proxy card issued in your name.

Enclosed with the attached proxy statement is a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

By Order of the Board of Directors,

Keith E. Glover
Executive Vice President,
Chief Financial Officer and Secretary

Sunnyvale, California
April 29, 2003



PROXIM CORPORATION

935 Stewart Drive
Sunnyvale, California 94085

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
To be Held on May 29, 2003

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of Proxim Corporation (formerly, Western Multiplex Corporation, "Western Multiplex") (the "Company" or "Proxim") for use at the Company's annual meeting of stockholders to be held on Thursday, May 29, 2003 at 10:00 a.m. local time, or at any adjournment or postponement of the meeting, for the purposes set forth in this proxy statement and in the accompanying notice of annual meeting. The annual meeting will be held at the Company's principal executive offices located at 935 Stewart Drive, Sunnyvale, California 94085. We intend to mail this proxy statement and accompanying proxy card on or about April 30, 2003, to all stockholders entitled to vote at the annual meeting.

Recent Significant Business Combinations

On March 26, 2002, following receipt of approval of the stockholders of Western Multiplex and Proxim, Inc., Western Multiplex and Proxim, Inc. consummated a merger pursuant to the terms of an Agreement and Plan of Reorganization, dated as of January 16, 2002 (the "Merger Agreement"), among Western Multiplex, Proxim, Inc. and Walnut-Pine Merger Corp., a wholly-owned subsidiary of Western Multiplex ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub merged with and into Proxim, Inc. (the "Merger"), with Proxim, Inc. surviving the Merger as a wholly-owned subsidiary of Western Multiplex. In connection with the Merger, Western Multiplex, trading symbol "WMUX," changed its name to "Proxim Corporation" and its trading symbol to "PROX." As a result of the Merger, each share of Proxim, Inc. common stock was converted into the right to receive 1.8896 shares of the Company's common stock (the "Exchange Ratio"). Each outstanding option to purchase shares of Proxim, Inc. common stock was assumed by the Company and converted into an option to purchase a number of shares of the Company, adjusted based on the Exchange Ratio, with the exercise price adjusted accordingly.

On August 5, 2002, we acquired the 802.11 WLAN systems business of Agere Systems Inc., including the ORiNOCO™ product line, for $65 million in cash (the "ORiNOCO Acquisition"). To finance our acquisition of Agere's 802.11 WLAN systems business, we entered into a Securities Purchase Agreement with Warburg Pincus Private Equity VIII, LP, Broadview Capital Partners LP and affiliated entities, which agreed to collectively invest $75 million in Proxim. These investors received 1,640,000 shares of redeemable convertible Series A Preferred Stock in the amount of approximately $41 million, with a conversion price of approximately $3.06 per share, and warrants to purchase approximately 6.7 million shares of our common stock valued at $12.3 million. The remaining $34 million of the investment was in the form of convertible notes. Pursuant to the Securities Purchase Agreement, we also agreed to hold a special meeting of our stockholders to approve the conversion of the notes and the issuance to the investors of additional warrants to purchase shares of our common stock. Upon receipt of approval of our stockholders at the special meeting held on October 8, 2002, we converted the notes issued to these investors into 1,360,000 shares of our Series A preferred stock and we granted to the investors additional warrants to purchase approximately 5.6 million shares of our common stock. In total, these investors received 3,000,000 shares of our Series A preferred stock and were granted warrants to acquire 12,271,345 shares of common stock for approximately $3.06 per share.

Solicitation

The Company will pay for the entire cost of proxy solicitations in connection with the annual meeting, including preparation, assembly, printing and mailing of solicitation materials. We will provide copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding shares of common stock beneficially owned by others to forward these materials to the beneficial owners of common stock. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials. Directors, officers or other regular employees of ours, or if we request, our proxy solicitor, may also solicit proxies by telephone, telegram or in person. We will not additionally compensate directors, officers or other regular employees for these services but Georgeson Shareholder will be paid its customary fee of approximately $7,500 if we use it for solicitation.

Record Date, Voting Rights and Outstanding Shares

Only stockholders of record at the close of business on April 4, 2003 will be entitled to notice of, and to vote at, the annual meeting. As of such date, there were (i) 121,579,796 shares of our common stock outstanding and entitled to vote, held by approximately 443 stockholders of record, and (ii) 3,000,000 shares of Series A preferred stock outstanding and entitled to vote on an as-converted basis, held by 4 stockholders of record. As of April 4, 2003, such holders of Series A preferred stock would have been entitled to receive, upon conversion of their preferred shares, an aggregate of 25,851,557 shares of our common stock.

On all matters to be voted upon at the annual meeting, each holder of record of common stock will be entitled to one vote for each common share held as of April 4, 2003. In addition, on all matters to be voted upon at the annual meeting, each holder of record of Series A preferred stock will be entitled to a number of votes per share of Series A preferred stock as such holder would have been entitled to receive in the event each such share of Series A preferred stock held as of April 4, 2003 had been converted into common stock in accordance with applicable conversion rights.

Proxies properly executed, duly returned to the Company and not revoked will be voted in accordance with the specifications indicated. Where no specifications are given, such proxies will be voted as the management of the Company may propose. If any matter not described in this proxy statement is properly presented for action at the meeting, the persons named on the enclosed proxy card will have discretionary authority to vote according to their best judgment.

Quorum, Abstentions and Broker Non-Votes

The required quorum for the transaction of business at the annual meeting is a majority of votes eligible to be cast by the holders of shares of common stock issued and outstanding and the holders of shares of preferred stock, on an as-converted basis, issued and outstanding as of the close of business on April 4, 2003. Shares that are voted "FOR," "AGAINST," "WITHHELD" or "ABSTAIN" in respect of any matter presented at the annual meeting are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the annual meeting (the "Votes Cast") with respect to each such matter.

While there is no definitive statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for the purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of Votes Cast with respect to a proposal (other than the election of directors). In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal.

The Delaware Supreme Court has held that, while broker non-votes should be counted for purposes of determining the presence or absence of a quorum for the transaction of business, broker non-votes should not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. The Company intends to treat broker non-votes in a similar manner. Thus, a broker non-vote will not affect the outcome of the voting on a proposal.

Revocability of Proxies

Any person giving a proxy in response to this solicitation has the power to revoke it at any time prior to the time that proxy is voted at the annual meeting. Proxies may be revoked by any of the following actions:

- delivering a written notice to our corporate secretary at our principal executive offices (935 Stewart Drive, Sunnyvale, California 94085) bearing a date later than the date of the proxy stating that the proxy is revoked;
- signing and delivering a later-dated proxy relating to the same shares to our corporate secretary at our principal executive offices;
- delivering a later-dated proxy using the telephone voting procedures described on the enclosed proxy card; or
- attending the annual meeting and voting in person (although attendance at the meeting will not, by itself, revoke a proxy).

Stockholder Proposals

If a stockholder intends to submit a proposal at our 2004 annual meeting of stockholders and desires to have such proposal included in the Company's proxy materials relating to such meeting, such proposal must be received by the Company at its principal executive offices no later than January 1, 2004, which is 120 calendar days prior to the anniversary of the mailing date of this proxy statement, and must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy statement and form of proxy for that annual meeting. Stockholders are advised to review the Company's Amended and Restated Bylaws (the "Bylaws"), which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

If a stockholder intends to submit a proposal at our 2004 annual meeting of stockholders that is not eligible for inclusion in the proxy statement relating to the meeting, and the stockholder fails to give us notice in accordance with the requirements set forth in the Securities Exchange Act of 1934, as amended, no later than March 16, 2004, which is 45 calendar days prior to the anniversary of the mailing date of this proxy statement, then the Company's proxy holders will be allowed to use their discretionary authority when and if the proposal is raised at our 2004 annual meeting.

The Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's annual meeting.

PROPOSAL I

ELECTION OF DIRECTORS

The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws provide that the Board of Directors shall be divided into three classes. During the fiscal year ended December 31, 2002 and for the periods specified, each class consisted of the directors named below. The term of office for Class I expires at the annual meeting of stockholders to be held in 2004, the term of office for Class II expires at the annual meeting of stockholders to be held in 2005 and the term of office for Class III expires at the annual meeting of stockholders to be held on May 29, 2003. The term of each director in these three classes is for three years following election, or until earlier death, resignation or retirement. A director appointed to fill a vacancy (including a vacancy created by an increase in the size of the Board of Directors) will serve for the remainder of the term of the class of directors in which the vacancy occurred or until his or her successor is duly elected and qualified. In addition, for so long as Warburg Pincus Private Equity VIII, LP and its affiliates beneficially own at least twenty-five percent of the shares of our Series A preferred stock issued to it in connection with the ORiNOCO Acquisition or the shares of common stock issuable on conversion of its Series A preferred stock, Warburg Pincus Private Equity VIII, LP has the right to nominate for election one individual to serve as a Class II director.

Directors Serving During the Fiscal Year Ended December 31, 2002

Directors Prior to the Merger

From January 1, 2002 until March 26, 2002, the following nine individuals served on our Board of Directors:

Class I: Michael J. Boskin, Jeffrey M. Hendren and Michael S. Seedman

Class II: Hironori Aihara, Peter O. Crisp and Amir Zoufonoun

Class III: Timothy C. Collins, Stanley S. Shuman and Jonathan N. Zakin

In connection with the Merger and effective March 26, 2002, Dr. Boskin and Messrs. Aihara, Collins, Crisp, Hendren, Seedman, Shuman, Zakin and Zoufonoun each tendered resignations from the Board of Directors of Western Multiplex.

Directors Following the Merger

Also in connection with the Merger and effective March 26, 2002, the following individuals, excluding Mr. Bettino, were duly nominated and appointed as members of the Board of Directors of Proxim Corporation. At our annual meeting held on June 13, 2002, the stockholders of the Company reelected as Class II directors each of Dr. Boskin and Messrs. Gilmore and Zakin. In connection with the ORiNOCO Acquisition and effective October 8, 2002, Mr. Bettino was duly nominated by Warburg Pincus Private Equity VIII, LP and appointed by our Board of Directors to serve as a Class II director. Each of the following directors was serving on our Board of Directors as of December 31, 2002.

Class I: David C. King and Kenneth E. Westrick

Class II: Lorenzo A. Bettino, Michael J. Boskin, Merle L. Gilmore and Jonathan N. Zakin

Class III: Jeffrey D. Saper and Joseph R. Wright, Jr.

In March 2003, Dr. Boskin tendered his resignation from our Board of Directors. The Board of Directors is endeavoring to select a qualified director nominee to fill the vacancy created by the resignation of Dr. Boskin.

The term of the Class III directors expires on the occurrence of our annual meeting on May 29, 2003. The current directors are nominated for reelection for a Class III directorship. If elected at the annual meeting, each of the nominees will serve until the 2006 annual meeting or until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Directors are elected by a plurality (excess of votes cast over opposing nominees) of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by signed proxies will be voted, if the authority to do so is not withheld, on an as-converted basis for the election of the two nominees, named below, for reelection to a Class III directorship. If any nominee unexpectedly is unavailable for election, these shares will be voted for the election of a substitute nominee proposed by a majority of directors then in office, provided a quorum is present. Each person nominated for election has agreed to serve if elected. We have no reason to believe that either nominee will be unable to serve as a director of the Company.

Set forth below is biographical information for each person nominated for reelection and each other current director of the Company.

Nominees for Reelection to a Class III Directorship for a Three-Year Term Expiring at the 2006 Annual Meeting

Jeffrey D. Saper, Age 55. Mr. Saper has served as a member of our Board of Directors since March 2002. From December 1997 to March 2002, Mr. Saper served as a director of Proxim, Inc. and from February 1997 to March 2002, Mr. Saper served as Proxim, Inc.'s Secretary. Mr. Saper has been a corporate partner in the firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, since 1980 and is currently also a member of the firm's Executive Management Committee and Policy Committee. Mr. Saper also serves on the board of directors of Converse, Inc., an athletic footwear maker. Mr. Saper received a J.D. and a B.A., both from New York University.

Joseph R. Wright, Jr., Age 64. Mr. Wright has served as a member of our Board of Directors since March 2002. Since August 2001, Mr. Wright has also served as President and Chief Executive Officer of PanAmSat, Corp., one of the world's largest providers of global satellite-based communications services. Mr. Wright is Vice Chairman of Terremark Worldwide, Inc., a developer and operator of network access points (NAP's) in the United States and Brazil. Previously, he served as Chairman and Director of GRC International, a public company providing advanced IT, Internet and software technologies to government and commercial customers. Mr. Wright also served as deputy director and director of the Federal Office of Management and Budget and a member of the President's Cabinet during the Reagan Administration from 1982 to 1989 and, from 1981 to 1982, as Deputy Secretary of Commerce. Mr. Wright held positions as President of two Citibank subsidiaries and as a partner of Booz Allen & Hamilton, Inc. Mr. Wright also serves on the board of directors of the following public companies: Fairmarket, Inc., an excess inventory solutions provider; Titan Corporation, an information and communications solutions provider for national security; and Verso Technologies, Inc., a next generation communications solutions provider. Mr. Wright received an M.I.A. from Yale University and a B.S. in Professional Engineering from the Colorado School of Mines.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE.

Class I Directors Continuing in Office Until the 2004 Annual Meeting

David C. King, Age 43. Mr. King has served as Vice Chairman of our Board of Directors since December 2002. From March 2002 to December 2002, Mr. King served as our President and Chief Operating Officer. Prior to the Merger, Mr. King served as Chairman of the Board of Directors, President and Chief Executive Officer of Proxim, Inc. When Mr. King joined Proxim, Inc. in 1992, he served as Vice President of Marketing and Acting Chief Financial Officer. He was appointed President, Chief Executive Officer and director of Proxim in 1993 and was appointed Chairman of the Board of Directors in 1996. From 1990 to 1992, prior to joining Proxim, Inc., Mr. King served as Vice President of Marketing and General Manager of Customer Service for Vitalink Communications Corporation, a LAN internetworking subsidiary of Network Systems Corporation. Mr. King has also held senior management positions within the high technology and healthcare practices of McKinsey & Company, Inc. Mr. King received an M.B.A., a J.D. and a B. A., all from Harvard University.

Kenneth E. Westrick, Age 45. Mr. Westrick has served as a member of our Board of Directors since March 2002. From 1997 to 2001, Mr. Westrick served as President and Chief Executive Officer of New Focus, Inc., a supplier of fiber optic components. Prior to 1997, Mr. Westrick spent nine years at Cornerstone Imaging, Inc., where he held positions including Senior Vice President, General Manager of the Display Division and Managing Director of Europe. Mr. Westrick received an M.B.A. from Stanford University and a B.A. from Northwestern University.

Class II Directors Continuing in Office Until the 2005 Annual Meeting

Lorenzo A. Bettino, Age 42. Mr. Bettino has served as a member of our Board of Directors since October 2002. Since September 2001, Mr. Bettino has been a Managing Director of Warburg Pincus & Co. From 1996 to 2001, Mr. Bettino was a founding partner at Baker Capital, a private equity firm. From 1989 to 1996, Mr. Bettino was a partner with Dillon Read Venture Capital, where he focused on technology and data communications investments. An experienced engineer, Mr. Bettino held a series of positions at International Business Machines Corporation prior to 1989. Mr. Bettino serves as a director of SS8 Networks, Inc., a telecommunications software provider, and as a director of Elematics, Inc., an optical data communications software provider. Mr. Bettino received an M.B.A. from Harvard Business School and a B.S. in Electrical Engineering in electrical engineering from Rensselaer Polytechnic Institute.

Merle L. Gilmore, Age 55. Mr. Gilmore has served as a member of our Board of Directors since March 2002. Since August 2001, Mr. Gilmore has been an industrial partner with Ripplewood Investments LLC, a private equity firm. Since May 2001, he has also been Chairman of the Board of D&M Holdings Inc., the parent company of Japan-based premium audio, video and home theater brands Denon and Marantz. Mr. Gilmore spent 30 years at Motorola, Inc. prior to retiring in 2000, and during this time he held several executive positions in Motorola's telecommunications businesses. Mr. Gilmore also led Motorola's acquisition of General Instruments and was President of Europe, Middle East and Africa. Mr. Gilmore received an M.S.E.E. from Florida Atlantic University and a B.S.E.E. from the University of Illinois.

Jonathan N. Zakin, Age 53. Mr. Zakin has served as our Chairman of the Board of Directors and Chief Executive Officer since March 2002. From November 1999 to March 2002, Mr. Zakin served as Chairman of the Board of Directors and Chief Executive Officer of Western Multiplex. Mr. Zakin is also the Manager of Seaview Holdings, LLC, a private investment fund, and Leeward Management Inc., a private investment firm. Mr. Zakin served as President of Leeward Technology Partners LLC from 1997 until its dissolution in January 2002. Leeward Technology Partners LLC was a joint venture with, and an affiliate of, Ripplewood Investments LLC (formerly known as Ripplewood Holdings LLC). Mr. Zakin also held executive positions at U.S. Robotics, a communications equipment company that merged with 3Com Corporation in 1997, including Executive Vice President of Business Development and Corporate Strategy from 1995 to 1997, Executive Vice President of Sales and Marketing from 1989 to 1995 and Vice President of Sales from 1987 to 1989. Mr. Zakin was elected a director of U.S. Robotics in 1988. He has also held various executive and management positions, both domestically and internationally, with Winterhalter, Inc., Cosma International, Brisk and Kindle and J. Henry Schroder Corp. Mr. Zakin received an M.B.A. from Harvard Business School and a B.A. from New York University.

Board Committees and Meetings

The Board of Directors of the Company held a total of 15 meetings during 2002. The Board of Directors has an audit committee and a compensation committee. No incumbent director who served as a director during our fiscal year ended December 31, 2002 attended fewer than 75% of the sum of (i) the total number of meetings of the Board of Directors held during the applicable period of service as a director and (ii) the total number of meetings of all committees of the Board of Directors held during the applicable period of service as a member of such committee. The Board of Directors did not have a nominating committee during 2002 but is endeavoring to establish a nominating committee consisting of at least two members.

The audit committee of the Board of Directors held a total of 3 meetings during 2002. From January 1, 2002 until March 26, 2002, Messrs. Aihara, Crisp, Hendren and Seedman served as members of the audit committee, with Mr. Crisp serving as the audit committee chair. Following the Merger and effective March 26, 2002, Messrs. Gilmore, Saper and Wright served as members of the audit committee, with Mr. Wright serving as the committee's chair.

In discharging its duties, the audit committee performs the following functions, among others: (i) reviews and approves the scope of the annual audit, non-audit services to be performed by the independent accountants and the independent accountants' audit and non-audit fees; (ii) appoints and, as appropriate, replaces the independent auditors, pre-approves all audit and non-audit services of the independent accountants and assesses the qualifications and independence of the independent accountants; (iii) reviews the performance of the Company's internal audit function, the Company's auditing, accounting and financial reporting procedures and independent accountants; (iv) reviews the general scope of our accounting, financial reporting, annual audit and internal audit programs and matters relating to internal control systems; (v) monitors the Company's compliance with related legal and regulatory requirements; (vi) retains, when necessary and appropriate, independent legal, accounting or other advisors, (vii) meets independently with our independent accountants and senior management; (viii) reviews and discusses with management periodic and annual reports prepared by the Company for filings with the Securities and Exchange Commission, including making a recommendation to our Board of Directors that the audited financial statements of the Company be included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission; and (ix) reviews the results of the annual audit and interim financial statements, auditor independence issues and the adequacy of the written audit committee charter adopted by our Board of Directors. A report of the audit committee for our fiscal year ended December 31, 2002 is included below in the section entitled *"Audit Committee Report."*

The Board of Directors of the Company evaluated the independence of audit committee members during 2002 under Rule 4200, as amended, of the listing standards of the National Association of Securities Dealers ("NASD"). Under Rule 4200, each of the current audit committee members, Messrs. Gilmore, Saper and Wright, are considered independent. In addition, each of Messrs. Aihara, Crisp and Seedman were considered independent under the Rule during their service as members of the audit committee from January 1, 2002 until March 26, 2002. Mr. Hendren was not considered independent under the Rule because, during the term of his service as an audit committee member, Mr. Hendren was an employee of Ripplewood Investments LLC, an affiliate of the Company's controlling stockholder prior to the Merger. Our Board of Directors determined, however, that the addition of Mr. Hendren to the audit committee was appropriate and acceptable prior the Merger because his extensive industry and financial expertise and background served the best interests of the Company and its stockholders at that time. Our Board further determined that Mr. Hendren's service as an audit committee member from January 1, 2002 until March 26, 2002 complied with the conditions stipulated in Rule 4350 of the listing standards of the NASD that allow one director who is not independent to serve on the audit committee of the Board of Directors in exceptional and limited circumstances.

Following the annual meeting, the Board of Directors will reconsider the constitution of our audit committee for fiscal year 2003 and beyond in view of the independence requirements of the Sarbanes-Oxley Act of 2002.

The compensation committee of the Board of Directors held a total of 2 meetings during 2002. From January 1, 2002 until March 26, 2002, Dr. Boskin and Messrs. Crisp and Hendren served as members of the compensation committee, with Mr. Crisp serving as the compensation committee chair. Following the Merger and effective March 26, 2002, Dr. Boskin and Messrs. Gilmore and Westrick served as members of the compensation committee, with Mr. Westrick serving as the committee's chair. The compensation committee is primarily responsible for making recommendations to the Board of Directors regarding the Company's executive compensation policy and incentive compensation policy for employees and consultants to the Company and for making final determinations regarding bonus arrangements and awards of stock options for such persons. A report of the compensation committee for our fiscal year ended December 31, 2002 is included below in the section entitled *"Report of the Compensation Committee on Executive Compensation."*

Messrs. Gilmore and Westrick will continue in their capacities as compensation committee members for fiscal year 2003. The Board of Directors is endeavoring to appoint a third compensation committee member to fill the vacancy created by the resignation of Dr. Boskin.

The Board of Directors intends to comply with new rules relating to the composition and duties of the Board and its committees, as promulgated by the Securities and Exchange Commission and the Nasdaq National Market, no later than the compliance dates set forth in releases and regulations relating to the final adoption of such rules.

PROPOSAL II

APPROVE THE PROPOSED AMENDMENT TO THE PROXIM CORPORATION AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Board of Directors recommends that the Company's stockholders approve an amendment to Section A of Article IV of our Certificate of Incorporation (i) to increase the total number of shares of stock that the Corporation shall have authority to issue from 325,000,000 to 425,000,000, (ii) to adjust the number of shares of common stock designated as Class A common stock of the Company from 200,000,000 to 390,000,000, (iii) to adjust the number of shares of common stock designated as Class B common stock of the Company from 100,000,000 to 10,000,000, and (iv) to reflect certain voting rights of the holders of Series A preferred stock with respect to changes in Section A of Article IV of our Certificate of Incorporation that adversely affect the rights of such holders, as such voting rights are set forth in the Certificate of Designations, Preferences and Privileges of Series A Convertible Preferred Stock of Proxim Corporation (the "Certificate of Designations").

The primary purpose of this amendment to our Certificate of Incorporation is to make available for issuance by the Company additional shares of Class A common stock, which constitutes the only class of our common stock that is currently outstanding. In connection with our initial public offering in August 2000, each share of Class B common stock issued and outstanding converted automatically into one share of Class A common stock, the holders of such converted shares became entitled to the same rights and privileges of other holders of Class A common stock, and each authorized share of Class B common stock was canceled. There are currently no shares of Class B common stock outstanding and Proxim has no plans to issue shares of Class B common stock. If the proposed amendment is approved, additional shares of Class A common stock will be available for issuance by the Company pursuant to the exercise of outstanding stock options and the conversion of outstanding warrants and Series A preferred stock. As of April 4, 2003, there were 191,641,756 shares of Class A common stock outstanding on a fully-diluted basis, including: 121,579,796 shares of Class A common stock outstanding, 25,851,557 shares to be issued upon conversion of our Series A preferred stock outstanding, 30,367,748 shares to be issued pursuant to the exercise of options outstanding and 13,842,655 shares to be issued pursuant to the exercise of warrants outstanding.

In addition, our Board of Directors believes that the availability of additional authorized but unissued shares will provide it with the flexibility to issue Class A common stock for other proper corporate purposes that may be identified in the future, such as to raise capital through the issuance of securities, to make acquisitions using securities as consideration, to issue additional securities if required by the terms of our Series A preferred stock, to issue securities in connection with strategic relationships with other companies, and to adopt additional employee benefit plans or reserve additional shares for issuance under such plans. No additional action or authorization by our common stockholders would be necessary prior to the issuance of such additional shares, unless required by applicable law or the rules of any stock exchange or national securities association trading system on which our common stock is then listed or quoted. In certain cases, however, the approval of our Series A preferred stockholders would be necessary prior to the issuance of such additional shares, as required by the Certificate of Designations, applicable law or the rules of any stock exchange or national securities association trading system on which the preferred stock is then listed or quoted. While we believe that the proposed increase in the authorized Class A common stock will make available sufficient shares should we decide to use our shares for one or more of such previously mentioned purposes or otherwise, we reserve the right to seek further increases in the authorized shares from time to time in the future as considered appropriate by our Board of Directors.

Under our Certificate of Incorporation, the holders of our Class A common stock will not have preemptive rights with respect to future issuances of common stock. Each of the holders of our Series A preferred stock, for so long as such holder beneficially owns at least twenty-five percent of the shares of our common stock issuable to the holder on an as-converted and as-exercised basis under the terms of the Securities Purchase Agreement entered into by the Company and the Series A preferred stockholders, will generally have a right to purchase such holder's pro rata amount of any new issuances of equity securities by us (excluding, among other things, stock issued as consideration for mergers and acquisitions, employee stock options and in some registered public offerings). Thus, should our Board of Directors elect to issue additional shares of Class A common stock, our existing common stockholders would not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on our earnings per share and the voting power and percentage ownership of these current stockholders.

The increase in the authorized number of shares of Class A common stock pursuant to our Certificate of Incorporation could, under certain circumstances, have an anti-takeover effect, although this is not the intention of the proposed increase. For example, in the event of a hostile attempt to take over control of the Company, it may be possible for us to endeavor to impede the attempt by issuing shares of Class A common stock, thereby diluting the voting power of the other outstanding shares and increasing the potential cost to acquire control of the Company. The increase to the authorized number of shares of Class A common stock therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempt, our Certificate of Incorporation may limit the opportunity for the Company's stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The proposed amendment may have the effect of permitting the Company's current management, including our current Board of Directors, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of our business. However, our Board of Directors is not aware of any attempt to take control of the Company and has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

In addition, the amendment is designed to accurately reflect certain voting rights of the holders of our Series A preferred stock by conforming Section A of Article IV of our Certificate of Incorporation to the voting rights that are set forth in our Certificate of Designations. The holders of our Series A preferred stock have the right to vote with the common stock on an as-converted basis on all matters submitted to our stockholders. In addition, the holders of our Series A preferred stock also have the right to vote as a separate class on the following matters submitted to stockholders: (i) any changes to our Certificate of Incorporation or our Bylaws that adversely affect the rights of the holders of our Series A preferred stock; (ii) any offer, sale, or issuance of any equity or equity-linked securities of the Company ranking senior to or equally with the Series A preferred stock; and (iii) any repurchase or redemption of equity securities (other than from an employee, director or consultant following termination), or declaration or payment of any dividend on our common stock.

Section A of Article IV of our Certificate of Incorporation currently reads as follows:

"Capital Stock. (A) The total number of shares of stock that the Corporation shall have authority to issue is 325,000,000 of which (1) 200,000,000 shall be shares of common stock designated as Class A Common Stock, par value $.01 per share ("Class A Common Stock"), (2) 100,000,000 shall be shares of common stock designated as Class B Common Stock, par value $.01 per share ("Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"), and (3) 25,000,000 shall be shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any class or classes of stock voting separately as a class shall be required therefor."

If this amendment is approved, Section A of Article IV of our Certificate of Incorporation would be amended and restated in its entirety to read as follows:

"Capital Stock. (A) The total number of shares of stock that the Corporation shall have authority to issue is 425,000,000 of which (1) 390,000,000 shall be shares of common stock designated as Class A Common Stock, par value $.01 per share ("Class A Common Stock"), (2) 10,000,000 shall be shares of common stock designated as Class B Common Stock, par value $.01 per share ("Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"), and (3) 25,000,000 shall be shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any class or classes of stock voting separately as a class shall be required therefore except as required by the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Proxim Corporation."

Although this amendment proposes a change to our Certificate of Incorporation, under the Certificate of Designations, the holders of our Series A preferred stock are entitled to a separate class vote only in the event such a proposed amendment adversely affects their rights. Additional information about our Series A preferred stock on an as-converted basis can be found below in the section entitled *"Security Ownership of Certain Beneficial Owners and Management."*

The approval and adoption of the proposed amendment to our Certificate of Incorporation requires the affirmative vote of the holders of more than 66⅔% of the total voting power of the outstanding common stock and Series A preferred stock, voting together as a single class, on an as-converted basis.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "FOR" PROPOSAL II.

PROPOSAL III

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

We have selected PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2003. PricewaterhouseCoopers LLP served as our independent accountants for the fiscal year ended December 31, 2002 and Arthur Andersen LLP served as our independent accountants for the fiscal years ended December 31, 2000 and 2001. On March 21, 2002, our Board of Directors, upon recommendation of the audit committee, made a determination not to engage Arthur Anderson LLP as the Company's independent accountants and, on March 26, 2002, engaged PricewaterhouseCoopers LLP to serve as the Company's independent accountants for our fiscal year ended December 31, 2002. PricewaterhouseCoopers LLP served as Proxim, Inc.'s independent accountants prior to the Merger. Additional information about the former engagement of Arthur Andersen LLP as our independent accountants is included below in the section entitled *"Independent Public Accountants."*

We are submitting our selection of independent accountants for ratification by the Company's stockholders at the annual meeting to be held on May 29, 2003. We expect that representatives of PricewaterhouseCoopers LLP will be present at the annual meeting of stockholders and that they will have the opportunity to make a statement, if they desire to do so. In addition, we expect that these representatives will be available at the annual meeting to respond to appropriate questions.

Our Bylaws do not require that the Company's stockholders ratify the selection of PricewaterhouseCoopers LLP as our independent accountants. However, we are submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, our audit committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the audit committee, in its sole discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent accountants.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL III.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock and Series A preferred stock as of April 4, 2003 by (i) each stockholder that we know is the beneficial owner of more than 5% of the common stock and each beneficial owner of our Series A preferred stock, (ii) each executive officer of the Company named in the Summary Compensation Table in the section below entitled *"Executive Compensation,"* (iii) each director and nominee for director and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated below, the address for each listed 5% stockholder, director and executive officer is c/o Proxim Corporation, 935 Stewart Drive, Sunnyvale, California 94085.

	Common Stock (1)		Series A Preferred Stock		Shares of our Common Stock on an As-Converted and As-Exercised Basis(2)	
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares of Class	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares of Class	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares of Class
Warburg Pincus Private Equity VIII, LP 466 Lexington Avenue New York, New York 10017	10,635,165(3)	8.75	2,600,000	86.67	33,039,849(3)	20.90
Broadview Capital Partners LP 950 Tower Lane 18th Floor Foster City, California 94404	197,978(4)	*	48,400	1.61	615,049(4)	*
Broadview Capital Partners Qualified Purchaser Fund LP 950 Tower Lane 18th Floor Foster City, California 94404	1,432,803(5)	*	350,280	11.68	4,451,231(5)	2.99
Broadview Capital Partners Affiliates Fund LLC 950 Tower Lane 18th Floor Foster City, California 94404	5,399(6)	*	1,320	*	16,773(6)	*
Affiliates of Ripplewood Investments LLC(7) One Rockefeller Plaza New York, New York 10020	32,090,056	26.39			32,090,056	21.77
Kopp Investment Advisor, Inc.(8) 7701 France Avenue South Suite 500 Edina, Minnesota 55435	7,648,860	6.29			7,648,860	5.19
FMR Corp.(9) 82 Devonshire Street Boston, Massachusetts 02101	7,202,871	5.92			7,202,871	4.89
Jonathan N. Zakin(10)	6,601,986	5.43			6,601,986	4.44
David C. King(11)	2,563,919	2.11			2,563,919	1.72
Keith E. Glover(12)	1,167,315	*			1,167,315	*
Amir Zoufonoun(13)	2,167,789	1.78			2,167,789	1.46
Jeffrey D. Saper(14)	180,920	*			180,920	*
Merle L. Gilmore(15)	41,668	*			41,668	*
Kenneth E. Westrick(16)	41,668	*			41,668	*
Joseph R. Wright, Jr.(17)	41,668	*			41,668	*
Lorenzo A.Bettino(18)	16,666	*			16,666	*
Nancy Huber(19)	463,000	*			463,000	*

Name and Address of Beneficial Owner	Common Stock (1)		Series A Preferred Stock		Shares of our Common Stock on an As-Converted and As-Exercised Basis(2)	
	Amount and Nature of Beneficial Ownership	*Percent of Outstanding Shares of Class*	*Amount and Nature of Beneficial Ownership*	*Percent of Outstanding Shares of Class*	*Amount and Nature of Beneficial Ownership*	*Percent of Outstanding Shares of Class*
Fred Corsentino(20)	524,500	*			524,500	*
All executive officers and directors as a group (11 persons)(21) ...	13,811,099	11.36			13,811,099	9.00

* Represents less than 1.00%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. Percentages for each person are based on 121,579,796 common shares outstanding as of April 4, 2003, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of April 4, 2003. Shares issuable upon the exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the table, the Company believes that the beneficial owners listed in this table, based on information provided by them, have sole voting and investment power over the number of shares listed opposite their names, subject to community property laws where applicable.

(2) Amount of beneficial ownership includes, where applicable, accretion of the liquidation preference of our Series A preferred stock as of April 4, 2003. Percentages for each person are based on 121,579,796 common shares outstanding as of April 4, 2003 and an aggregate of 25,851,557 common shares to which holders of our Series A preferred stock would have been entitled to receive upon conversion of their preferred shares as of April 4, 2003, plus the total number of outstanding options or warrants held by each person that are exercisable within 60 days of April 4, 2003. Shares issuable upon the exercise of outstanding options and warrants, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3) Includes 10,635,165 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of April 4, 2003. Warburg Pincus & Co. is the sole general partner of Warburg Pincus Private Equity VIII, LP. Warburg Pincus Private Equity VIII, LP is managed by Warburg Pincus LLC. Lionel I. Pincus is the managing partner of Warburg Pincus & Co. and the managing member of Warburg Pincus LLC and may be deemed to control both entities. The address of Warburg Pincus & Co. and Warburg Pincus LLC is 466 Lexington Avenue, New York, New York 10017.

(4) Includes 197,978 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of April 4, 2003.

(5) Includes 1,432,803 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of April 4, 2003.

(6) Includes 5,399 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of April 4, 2003.

(7) Based on a Schedule 13D/A filed with the SEC by such beneficial owner (formerly known as Ripplewood Holdings LLC) on June 21, 2002 and reflects common stock beneficially held as of June 16, 2002, including 30,992,522 shares beneficially owned by Ripplewood Partners, LP and 1,097,534 shares beneficially owned by Ripplewood Employee Co-Investment Fund I, LLC. An affiliate of Ripplewood Investments LLC controls Ripplewood Partners, LP and Ripplewood Employee Co-Investment Fund I, LLC.

(8) Based on a Schedule 13G/A filed by such beneficial owner with the SEC on April 9, 2002 and reflects common stock beneficially held as of April 9, 2002, including 6,515,100 shares as to which Kopp Investment Advisors, Inc. has shared dispositive power, 1,133,760 shares as to which Kopp Investment Advisors, Inc. has sole dispositive power and 1,761,787 shares as to which Kopp Investment Advisors, Inc. has sole voting power.

(9) Based on a Schedule 13G/A by such beneficial owner with the SEC filed on February 14, 2002 and reflects (i) common stock beneficially held as of February 14, 2002, including 7,202,871 shares as to which FMR Corp. has sole dispositive power and 985,048 shares as to which FMR Corp. has sole voting power, and (ii) the exchange ratio of 1.8896 in the Merger with Proxim, Inc. on March 26, 2002.

(10) Based on a Schedule 13D/A filed with the SEC by this beneficial owner on August 16, 2002 and reflects common stock beneficially held as of June 16, 2002, including 1,233,341 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(11) Includes 1,960,992 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(12) Includes 1,048,026 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(13) Includes 1,027,789 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(14) Includes 173,940 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(15) Includes 41,668 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(16) Includes 41,668 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(17) Includes 41,668 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(18) Includes 16,666 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(19) Includes 213,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of April 4, 2003.

(20) Includes 199,500 shares of common stock issuable upon the exercise of options exercisable between April 4, 2003 and April 12, 2003. Mr. Corsentino's outstanding options terminated and ceased to be exercisable as of April 12, 2003.

(21) Includes 5,998,258 shares of common stock issuable upon the exercise of options held by all directors and executive officers exercisable within 60 days of April 4, 2003. Included in this group are the Named Executive Officers listed in the section below entitled *"Summary Compensation Table"* and current directors of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

The following table sets forth information regarding executive compensation for services rendered during our fiscal years ended December 31, 2002, 2001 and 2000 by the Company's chief executive officer, our other three most highly compensated executive officers who were serving as executive officers as of December 31, 2002 and whose salary and bonus for our last fiscal year exceeded $100,000, and two individuals who would have been included in this list of our most highly compensated executive officers but for the fact that neither such individual was serving as an executive officer as of December 31, 2002. These six individuals constitute the group referred to elsewhere in this proxy statement as the Named Executive Officers. The compensation summarized in the following table does not include perquisites or other personal benefits that do not in the aggregate exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options(#)	All Other Compensation
Jonathan N. Zakin(1)	2002	$500,000	$ —	$ —	1,000,000	$ —
Chairman of the Board	2001	257,830	275,521	—	900,000	—
and Chief Executive Officer	2000	56,324	—	—	—	—
Keith E. Glover(2)	2002	145,154	—	—	150,000	—
Executive Vice President,	2001	—	—	—	—	—
Chief Financial Officer and Secretary	2000	—	—	—	—	—
David C. King(3)	2002	291,790	—	—	1,209,118	—
Vice Chairman of the Board	2001	—	—	—	—	—
	2000	—	—	—	—	—
Amir Zoufonoun(4)	2002	256,923	—	546,223(5)	500,000	—
Executive Vice President,	2001	228,725	189,283	3,168,173(6)	100,000	—
WAN Strategy and Business Development	2000	175,907	301,541	8,427(7)	1,330,000	—
Nancy Huber(8)	2002	90,519	—	—	—	319,000(9)
Former Chief Financial	2001	203,632	118,473	527,360(10)	170,000	—
Officer and Executive Vice President of Finance	2000	131,339	126,299	—	95,000	—
Fred Corsentino(11)	2002	84,587	—	1,846(12)	—	319,000(13)
Former Executive Vice	2001	200,258	53,576	268,360(14)	75,000	—
President of Worldwide Sales	2000	122,112	93,136	143,947(15)	215,000	—

(1) Following the Merger, Mr. Zakin has continued to serve as the Company's Chairman of the Board and Chief Executive Officer.

(2) In connection with the Merger and effective March 26, 2002, Mr. Glover became Executive Vice President, Chief Financial Officer and Secretary of the Company. The information in this table reflects compensation to Mr. Glover during the period from March 26, 2002 through December 31, 2002.

(3) In connection with the Merger and effective March 26, 2002, Mr. King became President and Chief Operating Officer of the Company. Effective December 9, 2002, Mr. King tendered his resignation from these positions and became Vice Chairman of our Board of Directors. The information in this table reflects compensation to Mr. King during the period from March 26, 2002 through December 31, 2002.

(4) In connection with the Merger and effective March 26, 2002, Mr. Zoufonoun tendered his resignation from the positions of President, Chief Operating Officer and director and became our Executive Vice President, Technology. In connection with the ORiNOCO Acquisition and effective August 5, 2002, Mr. Zoufonoun's title and responsibilities were modified and he became our Executive Vice President, WAN Strategy and Business Development.

(5) This amount represents automobile allowances paid of $8,400 and gains on the sale of shares acquired upon exercise of nonqualified stock options of $537,823.

(6) This amount represents automobile allowances paid of $8,400 and gains on the sale of shares acquired upon exercise of nonqualified stock options of $3,159,733.

(7) This amount represents automobile allowances paid.

(8) In connection with the Merger, Ms. Huber tendered her resignation from the Company as Chief Financial Officer and Executive Vice President of Finance on April 26, 2002 following a material reduction in her duties, responsibilities and title.

(9) This amount represents severance payments in connection with Ms. Huber's resignation as Chief Financial Officer and Executive Vice President of Finance.

(10) This amount represents gains on the sale of shares acquired upon exercise of nonqualified stock options.

(11) In connection with the Merger, Mr. Corsentino tendered his resignation from the Company as Executive Vice President of Worldwide Sales on April 12, 2002 following a material reduction in his duties, responsibilities and title.

(12) This amount represents automobile allowances paid of $1,846 and gains on the sale of shares acquired upon exercise of nonqualified stock options of $138,428.

(13) This amount represents severance payments in connection with Mr. Corsentino's resignation as Executive Vice President of Worldwide Sales.

(14) This amount represents commissions paid of $76,695, automobile allowances paid of $6,000 and gains on the sale of shares acquired on exercise of nonqualified stock options of $185,665.

(15) This amount represents commissions paid of $139,332 and automobile allowances paid of $4,615.

The following table provides information regarding stock options granted to the Named Executive Officers during our fiscal year ended December 31, 2002.

Options Granted in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees During 2002	Exercise Price ($/Share)	Expiration Date	5%	10%
Jonathan N. Zakin	1,000,000	9.25	2.60	4/17/2012	$1,635,126	$4,143,730
David C. King	1,209,118(2)	11.18	2.60	4/17/2012	1,977,060	5,010,259
Keith E. Glover	150,000	1.39	2.60	4/17/2012	245,269	621,560
Amir Zoufonoun	500,000	4.62	2.60	4/17/2012	817,563	2,071,865
Nancy Huber	—	—	—	—	—	—
Fred Corsentino	—	—	—	—	—	—

(1) The 5% and 10% assumed annual rates of compounded stock price appreciated are mandated by the rules of the SEC. The actual value, if any, that an executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There can be no assurance the value realized by an executive officer will be at or near the assumed 5% or 10% levels.

(2) On December 5, 2002, in connection with Mr. King's appointment as Vice Chairman of our Board of Directors and contingent upon the satisfaction of certain requirements set forth in the December 2002 amendment to Mr. King's employment agreement, Proxim Corporation's Board of Directors authorized a grant to Mr. King of an additional option to purchase 100,000 shares of our common stock with an exercise price of $0.86. The requirements were subsequently satisfied and on January 9, 2003, the Company issued the option grant to Mr. King.

The following table sets forth information regarding the exercise of stock options by the Named Executive Officers and year-end option values as of December 31, 2002.

Aggregate Option Exercises and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Unexercised Options at Year-End (#)		Value of Unexercised In-The-Money Options at Year-End ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jonathan N. Zakin	—	$ —	900,000	1,000,000	$ —	$—
David C. King	—	—	1,400,478	1,933,465	—	—
Keith E. Glover	—	—	938,974	421,630	7,192	—
Amir Zoufonoun	215,000	537,823	844,452	549,998	293,947	—
Nancy Huber	—	—	213,000	—	15,910	—
Fred Corsentino	—	—	199,500(2)	—	1,665	—

(1) Assumes that the value of unexercised options at fiscal year-end was $0.87 per share, the closing price of our common stock on the Nasdaq National Market on December 31, 2002.

(2) All outstanding options held by Mr. Corsentino terminated on April 12, 2003 and ceased to be exercisable.

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2002 with respect to the shares of the Company's common stock that may be issued under the Company's existing equity compensation plans. The table does not include information with respect to shares subject to outstanding options assumed by Proxim in connection with acquisitions of the companies which originally granted those options. Footnote (5) to the table sets forth the total number of shares of the Company's common stock issuable upon the exercise of those assumed options as of December 31, 2002, and the weighted average exercise price of those options. No future grants of options may be made under such plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	13,940,617(3)	$5.54	11,695,964(4)
Equity compensation plans not approved by security holders	7,442,596(5)	2.45	4,557,404(6)
Total	21,383,213	4.47	16,253,368

(1) This column does not reflect shares underlying options assumed by Proxim in acquisitions where the plans governing the options will not be used for future awards.

(2) This column does not reflect the price of shares underlying the assumed options referred to in footnote (1) of this table.

(3) Includes options to purchase shares outstanding under the Proxim Corporation 1994 Director Option Plan, the Proxim Corporation 1995 Long-Term Incentive Plan, the Proxim Corporation 1999 Stock Incentive Plan and the Proxim Corporation 2000 Stock Option Plan for Non-Employee Directors.

(4) Includes shares available for future issuance pursuant to future option grants under the Proxim Corporation 1994 Director Option Plan, the Proxim Corporation 1995 Long-Term Incentive Plan, the Proxim Corporation 1999 Stock Incentive Plan and the Proxim Corporation 2000 Stock Option Plan for Non-Employee Directors, and also includes shares available for future purchase at 85% of fair market

value under the Proxim Corporation 2001 Employee Stock Purchase Plan. This column does not include shares underlying the assumed options referred to in footnote (1) of this table.

(5) Includes options to purchase shares outstanding under the Proxim Corporation 2002 Stock Option Merger Plan and the 2002 Nonstatutory Stock Option Acquisition Plan. These plans were adopted in connection with the Merger and the ORiNOCO Acquisition and have not been approved by our stockholders. This does not include options, as of December 31, 2002, to purchase a total of 8,984,535 shares, at a weighted average exercise price of $5.04, which have been assumed by Proxim in connection with acquisitions of the companies which originally granted those options. Such options were issued under the following plans, which have not been approved by our stockholders: the Proxim, Inc. 1986 Stock Option Plan, the Proxim, Inc. 1999 Nonstatutory Stock Option Plan, the WirelessHome Corporation 1998 Stock Option Plan, the Ubiquity Communication, Inc. 1997 Stock Option Plan and the Ubiquity Communication, Inc. 1998 Stock Plan. No future grants of options may be made under such plans.

(6) Includes shares available for future issuance pursuant to option grants under the Proxim Corporation 2002 Nonstatutory Stock Option Merger Plan and the 2002 Nonstatutory Stock Option Acquisition Plan.

Material Features of Plans Not Approved by Stockholders

The Proxim Corporation 2002 Nonstatutory Stock Option Merger Plan (the "Merger Plan") was implemented by our Board of Directors in April 2002 in connection with the Merger and is a non-stockholder approved plan. Options may be granted under the Merger Plan to employees, including officers and consultants, of the Company or any parent or subsidiary of the Company. Options may not be granted under the Merger Plan to our directors. The Board of Directors has authorized and reserved 7,000,000 shares of our common stock for issuance under the Merger Plan. All grants will have an exercise price per share equal to the fair market value per share of our common stock on the date of grant. Each option will vest in installments over the optionee's period of service with the Company. The options will vest on an accelerated basis in the event the Company is acquired and those options are not assumed or replaced by the acquiring entity. All options are nonstatutory options under applicable Federal tax laws. As of December 31, 2002, 1,829,404 shares remained available for future option grants, and 5,170,596 shares were subject to issuance pursuant to the exercise of outstanding options.

The Proxim Corporation 2002 Nonstatutory Stock Option Acquisition Plan (the "Acquisition Plan") was implemented by our Board of Directors in August 2002 in connection with the ORiNOCO Acquisition and is a non-stockholder approved plan. Options may be granted under the Acquisition Plan to employees, including officers and consultants, of the Company or any parent or subsidiary of the Company. Options may not be granted under the Acquisition Plan to our directors. The Board of Directors has authorized and reserved 5,000,000 shares of our common stock for issuance under the Acquisition Plan. All grants will have an exercise price per share equal to the fair market value per share of our common stock on the date of grant. Each option will vest in installments over the optionee's period of service with the Company. The options will vest on an accelerated basis in the event the Company is acquired and those options are not assumed or replaced by the acquiring entity. All options are nonstatutory options under applicable Federal tax laws. As of December 31, 2002, 2,728,000 shares remained available for future option grants, and 2,272,000 shares were subject to issuance pursuant to the exercise of outstanding options.

Director Compensation

From January 1, 2002 until April 17, 2002, all non-employee directors, other than Messrs. Seedman, Collins and Hendren, were paid as follows:

- An annual retainer of $75,000 for serving on the Board of Directors, payable in cash or in shares of the Company's common stock, at the election of each non-employee director;
- a meeting fee of $10,000 for each meeting of the Board of Directors attended in person;

- a meeting fee of $1,000 for each meeting of the Board of Directors attended via telephone or teleconference;
- a meeting fee of $5,000 for each meeting of a committee of the Board of Directors attended in person; and
- a meeting fee of $500 for each meeting of a committee of the Board of Directors attended via telephone or teleconference.

For the remainder of our fiscal year ended December 31, 2002 and for our fiscal year ending December 31, 2003, all non-employee directors of the Company were and will be paid as follows:

- an annual retainer of $50,000 for serving on the Board of Directors, payable in cash on a quarterly basis;
- a meeting fee of $2,500 for each meeting of the Board of Directors attended in person;
- a meeting fee of $1,000 for each meeting of the Board of Directors attended via telephone or teleconference; and
- an annual retainer of $10,000 for serving on the audit committee of the Board of Directors and $5,000 for serving on the compensation committee of the Board of Directors, payable in each instance in cash on a quarterly basis.

Currently, each non-employee director is entitled to receive an option to purchase 50,000 shares of our common stock under the Proxim Corporation 2000 Stock Option Plan for Non-Employee Directors (the "2000 Plan") initially upon first becoming elected or appointed as a non-employee director. In addition, each non-employee director who continues to serve on our Board of Directors is entitled to receive an option to purchase 25,000 shares of our common stock under the 2000 Plan on the date of each annual meeting of our stockholders during such term of service. During our fiscal year ended December 31, 2002, we granted to directors options to purchase an aggregate of 175,000 shares of our common stock under the 2000 Plan.

The Company's directors are also eligible to receive option grants under the Proxim Corporation 1999 Stock Incentive Plan (the "1999 Plan"). Stock option awards granted to directors under the 1999 Plan are determined by the compensation committee or subject to the unanimous approval of our Board of Directors. During our fiscal year ended December 31, 2002, we granted to directors options to purchase an aggregate of 250,000 shares of our common stock under the 1999 Plan.

Employment Agreements

Jonathan N. Zakin. In May 2001, we entered into an agreement with Jonathan N. Zakin, our Chief Executive Officer and Chairman of our Board of Directors, to amend his employment agreement, dated as of October 1999. Pursuant to this amendment, Mr. Zakin became employed full-time, his annual base salary was increased from $50,000 to $500,000 and he became eligible to receive an incentive bonus equal to 75% of his annual base salary based on the achievement of performance targets established by our Board of Directors. Mr. Zakin also received options to purchase 900,000 shares of our common stock at an exercise price of $7.00 per share under the terms of the 1999 Plan. Upon the completion of the Merger and effective March 26, 2002, these 900,000 options vested and became fully exercisable.

The Company may terminate Mr. Zakin's employment at any time for cause or upon 60 days' written notice without cause, and Mr. Zakin may terminate his employment upon 60 days' prior written notice. Mr. Zakin has agreed not to disclose any confidential information pertaining to the Company's business. Furthermore, he has agreed not to compete with the Company during his employment and for one year following the termination of his employment.

David C. King. In December 2002, we entered into an agreement with David C. King, who was then serving as our President and Chief Operating Officer, to amend the employment agreement executed by Mr. King in connection with the Merger. Pursuant to this amendment, Mr. King was appointed Vice Chairman of our Board of Directors and tendered his resignation from the offices of President and Chief

Operating Officer. Under the terms of the amendment, Mr. King agreed to secure a home equity loan with respect to his principal residence in an outstanding principal amount of not less than $500,000 and remit the entire proceeds thereof to the Company to be applied against amounts owed to the Company by Mr. King pursuant to that certain guaranty described below in the section entitled *"Certain Relationships and Related Transactions — Transactions with Directors, Executive Officers and 5% Stockholders."* In addition, under the terms of the amendment, contingent upon and within two days following Mr. King's remittance of such proceeds to the Company, Mr. King was entitled to receive a nonqualified stock option to purchase 100,000 shares of our common stock at the fair market value of our common stock on the date of grant, which option shall vest (i) with respect to one-third of the shares subject to the option, on the first anniversary of the date of grant and, (ii) with respect to the remaining two-thirds of the shares subject to the option, in equal monthly installments over the following two years (in each case, provided that Mr. King remains employed by the Company on the relevant vesting dates).

In connection with Mr. King's December 2002 resignation as our President and Chief Operating Officer and pursuant to the related amendment to his employment agreement, all references in the employment agreement to Mr. King's "position", "employment," status as "employed," and any other comparable references, became references with respect to Mr. King's position as Vice Chairman of our Board of Directors. Pursuant to this modification, certain entitlements set forth in the employment agreement remain in full force and effect. Under the continuing terms of Mr. King's employment agreement, Mr. King is entitled to receive an annual base salary of $400,000, subject to increase by our Board of Directors, and is eligible to receive an annual incentive cash bonus of up to 75% of his base salary, subject to increase if targets established by our Board of Directors are significantly exceeded. In addition, Mr. King was also entitled to and did receive in April 2002 an option to purchase 1% of the Company's fully-diluted outstanding shares at the fair market value of our common stock on the date of grant, which option shall vest (i) with respect to one-third of the shares subject to the option, on the first anniversary of the date of grant and, (ii) with respect to the remaining two-thirds of the shares subject to the option, in equal monthly installments over the following two years (in each case, provided that Mr. King remains employed by the Company on the relevant vesting dates).

Also pursuant to the continuing terms of the employment agreement, in the event Mr. King is terminated by us for cause or resigns without good reason, in each case as defined in the employment agreement, Mr. King is entitled to receive the following benefits, reduced by any amounts owed to the Company by Mr. King and any benefits paid to Mr. King under his change of control and severance agreement: (i) an amount equal to the sum of Mr. King's base salary, pro-rated through the date of termination, plus any earned but unpaid portion of Mr. King's target bonus for the fiscal year in which termination occurs, (ii) reimbursement for certain business expenses properly incurred, (iii) any employee benefits to which Mr. King is entitled under our Company benefits plans, and (iv) any benefits which Mr. King is eligible to receive at the time of termination under Mr. King's change of control and severance agreement, as described more fully below in the section entitled *"Change of Control and Severance Arrangements."*

In the event Mr. King is terminated by us without cause or resigns for good reason, Mr. King is entitled to receive the following benefits, reduced by any amounts owed to the Company by Mr. King and any benefits paid Mr. King under his change of control and severance agreement: (i) the benefits to which Mr. King is entitled in the event of termination for cause, as described above, plus (ii) (A) the continued payment of Mr. King's base salary for 24 months and full payment of Mr. King's target bonus for the fiscal year in which termination occurs and for the subsequent fiscal year, (B) acceleration of 100% of options assumed by the Company in connection with the Merger and acceleration of 50% of options which remain unvested as of the date of termination under any option granted to Mr. King on or following March 26, 2002 (except for the option issued in January 2003), (C) acceleration of 100% of any company restricted stock held by Mr. King as of March 26, 2002 and acceleration of 50% of shares which are unvested as of the date of termination under any restricted stock grant awarded to Mr. King following March 26, 2002 and (D) up to 18 months of COBRA coverage for Mr. King and qualified beneficiaries. In the event such a termination without cause or resignation for good reason occurs within 13 months following a change of control of the Company, Mr. King is entitled to receive the same benefits as described in this paragraph, except that the vesting of all unvested options will accelerate.

In addition, Mr. King's employment agreement provided for the assumption by the Company of Proxim, Inc.'s guaranty of Mr. King's obligations concerning certain margin accounts. In March 2001, Proxim, Inc. entered into a guaranty in favor of an investment bank, guaranteeing up to $5 million of the obligations of Mr. King, who was then serving as Proxim, Inc.'s Chief Executive Officer, to that investment bank. In consideration for this guaranty, Mr. King entered into a reimbursement and security agreement with Proxim, Inc. pursuant to which Mr. King is obligated, among other things, to pay a guaranty fee to Proxim, Inc. or any successor company. In October 2002, following a decline in the share price of our common stock, the investment bank demanded that Mr. King deposit sufficient funds into his account to discharge his indebtedness. After making certain payments to the investment bank, Mr. King indicated that he was unable to promptly pay the remaining $5 million of debt in his margin account. The investment bank called the Company's guaranty and the Company made a payment to the investment bank of $5 million on October 15, 2002. In January 2003, Mr. King made a cash payment of $500,000 to the Company. We assessed the recoverability of the remaining balance of the loan with respect to Mr. King's current financial position and recorded an impairment charge of $4.5 million in the fourth quarter of 2002. This charge does not constitute forgiveness of Mr. King's indebtedness to the Company. Mr. King remains subject to the terms and conditions of the reimbursement and security agreement and is obligated to reimburse the Company for payments that the Company made to the investment bank under the guaranty.

Mr. King has agreed not to disclose any confidential information pertaining to the Company's business. Furthermore, he has agreed not to compete with the Company during his employment and for one year following the termination of his employment.

Amir Zoufonoun. In April 2001, we entered into an agreement with Amir Zoufonoun, who was then serving as our President and Chief Operating Officer, to amend his employment agreement, dated as of November 1999. The amendment increased Mr. Zoufonoun's annual base salary to $250,000 and provided that he is eligible to receive an annual incentive cash bonus of up to 60% of his base salary, based on his achievement of certain performance targets established by the Board of Directors. In connection with the Merger, Mr. Zoufonoun's title and responsibilities as an employee of the Company changed and, from March 26, 2002 through the consummation of the ORiNOCO Acquisition on August 5, 2002, he served as our Executive Vice President, Technology. In connection with the ORiNOCO Acquisition, Proxim created a new divisional business operating structure involving two product lines: the wireless local area networking division, or WLAN division, and the wireless wide area networking division, or WWAN division. In connection with our August 2002 adoption of this new operating structure, Mr. Zoufonoun's title and responsibilities were modified and he became our Executive Vice President, WAN Strategy and Business Development.

Under the continuing terms of Mr. Zoufonoun's employment agreement, the Company may terminate Mr. Zoufonoun's employment at any time, and Mr. Zoufonoun may terminate his employment on 90 days' prior written notice. In the event the Company terminates Mr. Zoufonoun's employment without cause or in the event Mr. Zoufonoun terminates his employment for good reason, in each case as defined in the employment agreement, the Company is required, (i) for a period of twelve months, to pay Mr. Zoufonoun an amount equal to his base salary and continue his medical and other benefits, and all of his time-based options will vest immediately and (ii) to pay Mr. Zoufonoun an amount reflecting a pro-rated bonus, any accrued vacation days, any deferred compensation and any unreimbursed expenses (in each case, through the date of termination). In the event the Company terminates Mr. Zoufonoun's employment for cause or in the event Mr. Zoufonoun terminates his employment without good reason, the Company is required to pay Mr. Zoufonoun only an amount reflecting accrued vacation days, any deferred compensation and any unreimbursed expenses through the date of termination. For purposes of his employment agreement, a change of control of the Company does not qualify as good reason for Mr. Zoufonoun to terminate his employment.

Mr. Zoufonoun has agreed not to disclose any confidential information pertaining to the Company's business. Furthermore, he has agreed not to compete with the Company during his employment and for one year following the termination of his employment.

Nancy Huber. On January 15, 2002, in anticipation of the Merger, we entered into an executive severance benefits agreement with Nancy Huber, who was then serving as our Chief Financial Officer and Vice President of Finance. The terms of this agreement superseded any other agreement or arrangement between the Company and Ms. Huber relating to termination within 13 months following the Merger and associated severance benefits. On April 26, 2002, following a material reduction in the duties, responsibilities and title associated with her position, Ms. Huber tendered her resignation from the Company in accordance with the requirements set forth in the agreement and we provided to Ms. Huber the related severance benefits described below in the section entitled *"Change of Control and Severance Arrangements."* In connection with the resignation by Ms. Huber, options to purchase 213,000 shares of our common stock, held by Ms. Huber on the date employment terminated, vested and became fully exercisable. In connection with the execution of the executive severance benefits agreement, Ms. Huber agreed not to compete with the Company during her employment and for one year following the termination of her employment.

In April 2002, the Company entered into a consulting arrangement with Ms. Huber. Pursuant to this arrangement, Ms. Huber provides consulting services to the Company from time to time. Ms. Huber receives customary fees and reimbursement of expenses in connection with her provision of such services.

Fred Corsentino. On January 15, 2002, in anticipation of the Merger, we entered into an executive severance benefits agreement with Fred Corsentino, who was then serving as our Executive Vice President of Sales. The terms of this agreement superseded any other agreement or arrangement between the Company and Mr. Corsentino relating to termination within 13 months following the Merger and associated severance benefits. On April 12, 2002, following a material reduction in the duties, responsibilities and title associated with his position, Mr. Corsentino tendered his resignation from the Company in accordance with the requirements set forth in the agreement and we provided to Mr. Corsentino the related severance benefits described below in the section entitled *"Change of Control and Severance Arrangements."* In connection with the resignation by Mr. Corsentino, options to purchase 264,800 shares of our common stock, held by Mr. Corsentino on the date employment terminated, vested and became fully exercisable.

In connection with the execution of the executive severance benefits agreement, Mr. Corsentino agreed not to compete with the Company during his employment and for one year following the termination of his employment. Mr. Corsentino also agreed that, for a period of six months following termination of employment and for no additional compensation, he would remain available to consult with the Company at the Company's request.

Change of Control and Severance Arrangements

Change of Control and Severance Arrangement with David C. King. Upon completion of the Merger and in connection with the Company's employment of Mr. King, who served as our President and Chief Operating Officer until his December 2002 appointment to serve as Vice Chairman of our Board of Directors, the Company assumed the obligations of Proxim, Inc. under Proxim, Inc's change of control and severance agreement with Mr. King. Under the agreement, in the event Mr. King tenders his resignation from the Company within 24 months of the consummation of the Merger on March 26, 2002 (or another change of control, as defined in the agreement), Mr. King is entitled to receive:

- cash payments equal to 200% of his annual compensation (as defined in the agreement) paid over the 24 months following termination;
- Company-provided health, dental, vision and life insurance at the same level of coverage as was provided to him immediately prior to termination for a period of 24 months following termination;
- acceleration of all unvested options held prior to March 26, 2002 to purchase shares of the Company's common stock and the lapse of any repurchase right the Company may have with respect to stock held by him; and
- six months of outplacement assistance, not to exceed a cost of $10,000.

Pursuant to the December 2002 amendment to Mr. King's employment agreement, all payments or other benefits due to Mr. King upon the termination of his employment with the Company under his change of control severance agreement, as well as his employment agreement and the amendment thereto, shall be retained by the Company and not paid to Mr. King to the extent necessary to satisfy and setoff amounts then owed by Mr. King to the Company, including, but not limited to, Mr. King's obligations to the Company under the reimbursement and security agreement relating to the Company's guaranty of his obligations concerning certain margin accounts and the Company's subsequent payment of $5 million on October 15, 2002 in respect of such guaranty. In January 2003, Mr. King remitted $500,000 to the Company as partial reimbursement.

Change of Control and Severance Arrangement with Keith E. Glover. Upon completion of the Merger and in connection with the Company's employment of Mr. Glover, our Executive Vice President, Chief Financial Officer and Secretary, the Company assumed the obligations of Proxim, Inc. under Proxim, Inc.'s change of control and severance agreement with Mr. Glover. Under the agreement, in the event Mr. Glover is terminated without cause or constructively discharged within 24 months of the consummation of the Merger on March 26, 2002 (or another change of control, as defined in the agreement), he is entitled to receive:

- cash payments equal to 100% of his annual compensation (as defined in the agreement) paid over the 12 months following termination;
- Company-provided health, dental, vision and life insurance at the same level of coverage as was provided to him immediately prior to termination for a period of 12 months following termination;
- acceleration of all unvested options to purchase shares of the Company's common stock and the lapse of any repurchase right the Company may have with respect to stock held by him; and
- six months of outplacement assistance, not to exceed a cost of $10,000.

Change of Control and Severance Arrangement with each of Nancy Huber and Fred Corsentino. In connection with the Merger, the employment of Ms. Huber and Mr. Corsentino terminated, effective April 26, 2002 and April 12, 2002, respectively. As severance under the terms of each such individual's executive severance benefits agreement and without regard to any contrary provisions in their employment agreements, each was entitled to receive:

- a lump-sum payment equal to the sum of his or her annual salary and target bonus earned through the date of termination;
- a lump-sum payment equal to 12 months of his or her then-current base salary;
- the acceleration of all of his or her unvested options to acquire shares of the Company's common stock; and
- the continuation of health care and other employment benefits for a period of 12 months following termination.

Under the terms of Mr. Corsentino's executive severance benefits agreement, all accelerated options remained exercisable for a period of 12 months following termination of his employment. On April 12, 2003, all such unexercised options terminated and ceased to be exercisable. Under the terms of Ms. Huber's consulting arrangement, all similarly accelerated options remain exercisable for so long as she continues to provide consulting services to the Company.

Report of the Compensation Committee on Executive Compensation

This section of the proxy statement will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under such Acts.

Compensation Philosophy and Review

The Company's compensation philosophy for its executive officers serves two principal purposes: (i) to provide a total compensation package that is competitive and enables the Company to attract and retain key executive and employee talent needed to accomplish the Company's business objectives, and (ii) to directly link compensation to improvements in the Company's performance and increases in stockholder value as measured principally by the trading price of the Company's common stock.

The 2002 compensation levels for the Company's executive officers were generally determined on an individual basis at the time of hiring in many cases pursuant to employment agreements entered into between the Company and such individuals prior to 2002.

Members of the Board of Directors reviewed and approved each employment agreement entered into between the Company and executive officers in 2002, as well as stock options granted to executive officers in 2002. In determining compensation levels for 2002, the Company primarily relied upon publicly available compensation information and informal survey information obtained by management with respect to cash compensation and stock option grants to similarly situated officers of broadband wireless companies of comparable size and market capitalization.

Elements of Executive Officer Compensation

The Company's executive compensation consists primarily of salary, employee benefits, cash incentive bonuses and the award of stock options. The Company emphasizes the award of stock options and the compensation committee believes that in the highly competitive, emerging markets in which the Company operates and competes, equity-based compensation provides the greatest incentive for executive performance and the greatest alignment of management and stockholder long-term interests.

Officer Salaries. The compensation committee reviews each senior executive officer's salary annually. Except to the extent that salary increases are prescribed by written employment agreements, in determining the appropriate salary levels, the compensation committee considers, among other factors, the officer's scope of responsibility, prior experience, past accomplishments and data on prevailing compensation levels in relevant markets for executive talent.

Compensation for the Company's Chief Executive Officer in 2002, Jonathan N. Zakin, was determined pursuant to his employment agreement entered into in October 1999, as amended in May 2001. The employment agreement provided for an annual base salary of $500,000. Mr. Zakin was eligible to receive an incentive bonus equal to 75% of his annual base salary based on the achievement of performance targets established by our Board of Directors. No such bonus was paid for services rendered during fiscal year 2002 in light of the decline in general economic conditions during such period. In fiscal year 2001, Mr. Zakin received options to purchase 900,000 shares of our common stock at an exercise price of $7.00 per share under the terms of the 1999 Plan. Upon completion of the Merger and effective March 26, 2002, these options vested and became fully exercisable. In addition, in connection with and subsequent to the Merger, Mr. Zakin received additional options to purchase 1,000,000 shares of our common stock at an exercise price of $2.60 per share under the terms of the 1999 Plan.

The compensation committee believes that the base salary levels of the Company's executive officers, including Mr. Zakin, are comparable to base salary levels for companies considered in the informal information reviewed by the compensation committee. The compensation committee believes that these base salary levels are appropriate in light of the Company's emphasis on long-term equity compensation.

Stock Option Grants. As noted above, the Company has relied substantially on long-term equity compensation as the principal means of compensating and providing incentives for its executive officers and key employees. It is the Company's practice to set option exercise prices at not less than 100% of fair market value on the date of grant. Thus, the value of the stockholders' investment in the Company must appreciate before an optionee receives any financial benefit from the option.

In determining the size of the stock option grants, the compensation committee considers various subjective factors primarily relating to the responsibilities of the individual officers and key employees, their current and expected future contributions to the Company, as well as the number and exercise price of unvested options and shares owned by the officer or key employee. In addition, the compensation committee examines the level of equity incentives held by each officer and key employee relative to the other officers' and key employees' equity positions and their tenure, responsibilities, experience and value to the Company.

Section 162(m) of the Internal Revenue Code limits the federal income tax deductibility of compensation paid to the Company's chief executive officer and to each of the other four most highly compensated executive officers. For this purpose, compensation can include, in addition to cash compensation, the difference between the exercise price of stock options and the value of the underlying stock on the date of exercise. Under this legislation, the Company may deduct such compensation with respect to any of these individuals only to the extent that during any taxable year such compensation does not exceed $1,000,000 or meets certain other conditions (such as stockholder approval). The Company's policy is to qualify, to the extent reasonable, its executive officers' compensation for deductibility under applicable tax laws. However, the compensation committee believes that its primary responsibility is to provide a compensation program that will attract, retain and reward the executive talent necessary for the Company's success. Consequently, the compensation committee recognizes that the loss of a tax deduction may be necessary in some circumstances. The 1999 Plan is intended to the extent allowable to be exempt from the deduction limits under Section 162(m) of the Code.

In conclusion, the compensation committee believes that the policies and programs described in this report are competitive and effectively align executive compensation with the Company's goal of maximizing the return to the stockholders.

THE 2002 COMPENSATION COMMITTEE

Michael J. Boskin
Merle L. Gilmore
Kenneth E. Westrick

Compensation Committee Interlocks and Insider Participation

Although Dr. Boskin and Messrs. Gilmore and Westrick served as the members of our compensation committee as of the end of the fiscal year ended December 31, 2002, Dr. Boskin also served with Messrs. Hendren and Crisp from January 1, 2002 through the completion of the Merger on March 26, 2002. During that time, Mr. Hendren was a Managing Director at Ripplewood Investments LLC. In connection with the Merger, the Company agreed to indemnify affiliates of Ripplewood Investments LLC against any losses or expenses incurred by them that arise from the Merger Agreement, the completion of the Merger and related transactions. No other member of the compensation committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Performance Measurement Comparison

The following performance graph compares the percentage change in the cumulative total return to the stockholders of the Company's common stock with the cumulative total return of the Nasdaq U.S. Index and the Morgan Stanley High-Technology Index for the period beginning August 1, 2000, when the Company's stock was first traded, through December 31, 2002. The total stockholder return assumes $100 invested at the beginning of the period in each of the common stock of the Company, the Nasdaq U.S. Index and Morgan Stanley High-Technology Index. Historical stock price is not necessarily indicative of future stock performance.

During the periods from August 1, 2000 to December 31, 2001, the Company's common stock traded on the Nasdaq National Market under the symbol "WMUX," reflecting the Company's former name, Western Multiplex Corporation. In connection with the Merger, the Company changed its name to "Proxim Corporation." For a period of five trading days following the Merger, the Company's common stock traded on the Nasdaq National Market under the symbol "PROXd" and then began trading under the symbol "PROX."


200
175
150
125
100
75
50
25
0
DOLLARS
Aug-00
Sept-00
Dec-00
Mar-01
Jun-01
Sept-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
PROX(1)
MORGAN
NASDAQ

Date	PROX(1)	MORGAN	NASDAQ
Aug-00	100.00	100.00	100.00
Sept-00	178.67	85.17	87.32
Dec-00	67.67	56.25	58.73
Mar-01	85.42	46.95	43.75
Jun-01	58.33	47.43	51.36
Sep-01	31.17	32.37	33.83
Dec-01	48.75	44.66	46.37
Mar-02	48.17	37.74	40.80
Jun-02	28.17	28.83	33.85
Sep-02	26.67	21.36	27.86
Dec-02	14.17	20.35	26.49

(1) The Company's common stock traded on the Nasdaq National Market under the symbol "WMUX" during the period beginning August 1, 2000 and ended December 31, 2002.

This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Certain Relationships and Related Transactions

Except for the compensation agreements and other arrangements that are described under the sections above entitled *"Director Compensation," "Employment Agreements,"* and *"Change of Control and Severance Arrangements,"* and the agreements and transactions described under the subsection below entitled *"Transactions with Directors, Executive Officers and 5% Stockholders,"* there was not during our fiscal year ended December 31, 2002, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, 5% stockholder or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Transactions with Directors, Executive Officers and 5% Stockholders

Voting Agreements. In connection with the ORiNOCO Acquisition and the October 8, 2002 special meeting of our stockholders held for the purpose of approving certain related transactions, Jonathan N. Zakin, our Chairman and Chief Executive Officer who had the power to vote approximately 4.3% of our outstanding common stock as of the record date for that special meeting, and affiliates of Ripplewood Investments LLC that beneficially owned approximately 27% of the outstanding shares of our common stock as of the record date for that special meeting, agreed to vote their shares in favor of the proposal at the special meeting. In exchange for their voting agreement, these affiliates of Ripplewood Investments LLC were released, as of the record date for that special meeting, from the transfer restrictions imposed on their shares arising under the stockholders' agreement they entered into with us on January 16, 2002 in connection with the Merger.

Indebtedness of each of Amir Zoufonoun and Fred Corsentino. On January 31, 2000, Mr. Zoufonoun issued a promissory note to us in the amount of $465,500 in connection with his purchase of 950,000 shares of our common stock. On February 25, 2000, Mr. Corsentino also issued a promissory note to us in the amount of $93,100 in connection with his purchase of 190,000 shares of our common stock. The principal amount of each promissory note is payable on the earlier of (i) the thirtieth day after we exercise a right to repurchase the employee's shares of our common stock and under the related stock purchase agreement for such employee, or (ii) the tenth anniversary of the promissory note. Each of Messrs. Zoufonoun and Corsentino was serving as an executive officer of the Company at the time the respective note was issued to us and each was serving as an executive officer of the Company for all or a portion of the fiscal year ended December 31, 2002.

The notes accrue interest at a rate of 8% per year, compounded annually. The largest aggregate amount of indebtedness outstanding during the year ended December 31, 2002 was $574,159 in respect of the note issued by Mr. Zoufonoun and $114,322 in respect of the note issued by Mr. Corsentino. The amount of indebtedness outstanding as of April 4, 2003 was approximately $583,750 in respect of the note issued by Mr. Zoufonoun and $116,240 in respect of the note issued by Mr. Corsentino.

Each of Messrs. Zoufonoun and Corsentino also entered into a pledge agreement pursuant to which we hold a first priority security interest in the shares of our common stock purchased by each such individual in connection with his respective note, the options to purchase shares of our common stock granted by the Company to such individual, the shares received pursuant to the exercise of any such options, and the proceeds received upon sale of any such shares purchased or received in connection with the foregoing (the "Collateral"). Under the pledge agreement with each of them, we have the right to reclaim such collateral in the event of default under the terms of the respective note. In the event any amounts outstanding under the note are not satisfied following any such reclamation of Collateral and our use of related proceeds to offset amounts outstanding under the note, we are entitled to seek recourse from the employee's other personal assets or income for up to half of the principal amount of the loan.

Guaranty of Indebtedness of David C. King; Indebtedness of David C. King. Mr. King's employment agreement, as amended, provides for the assumption by the Company of Proxim, Inc.'s guaranty of Mr. King's obligations concerning certain margin accounts. In March 2001, Proxim, Inc. entered into a guaranty in favor of an investment bank, guaranteeing up to $5 million of the obligations of Mr. King, who was then serving as Proxim, Inc.'s Chief Executive Officer, to that investment bank. In consideration for this guaranty, Mr. King entered into a reimbursement and security agreement with Proxim, Inc. pursuant to which Mr. King is obligated, among other things, to pay a guaranty fee to Proxim, Inc. or any successor company. In October 2002, following a decline in the share price of our common stock, the investment bank demanded that Mr. King deposit sufficient funds into his account to discharge his indebtedness. After making certain payments to the investment bank, Mr. King indicated that he was unable to promptly pay the remaining $5 million of debt in his margin account. The investment bank called the Company's guaranty and the Company made a payment to the investment bank of $5 million on October 15, 2002. In January 2003, Mr. King made a cash payment of $500,000 to the Company. We assessed the recoverability of the remaining balance of the loan with respect to Mr. King's current financial position and recorded an impairment charge of $4.5 million in the fourth quarter of 2002. This charge does not constitute forgiveness of Mr. King's indebtedness to the Company. Mr. King remains subject to the terms and conditions of the reimbursement and security agreement and is obligated to reimburse the Company for payments that the Company made to the investment bank under the guaranty.

Financial Services. Broadview International LLC acted as one of the Company's financial advisors in connection with the ORiNOCO Acquisition and also acted as financial advisor to Proxim, Inc. in connection with the Merger. Broadview International LLC received customary fees and reimbursement of its expenses in connection with these transactions. Broadview Holdings LLP, the parent of Broadview International LLC, is a member of Broadview Capital LLC and Broadview Capital Partners Management LLC, which serve as Manager and General Partner, respectively, of each of Broadview Capital Partners LP, Broadview Capital Partners Qualified Purchaser Fund LP and Broadview Capital Partners Affiliates Fund LLC (collectively, "Broadview Capital"). Broadview Capital is a beneficial holder of greater than five percent of our Series A preferred stock. We believe that the services performed by Broadview International LLC have been provided on terms no more favorable than those with unrelated parties.

Legal Services. Effective as of March 26, 2002, the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, serves as outside general corporate counsel to the Company. Mr. Saper, a director of the Company, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. We believe that the services performed by Wilson Sonsini Goodrich & Rosati, Professional Corporation, have been provided on terms no more favorable than those with unrelated parties.

Audit Committee Report

This section of the proxy statement will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under such Acts.

From January 1, 2002 until March 26, 2002, our audit committee consisted of three directors who qualify as independent under Rule 4200 of the NASD, Messrs. Aihara, Crisp and Seedman, and one director who was not independent under the Rule, Mr. Hendren. Since March 26, 2002, our audit committee has consisted of three directors who qualify as independent under Rule 4200 of the NASD, Messrs. Gilmore, Saper and Wright. The audit committee operates under a written charter that was approved and adopted by our Board of Directors in June 2000 and under legal and regulatory requirements promulgated by the Securities and Exchange Commission and the Nasdaq National Market. Historically, the then-current members of the audit committee have recommended, and our Board of Directors has appointed, the Company's independent accountants. The audit committee now has full authority to engage the Company's independent accountants and to approve the scope of audit and non-audit services. For the fiscal year ended December 31, 2002, PricewaterhouseCoopers LLP served as our independent accountants. For the fiscal years ended December 31, 2001 and 2000, Arthur Andersen LLP served as our independent accountants. The engagement of PricewaterhouseCoopers LLP to replace Arthur Andersen LLP as our independent accountants for fiscal year 2002 is discussed below in the section entitled *"Independent Public Accountants."*

Management is responsible for the Company's financial reporting process including its system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The independent accountants are responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The audit committee's responsibility is to monitor and review these processes.

In this context, the audit committee for the fiscal year ended December 31, 2002 met and held discussions with management and PricewaterhouseCoopers LLP. Management represented to the audit committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP. The audit committee discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees).

PricewaterhouseCoopers LLP also provided to the audit committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the audit committee discussed with PricewaterhouseCoopers LLP that firm's independence as our accountants for the fiscal year ending December 31, 2003.

Based upon the audit committee's review and discussion with management and PricewaterhouseCoopers LLP and the audit committee's review of the representation of management and the report of PricewaterhouseCoopers LLP to the audit committee, the audit committee recommended that our Board of Directors include the audited consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission.

THE 2002 AUDIT COMMITTEE

Merle L. Gilmore
Jeffrey D. Saper
Joseph R. Wright, Jr.

INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP served as our independent public accountants and auditors for the fiscal year ended December 31, 2002 and Arthur Andersen LLP served as our independent public accountants and auditors for the fiscal years ended December 31, 2001 and 2000. On March 21, 2002, our Board of Directors, upon recommendation of the audit committee, made a determination not to engage Arthur Andersen LLP as the Company's independent accountants and, on March 26, 2002, engaged PricewaterhouseCoopers LLP to serve as our independent accountants for the fiscal year ended December 31, 2002. Arthur Andersen's reports on our consolidated financial statements for each of the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001 and 2000 and through the date of our engagement of PricewaterhouseCoopers LLP, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with its report on the Company's consolidated financial statements for such years; and there were no reportable events as specified in Item 304(a)(1)(v) of Regulation S-K.

INDEPENDENT ACCOUNTANT'S FEES

PricewaterhouseCoopers LLP billed the Company the following fees in the fiscal year ended December 31, 2002:

Audit fees: $505,000

Financial information systems design and implementation fees: none

All other fees: $300,000

Our audit committee determined that PricewaterhouseCoopers LLP's provision of non-audit services was compatible with maintaining PricewaterhouseCoopers LLP's independence during the fiscal year ended December 31, 2002.

ANNUAL REPORT ON FORM 10-K

THE COMPANY IS REQUIRED TO FILE AN ANNUAL REPORT ON FORM 10-K WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002 IS DELIVERED TOGETHER WITH THIS PROXY STATEMENT.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration by the stockholders at the annual meeting. If any other matters are properly brought before the stockholders at the annual meeting, it is the intention of the persons named on the accompanying proxy to vote on those matters in accordance with any recommendation by the Board of Directors.

By Order of the Board of Directors,



Keith E. Glover
Executive Vice President,
Chief Financial Officer and Secretary

Sunnyvale, California
April 29, 2003

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